Exhibit 99.2

XINYUAN REAL ESTATE CO., LTD.

GUARANTEED SENIOR SECURED

US$40,000,000 15.6% NOTE DUE APRIL 15, 2013

and WARRANTS TO PURCHASE COMMON SHARES

SECURITIES PURCHASE AGREEMENT

Dated as of April 15, 2010

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3

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Section 18.12.	Judgment Currency.	49

EXHIBITS AND SCHEDULES

Exhibit A	Form of Guaranteed Senior Secured Note

Exhibit B	Definitions

Exhibit C	Form of Registration Rights Agreement

Exhibit D	Form of Onshore Share Pledge Agreement

Exhibit E	Form of Notation of Guaranty

Exhibit F	List of Group Companies

Exhibit G	Form of Assignment Agreement

5

XINYUAN REAL ESTATE CO., LTD.

SECURITIES PURCHASE AGREEMENT

April 15, 2010

To Forum Asian Realty Income II, L.P., a Cayman Islands limited partnership (“Forum”):

WHEREAS, Xinyuan Real Estate Co., Ltd, a company incorporated with limited liability in the Cayman Islands (the “Company”), issued guaranteed senior secured floating rate notes (the “2010 Notes”), which have become due and payable on April 15, 2010, pursuant to an indenture between the Company and the Hongkong and Shanghai Banking Corporation Limited, as indenture trustee (the “2010 Notes Trustee”), dated April 13, 2007, and of which Forum is a holder;

WHEREAS, on the maturity date of the 2010 Notes and simultaneously with the full payment and discharge of the 2010 Notes, the Company wishes to issue, and Forum wishes to purchase, upon the terms and conditions stated in this Securities Purchase Agreement (“Agreement”) (i) a 15.6% guaranteed senior secured note in the principal amount of US$40,000,000 due on April 15, 2013 (the “Note”) in the amount and the tenor hereinafter set forth and in the form attached hereto as Exhibit A and (ii) warrants (the “Warrants”) exercisable into up to 1,516,882 Common Shares (as defined herein) (the “Warrant Shares”);

WHEREAS, except as otherwise provided or permitted herein, the Company and Forum desire that the Note will rank senior to all outstanding and future indebtedness of the Company, and the Note will be secured by certain Collateral (as defined herein) that is held for the benefit of the holder of the Note by the Collateral Agent (as defined herein);

WHEREAS, as of the date hereof and simultaneously with the issuance and purchase of the Note, the Company is expected to redeem in full the outstanding 2% guaranteed convertible subordinated note due 2012 (the “Convertible Note”) issued by the Company pursuant to an indenture among the Company and the Hongkong and Shanghai Banking Corporation Limited, as indenture trustee (the “Convertible Note Trustee”), dated April 13, 2007;

WHEREAS, the Company and Forum desire that all current and future direct and indirect subsidiaries of the Company, but not including any subsidiaries of the Company domiciled in the People’s Republic of China (“PRC”) unless a change in PRC law permits such guarantees without government approval, will guarantee the Note on a senior, unsubordinated basis on the terms and conditions herein; and

WHEREAS, the Company and Forum desire that contemporaneously with the execution and delivery of this Agreement, the parties hereto execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights with respect to the Warrant Shares under the US Securities Act of 1933, as amended (the “Securities Act”).

The Company, XINYUAN REAL ESTATE, LTD., a company incorporated with limited liability in the Cayman Islands (“Xinyuan Real Estate”) and Forum hereby agree as follows:

ARTICLE 1

AUTHORIZATION OF NOTE

Section 1.01.	Authorization of Note.

Subject to the terms and conditions hereof, the Company has authorized the creation of and issuance of the Note and Guaranties and, to provide therefor, the Company has caused each Guarantor to have duly authorized the execution and delivery of the notation of Guaranty.

Capitalized terms used in this Agreement are defined in Exhibit B.

ARTICLE 2

SALE AND PURCHASE OF SECURITIES; TERMS

Section 2.01.	Sale and Purchase of Notes and Warrants; Subsidiary Guaranty; Note and Warrant Register.

(a) Subject to the terms and conditions of this Agreement, the Company shall issue and sell to Forum and Forum shall purchase from the Company on the Closing Date (as defined below), (x) $40,000,000 principal amount of Notes and (y) the Warrants (the “Closing”). The aggregate purchase price for the Note and the Warrants to be purchased by Forum at the Closing (the “Purchase Price”) shall be $40,000,000. As used herein, the term “Securities” shall mean, collectively, the Note (including the related Guaranties), the Warrants and the Warrant Shares.

(b) On the Closing Date, Forum shall pay the Purchase Price in full to the Company for the Notes and the Warrants to be issued and sold to Forum at the Closing, by (A) offsetting the Purchase Price by the amounts owed to it by the Company for the repayment of principal amount of the 2010 Notes in the aggregate amount of $30,000,000, and (B) payment of $10,000,000 in cash by a transfer of immediately available funds in accordance with the Company’s written instructions representing the balance of the Purchase Price. Simultaneously on the Closing Date, the Company shall deliver to Forum the Note along with the Warrants, in each case duly executed on behalf of the Company and registered in the name of Forum or its designee. The Note and Warrants are being offered and sold to Forum pursuant to Regulation S of the Securities Act (“Regulation S”). Upon original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, the Note, the Warrants and the Warrant Shares shall bear the legends relating to the offer and the sale of such securities as required by Regulation S or any other applicable laws or regulations relating to the issuance of the Securities.

(c) The payment by the Company of all amounts owing and payable with respect to the Note and the payment and performance by the Company of all of its other obligations under this Agreement will be absolutely and unconditionally guaranteed by each of the Guarantors (as hereinafter defined), jointly and severally, pursuant to its Guaranty (as hereinafter defined).

(d) The Company shall pay all of Forum’s reasonable and documented out-of-pocket third-party fees and disbursements incurred in connection with its investment in the Securities including, but not limited to, the fees and disbursements of its international and PRC counsel, Linklaters and Commerce & Finance, provided that the amount of such legal fees payable by the Company shall not exceed an aggregate amount of $250,000. All such amounts presented to the Company by the Closing Date will be paid to each of Forum, Linklaters and Commerce & Finance at Closing.

(e) The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Note and the Warrants in which the Company shall record the name and address of the Person in whose name the Note and the Warrants have been issued (including the name and address of each transferee) (the “Holder”), the principal amount of the Note held by such Person and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Holder or its legal representatives upon reasonable prior notice to the Company.

Section 2.02.	Payment of Interest; Payment at Maturity.

(a) The Note will mature on April 15, 2015 (the “Maturity Date”) and on the Maturity Date, the Company will pay to the Holder an amount in cash representing the entire outstanding principal amount of, and the interest then accrued and unpaid and any other unpaid amounts due on, the Note.

(b) The Company promises to pay interest on the outstanding principal amount of the Note at the rate per annum equal to 15.6% (the “Interest Rate”). The Company shall pay interest semi-annually on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day with the same force and effect and such extension of time shall in such case be included in the computation of interest accruing on the Note (each an “Interest Payment Date”). Interest shall accrue from and including the most recent date to which interest has been paid on the Notes or, if no interest has been paid, from the date of issuance, to but excluding the following Interest Payment Date; provided that the first Interest Payment Date shall be October 15, 2010. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, and Additional Amounts from time to time at a rate that is 4.0% per annum in excess of the Interest Rate (the “Default Interest Rate”); the Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) at the Default Interest Rate to the extent lawful. Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed. The amount of interest for each day that the Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Note. The amount of interest to be paid on the Note for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one decimal place. The Company’s calculation of all interest payments shall govern absent manifest error.

(c) The Company shall notify the Holder in writing of the amount of default interest required to be paid on the Note on the next succeeding payment date.

(d) Other than as specifically permitted herein, the Company may not prepay any portion of the outstanding principal, accrued and unpaid interest or any other accrued and unpaid amounts due on the Note, if any.

Section 2.03.	Warrants; Registration Rights.

Subject to the terms and conditions of this Agreement, the Company will issue to Forum, at the Closing provided for in Article 3, Warrants exercisable into 1,516,882 Warrant Shares.

Section 2.04.	Security for the Note.

(a) The Note will be secured by:

(i) a perfected first-priority Lien on all of the equity interests in Xinyuan Real Estate pursuant to a First Equitable Mortgage among the Company, Xinyuan Real Estate and the Collateral Agent, dated as of the Closing Date (the “Cayman Offshore Share Pledge Agreement”),

(ii) a perfected first-priority Lien on all of the equity interests in each of Victory Good Development, South Glory International and Elite Quest Holdings pursuant to an Equity Mortgage among the Xinyuan Real Estate, Victory Good Development, South Glory International and Elite Quest Holdings and the Collateral Agent, dated as of the Closing Date (the “Hong Kong Share Pledge Agreement”, together with the Cayman Offshore Share Pledge Agreement, the “Offshore Share Pledge Agreements”),

(iii) a perfected first-priority Lien on the receivables, if any, payable by the WFOE to Xinyuan Real Estate under the Intercompany Loan Agreements between Xinyuan Real Estate and the WFOE, pursuant to a Pledge and Security Agreement, dated as of the Closing Date, among Xinyuan Real Estate, the WFOE, and the Collateral Agent (the “Note Pledge Agreement”),

(iv) a perfected first-priority Lien on all current and future assets located outside of the PRC of each of (A) the Company, (B) any Offshore Subsidiary, and/or (C) any Offshore Hong Kong Subsidiary pursuant to a Debenture, each dated as of the Closing Date, between each of (X) the Company and Xinyuan Real Estate pursuant to the laws of the Cayman Islands, and (Y) every Offshore Hong Kong Subsidiary pursuant to the laws of Hong Kong, as the case may be, and the Collateral Agent (collectively, the “Offshore Security Agreements”),

(v) the Collateral Agency Agreement, and

(vi) subject to revisions requested by, the approval of and registration with the requisite Governmental Authority and as specified in Section 8.28, a perfected Lien on all of the equity interests of the WFOE and the negative pledge by the WFOE pursuant to a share pledge agreement among Forum, Xinyuan Real Estate, and the WFOE, substantially in the form attached hereto as Exhibit E (the “Onshore Share Pledge Agreement”), together with the Offshore Share Pledge Agreements, the Note Pledge Agreement, the Offshore Security Agreements, are all Security Documents under the definition of “Security Documents” herein, and all of the collateral described in such Security Documents, collectively, the “Collateral”). The Security Documents, together with the notations of Guaranty, Warrant, the Registration Rights Agreement, the Note and this Agreement, are referred to herein as the “Transaction Documents”).

ARTICLE 3

CLOSING

Section 3.01.	Closing.

The issuance and sale of the Securities to be purchased by Forum pursuant to this Agreement shall be deemed to occur at the Hong Kong office of Baker & McKenzie LLP, at 12:15 p.m. local time, at a Closing on April 15, 2010 (the “Closing Date”).

ARTICLE 4

CLOSING DELIVERIES

Section 4.01.	The Company’s Closing Deliveries.

(a) The Company shall be obligated to deliver to Forum the following at the Closing:

(i) a copy of the opinion of Baker & McKenzie LLP, U.S. and Hong Kong counsel to the Company, dated the Closing Date, in form and substance reasonably acceptable to Forum;

(ii) a copy of the opinion of Maples & Calder, Cayman counsel to the Company, dated the Closing Date, in form and substance reasonably acceptable to Forum;

(iii) a copy of the opinion of TransAsia Lawyers, PRC counsel to the Company, dated the Closing Date, in form and substance reasonably acceptable to Forum;

(iv) (A) a certificate evidencing the formation and good standing of each of the Company and Xinyuan Real Estate in its jurisdiction of formation issued by the Registry of Companies, Cayman Islands, in each case as of the latest practicable date; and (B) a certificate of continuing registration under the laws of Hong Kong with respect to each Offshore Hong Kong Subsidiary, if reasonably practicable under Hong Kong laws, provided that failure of the Company to so deliver such continuing registration certificates shall not be a breach of any obligation of the Company hereunder;

(v) a certificate, executed by the chief executive officer and the chief financial officer of the Company, dated as of the Closing Date, to the effect that the representations and warranties of the Company and Xinyuan Real Estate shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date, and as to such other matters as may be reasonably requested by Forum;

(vi) a certificate, executed by the secretary of the Company and Xinyuan Real Estate and by a director of each Offshore Hong Kong Subsidiary and dated as of the Closing Date, as to (i) the resolutions as adopted by each of their Boards of Directors in a form reasonably acceptable to Forum and (ii) the Memorandum and Articles of Association, each as in effect at the Closing Date;

(vii) evidence from the 2010 Notes Trustee satisfactory to Forum that the 2010 Notes have been paid and discharged in full prior to or simultaneously with Forum paying the Purchase Price;

(viii) evidence from the Convertible Note Trustee satisfactory to Forum that the Convertible Notes have been paid and discharged in full and all security interests and liens related thereto have been discharged or released prior to or simultaneously with Forum paying the Purchase Price;

(ix) a fully executed original of each Transaction Document; and

(x) such other documents to give fuller effect to the transactions contemplated by this Agreement as Forum or its counsel may reasonably request prior to the Closing Date.

(b) The Company shall cause to be delivered to the Collateral Agent the following at the Closing:

(i) the certificate representing the Pledged Stock (as defined in the Offshore Share Pledge Agreements), accompanied by undated stock powers duly executed in blank by the relevant Pledgor pursuant to the Offshore Share Pledge Agreements;

(ii) each of the Offshore Share Pledge Agreements;

(iii) the Note Pledge Agreement;

(iv) the Offshore Security Agreements;

(v) the Collateral Agency Agreement;

(vi) the notations of Guaranty executed by Xinyuan Real Estate and each Offshore Hong Kong Subsidiary;

(vii) any appropriately completed copies, which have been duly authorized for filing by the appropriate Person, of any instruments as may be necessary or desirable to perfect the security interests of the Collateral Agent pursuant to Security Documents;

(viii) a copy of the Company’s register of charges and mortgages, dated a date reasonably near to the Closing Date, listing all effective financing statements which name the Company as the debtor, together with copies of such financing statements (none of which shall cover any collateral described in the Security Documents, except in respect of financing statements, mortgages or charges, if any, which secured the 2010 Notes or the Convertible Note, which will be released of record on or promptly following the Closing Date); and

(ix) such other approvals, opinions, or documents as the Collateral Agent may reasonably request to give fuller effect to the transactions contemplated in the Security Documents to be delivered on the Closing Date in form and substance reasonably satisfactory to the Collateral Agent.

Section 4.02.	Forum’s Closing Deliveries.

(a) At the Closing, Forum shall pay the Purchase Price in consideration for the issuance and sale of the Note or shall deliver or cause to be delivered such documents reasonably satisfactory to the Company to evidence the full, complete, and irrevocable satisfaction and discharge of the 2010 Note held by Forum.

(b) At the Closing, Forum shall execute and deliver to the Company each Transaction Document to which it is a party.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 5.01.	Representations and Warranties.

The Company and Xinyuan Real Estate, jointly and severally, represent and warrant to Forum that the following representations and warranties in this Article 5 are true and correct as of the Closing Date:

Section 5.02.	Ownership of Shares in Subsidiaries.

(a) In the section entitled “Item 3. Key Information – C. Organizational StructureThe Company’s annual report on Form 20-F for the year ended December 31, 2009 that was filed with the Commission on March 30, 2010 (the “2009 Form 20-F”) contains complete and correct lists of each individual partnership, limited liability company, joint venture, corporation, association, trust or any other entity or organization (collectively, a “Person”) in which the Company (i) owns, directly or indirectly, a majority of its capital stock or similar equity interests or (ii) otherwise maintains, directly or indirectly, control over management, operations and decision-making processes, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary, except for Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (the “JV”), which is included in such list but is not controlled by the Company.

(b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary owned by the Company and its Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of any Lien.

(c) Subject to applicable PRC statutory procedures, no Subsidiary is a party to, or otherwise subject to any legal or regulatory restriction or any agreement (other than this Agreement and limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay dividends or make any other similar distributions to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

(d) The Company does not, directly or indirectly, beneficially own or control a minority interest in any joint venture other than the JV. All of the outstanding equity interests of the JV beneficially owned by the Company have been validly issued, are fully paid and non-assessable and are free and clear of any Lien.

(e) Except as disclosed in the 2009 Form 20-F, the Company does not have any interest, direct or indirect, in any other Person.

Section 5.03.	Organization.

Each of the Group Companies (i) has been duly organized, is validly existing and is in good standing (if applicable) under the laws of its jurisdiction of organization, (ii) has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets, and (iii) is duly qualified or licensed to do business and is in good standing (if applicable) as a foreign corporation or limited liability company, as the case may be, authorized to do business in each jurisdiction in which the nature of such business or the ownership or leasing of such properties requires such qualification, except, in the case of (ii) and (iii), where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.04.	Capitalization and Voting Rights.

(a) Capital Stock. The authorized capital of the Company consists, immediately prior to the Closing, of five hundred million (500,000,000) Common Shares, of which 151,688,262 shares are issued and outstanding immediately prior to the Closing.

(b) Issued Shares. As at the date hereof and immediately prior to the Closing, the aggregate number of Common Shares issued and which are issuable pursuant to any exercise, conversion, exchange, subscription or otherwise in connection with any warrants, options (including pursuant to the Company’s stock option plans), convertible securities or any agreement to sell or issue Common Shares or securities which may be exercised, converted or exchanged for Common Shares (collectively, “Fully-Diluted”) is 155,205,766. The Warrant Shares issuable upon exercise of the Warrants have been duly reserved for issuance which number of Warrant Shares equals or exceeds 120% of the aggregate of the maximum number of Common Shares issuable upon exercise of the Warrants. All of the issued and outstanding shares of each of the Group Companies shares as of the Closing are duly authorized, validly issued, fully paid and non-assessable, were issued in accordance with the registration or qualification provisions of the Act and any relevant blue sky laws of the United States of America or pursuant to valid exemptions therefrom and were issued in compliance with other applicable laws (including, without limitation, applicable PRC laws, rules and regulations) and are not subject to any rescission right or put right on the part of the holder thereof nor does any holder thereof have the right to require the Company to repurchase such share capital.

(c) Other Agreements. Except as disclosed in the 20-F: (i) none of the Company’s capital stock is subject to statutory or contractual preemptive rights or any other similar rights granted by the Company; (ii) there are no outstanding options, warrants, rights to subscribe to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries, or contracts, agreements, arrangements, or other obligations of the Company or any of its Subsidiaries to issue additional capital stock of the Company or any of its Subsidiaries; (iii) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to the Registration Rights Agreement); (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (v) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is bound to redeem a security of the Company or any of its Subsidiaries; and (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Since December 31, 2009, none of the Group Companies has declared, paid, or made any dividend or distribution of any kind on any class of capital stock.

(d) Voting Agreements. None of the Group Companies is a party to or subject to any agreement or understanding that affects or relates to the voting or giving of written consents with respect to any security of any of the Group Companies (including, without limitation, any voting agreements, voting trust agreements, shareholder agreements or similar agreements) or the voting by a director of any of the Group Companies.

Section 5.05.	Authorization and Execution.

Each of the Group Companies has all requisite corporate power and authority to execute, deliver and perform its obligations under each of the Transaction Documents to which it is a party and to consummate the transactions contemplated thereby. This Agreement has been duly authorized, executed and delivered by the Company. Each of the Transaction Documents has been duly authorized and when executed and delivered by the Group Companies (to the extent it is a party thereto) shall constitute a legal, valid and binding obligation of each of the Group Companies (to the extent it is a party thereto) enforceable against each of the Group Companies (to the extent it is a party thereto) in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to or affecting generally creditors rights and except to the extent that the indemnification and contribution provisions herein and in the Registration Rights Agreement may be limited by U.S. federal or state securities laws and public policy considerations in respect thereof.

Section 5.06.	Valid Issuance of Note.

The Note, when issued, sold and delivered in accordance with the terms thereof and for the consideration set forth herein, will be free of restrictions on transfer, other than restrictions on transfer set forth in this Agreement and under applicable securities laws. Assuming the accuracy of Forum’s representations in Article 6 below, the Securities will be issued in compliance with applicable securities laws. The Note has been duly authorized by the Company and, when executed and delivered by the Company and delivered to Forum in accordance with the terms of this Agreement, such Note will have been duly executed, issued and delivered by the Company and will a constitute legal, valid and binding obligation of the Company, entitled to the benefits of this Agreement enforceable in against the Company except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to or affecting generally creditors rights and except to the extent that the indemnification and contribution provisions herein may be limited by U.S. federal or state securities laws and public policy considerations in respect thereof.

Section 5.07.	Valid Issuance of Warrants and Warrant Shares.

(a) The Warrants have been duly and validly authorized for issuance by the Company, and, when executed and delivered by the Company and delivered to Forum, in accordance with the terms of this Agreement, the Warrants will have been duly executed, issued and delivered by the Company and will constitute legal, valid and binding obligations of the Company and enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to or affecting generally creditors rights and except to the extent that the indemnification and contribution provisions herein and in the Registration Rights Agreement may be limited by U.S. federal or state securities laws and public policy considerations in respect thereof.

(b) The Warrant Shares have been duly and validly authorized for issuance by the Company, and when issued pursuant to the terms of the Warrants, will be validly issued, fully paid and non-assessable, not subject to any preemptive or similar rights, free from all taxes, Liens, charges and security interests with respect to the issuance thereof and free of restrictions on transfer other than under applicable securities laws or as expressly contemplated by the Transaction Documents, with Forum being entitled to all rights accorded to other holders of Common Shares, unless the Warrant Shares are exercised for or converted into American Depositary Shares, in which case Forum would be entitled to all rights accorded to the other holders of American Depositary Shares.

Section 5.08.	Compliance with Instruments.

None of the Group Companies is in violation of its respective certificate of incorporation, articles of association, by-laws or other organizational documents (the “Charter Documents”). None of the Group Companies is, nor does any condition exist that would cause any of the Group Companies to be, (i) in violation of any statute, rule, regulation, law or ordinance, or any judgment, decree or order applicable to any of the Group Companies or any of their properties (collectively, “Applicable Law”) of any Cayman Islands, PRC Governmental Authority, or (ii) in breach of or in default (or subject to acceleration any Debt) under any bond, debenture, note or other evidence of indebtedness, indenture, mortgage, deed of trust, lease or any other agreement or instrument to which any of them is a party or by which any of them or their respective property is bound (collectively, “Applicable Agreements”), except any violations, breaches or defaults that do not, or would not, have a Material Adverse Effect.

Section 5.09.	No Conflicts.

None of (i) the execution, delivery or performance of any of the Transaction Documents, (ii) the issuance of the Notes, including the Guaranties related thereto, or the Warrants and reservation for issuance and issuance of the Warrant Shares to Forum, or (iii) the consummation of any of the transactions contemplated herein or therein, will conflict with, violate, constitute a breach of or a default (nor will with the passage of time or otherwise) under, require the consent of any Person (other than consents already obtained and in full force and effect), result in the imposition of a Lien (other than a Lien arising under the Security Documents and the transactions contemplated by this Agreement) on any assets of the Group Companies under or pursuant to (a) the Charter Documents, (b) any Applicable Agreement, or (c) any Applicable Law, other than in each of clause (b) and (c) such violations, breaches or defaults that would not, individually or in aggregate, have, or be reasonably expected to have, a Material Adverse Effect. After consummation of the transactions contemplated in the Transaction Documents, no Default or Event of Default will exist under this Agreement.

Section 5.10.	Security Interest/Security Documents.

(a) When executed and delivered, the Offshore Share Pledge Agreements will create valid and enforceable first-priority security interests in favor of the Collateral Agent in all of the “Pledged Collateral” (as defined therein)), which security interests will secure the repayment of the Note. As of the Closing Date, the pledgors under the Offshore Share Pledge Agreements will own the Pledged Collateral free and clear of all Liens (except for Liens arising by operation of law and Liens arising under the Offshore Share Pledge Agreement).

(b) When executed and delivered, (x) the Onshore Share Pledge Agreement, upon approval by and registration with the relevant Governmental Authority as contemplated therein, will create valid and legally binding security interests in favor of the Collateral Agent in all the equity interests in the WFOE, (y) the Note Pledge Agreement will create valid and legally binding security interests in favor of the Collateral Agent in all the “Collateral” as defined therein, in each case, which security interests will secure the repayment of the Note and (z) the Offshore Security Agreements will create valid and enforceable first-priority security interests in favor of the Collateral Agent in all of the “Pledged Collateral” (as defined therein)), which security interests will secure the repayment of the Note. When each of the Onshore Share Pledge Agreement, the Note Pledge Agreement and the Offshore Security Agreements is filed with the relevant Governmental Authority pursuant to Section 8.28 hereof, the security interests represented thereby will be perfected.

Section 5.11.	Governmental Consents.

No filing with, consent, approval, authorization or order of, any Governmental Authority is required for (i) the valid execution, delivery and performance by the Company of the Transaction Documents, (ii) the offer, sale, issuance or delivery to Forum of the Note, the Warrants, the Warrant Shares or (iii) the consummation of the transactions contemplated by the Transaction Documents, except (a) the filing with the SEC of a Registration Statement in accordance with the requirements of the Registration Rights Agreement, (b) the filing of a listing application for the Warrant Shares with the New York Stock Exchange (“NYSE”), (c) the consents, filings and approvals that may be required in connection with the granting or perfection of Liens under the Security Documents, (d) the filing with the Financial Industry Regulatory Authority in connection with the Registration Statement, and (e) such filings as may be required under blue sky or state securities laws. The Company is not in violation of the listing requirements of the NYSE and has no knowledge of any facts that would reasonably lead to delisting or suspension of the American Depositary Shares. The issuance by the Company of the Securities shall not have the effect of delisting or suspending the American Depositary Shares from the NYSE.

Section 5.12.	Proceedings.

There is no action, suit, proceeding, inquiry or investigation before or by the NYSE, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, the Common Shares or any of the Company’s Subsidiaries that would have a Material Adverse Effect.

Section 5.13.	Permits.

Each of the Group Companies possesses all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all Governmental Authorities, presently required or necessary to own or lease, as the case may be, and to operate its respective properties and to carry on its business as now conducted (“Permits”), except such failure as would have a Material Adverse Effect. Except as disclosed in the 2009 Form 20-F, all of the Permits are valid and in full force and effect. None of the Group Companies has received written notice of any Proceeding relating to revocation or material modification of any such Permit.

Section 5.14.	Title to Property.

Each of the Group Companies has good and marketable title to all real property and personal property owned by it, in each case free and clear of any Liens, except such Liens as permitted under the Transaction Documents or the Convertible Notes. For the real property not owned by one of the Group Companies and currently used for the business operations of one of the Group Companies, such Group Companies possess good and marketable title to all leasehold estates in real and personal property being leased by it and, in each case, free and clear of all Liens as of the Closing Date. Except as would not have a Material Adverse Effect, (i) no default (or event which with notice or lapse of time, or both, would constitute such a default) has occurred and is continuing under any of such leases, tenancies, licenses, concessions or agreements, (ii) there are no grounds for rescission, avoidance or repudiation of any of such leases, tenancies, licenses, concessions or agreements, and (iii) no notice of termination or of intention to terminate has been received in respect of any thereof, with such exceptions as are not material and do not materially interfere with the uses made or proposed to be made by such real property and buildings by the Company. None of the Group Companies has received any written or actual of any claim of any nature that has been asserted by anyone adverse to the rights of a Group Company under any leases, tenancies, licenses, concessions or agreements or affecting the rights of a Group Company to the continued possession of such property or material assets, with such exceptions as are not material and do not materially interfere with the uses made or proposed to be made by such real property or assets by the Group Companies. The ownership of and the right to use the land and buildings owned or used by the Group Companies are not subject to any materially adverse, unusual or onerous terms or conditions. The properties and other material assets presently owned, leased or licensed by the Group Companies are structurally sound, are in good operating condition and repair and have been maintained in accordance with good business practice and are adequate for the uses to which they are being and intended by any of the Group Companies to be put, and none of such properties or other material assets is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost and taking into account the age and length of the use of the same, ordinary wear and tear excepted. To the knowledge of the Company, there are no facts or conditions affecting any of such properties or other material assets which could, individually or in the aggregate, interfere in any material respect with the occupancy or use thereof as currently occupied or used.

Section 5.15.	Insurance.

Each of the Group Companies maintains reasonable adequate insurance covering its material properties, operations, personnel and business, and is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged. All policies of insurance insuring each Group Company and its businesses, assets, employees, officers and directors are in full force and effect. Each of the Group Companies is in compliance with the terms of such policies and instruments in all material respects, and there are no claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. None of the Group Companies has been denied or been refused any insurance coverage sought or applied for, and none of the Group Companies has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that could not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.16.	Taxes.

All Tax returns required to be filed by the Group Companies have been filed, and all such returns are true, complete and correct in all material respects. All material Taxes that are due from the Group Companies have been paid other than those (i) currently payable without penalty or interest or (ii) being diligently contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. To the best knowledge of the Company and after due inquiry, there are no proposed Tax assessments against any of the Group Companies. The accruals and reserves on the books and records of the Company in respect of any Tax liability for any Taxable period not finally determined are adequate to meet any assessments of Tax for any such period.

Section 5.17.	Intellectual Property.

The Group Companies, collectively, own, or are validly licensed under, or have the right to use, all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Intellectual Property”) used in the conduct of its businesses, free and clear of all Liens, except where the failure to own, possess, or have the right to use such Intellectual Property would not have a Material Adverse Effect. No written claims or notices of any potential claim have been asserted by any person challenging the use of any such Intellectual Property by any of the Group Companies or questioning the validity or effectiveness of the Intellectual Property or any license or agreement related thereto, and, to the Company’s knowledge, there are no facts which would form a valid basis for any such claim. To the Company’s best knowledge, the use of such Intellectual Property by any of the Group Companies does not and will not infringe on the Intellectual Property rights of any other person. To the knowledge of the Company, there is no infringement or misappropriation by any other Person of any Intellectual Property of any of the Group Companies.

Section 5.18.	Internal Accounting and Disclosure Controls.

The Company and each of its Subsidiaries maintain a system of internal accounting controls to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and that receipts and expenditures of the entity are made only in accordance with authorizations of management or directors of the entity, and (ii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the entity’s assets that could have a Material Adverse Effect. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

Section 5.19.	Ranking of Notes.

No Debt of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

Section 5.20.	Off Balance Sheet Arrangements.

There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

Section 5.21.	Form F-3 Eligibility.

The Company is eligible to register the Warrant Shares for resale by Forum using Form F-3 promulgated under the Securities Act.

Section 5.22.	Transfer Taxes.

On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to Forum hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

Section 5.23.	SEC Documents; Financial Statements.

During the two (2) years prior to the date hereof, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed prior to the date hereof or prior to the date of the Closing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The Company has delivered to Forum or its representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

Section 5.24.	Absence of Changes.

Except as disclosed in the SEC Documents, none of the Group Companies has, since December 31, 2009, (A) entered into any transactions, (B) entered into or assumed any contract, (C) incurred, assumed or acquired any liability (including contingent liability) or other obligation, (D) acquired or disposed of, or agreed to acquire or dispose of, any business or any other asset, (E) cancelled, waived, released or discounted in whole or in part any debts or claims, or (F) taken on or become subject to any contingent liability, in each case, not in the ordinary course of business. Since December 31, 2009, there has not been any event or condition of any type that has had or reasonably could be expected to have a Material Adverse Effect.

Section 5.25.	Indebtedness.

All Debt represented by the Note is being incurred for proper purposes and in good faith. Based on the financial condition of the Company, as determined on a consolidated basis, as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Note hereunder, and to the Company’s actual knowledge, (i) the fair saleable value of the Group Companies’ assets exceeds the amount that will be required to be paid on or in respect of the Group Companies’ existing debts and other liabilities (including contingent liabilities) as they mature; (ii) the present fair saleable value of the assets of the Group Companies is greater than the amount that will be required to pay the probable liabilities of the Group Companies on their respective debt as they become absolute and mature, and (iii) the Group Companies are able to realize upon their assets and pay their debt and other liabilities (including contingent obligations) as they mature; (iv) the Group Companies’ assets do not constitute unreasonably small capital to carry on their respective businesses as now conducted and as proposed to be conducted including their respective capital needs taking into account the particular capital requirements of the business conducted by the Group Companies, and projected capital requirements and capital availability thereof; and (v) the current cash flow of each of the Group Companies, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company has no knowledge of any facts or circumstances which lead it to believe that it or any other Group Companies will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction.

Section 5.26.	Material Contracts.

There are no material contracts of the Company required to be filed with the 2009 Form 20-F that were not so filed. All material contracts listed as exhibits to the 2009 Form 20-F that have not by their terms expired, are in full force and effect, and to the knowledge of the Company, no counterparty to such contract is in breach or violation of any of the terms and conditions thereof in any material respect.

Section 5.27.	Labor Matters.

None of the Group Companies is bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Group Companies. There is no strike or other labor dispute involving any of the Group Companies pending or, to the Company’s knowledge, threatened, which could have a Material Adverse Effect. To the Company’s knowledge, there is no employment related charge, complaint, grievance, investigation, unfair labor practice claim or inquiry of any kind, pending or threatened against any of the Group Companies that could, individually or in the aggregate, have a Material Adverse Effect.

Section 5.28.	Brokers and Finders.

The Company has not engaged any broker, finder, commission agent or other similar person (other than Deutsche Bank) in connection with the transactions contemplated under the Transaction Documents, and the Company is not under any obligation to pay any broker’s fee or commission in connection with such transactions (other than commissions or fees to Deutsche Bank, which is the sole liability of, and will be paid by, the Company).

Section 5.29.	Environmental Matters.

Each Group Company (i) is in compliance with any and all PRC national, provincial, and local laws and regulations applicable to it relating to the protection of the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business, (iii) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants governed by Environmental Laws applicable to it, (iv) has no knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws applicable to it emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as would not result in a Material Adverse Effect; and (v) has stored no hazardous materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any hazardous materials in a manner contrary to any Environmental Laws applicable to it; except where such non-compliance with Environmental Laws applicable to it, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.30.	Encumbrances.

Except as disclosed in the 2009 Form 20-F, there are no encumbrances, foreign exchange restrictions or contractual restrictions on the ability of any of the Group Companies to pay dividends or make other distributions on such parties’ capital stock or to make loans or advances or pay any indebtedness to, or investments in, any of the Group Companies.

Section 5.31.	Payment of Dividends.

All dividends and other distributions that may be declared and payable on the share capital of the Company will not be subject to withholding or other taxes under the current laws and regulations of the Cayman Islands and are otherwise free and clear of any other tax, withholding or deduction in the Cayman Islands and may be so paid without the necessity of obtaining any governmental authorization in the Cayman Islands.

Section 5.32.	Winding up; Dissolution.

None of the Group Companies has taken any action nor, to the Company’s knowledge, have any steps been taken by any third party or legal, legislative or administrative proceedings been started or threatened to (i) wind up, dissolve, make dormant, or eliminate any of the Group Companies or (ii) to withdraw, revoke or cancel any material approvals to conduct the business of any of the Group Companies, except for Qingdao Xinyuan Real Estate Co., Ltd., Beijing Xinyuan Heju Construction Materials Co., Ltd., and Xinyuan Kenju (Beijing) Assets Management Co., Ltd., each of which has not engaged in any business operations since its incorporation; and Henan Wanzhong Real Estate Co., Ltd., which is intended to be liquidated and deregistered by the Company.

Section 5.33.	Sovereign Immunity.

Under the laws of their respective jurisdiction of incorporation and the PRC, none of the Group Companies nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment.

Section 5.34.	Stamp Duties.

No stamp, issue, registration, transfer tax or duty or other similar tax or duty is payable by or on behalf of Forum in the Cayman Islands (other than nominal stamp duty if the Agreement is signed of brought into the Cayman Islands) or any political subdivision or taxing authority thereof or therein in connection with: (A) the issue, offer and delivery by the Company of the Notes to or for the account of Forum; (B) the execution and delivery of the Transaction Documents; or (C) the consummation of the transactions contemplated by the Transaction Documents.

Section 5.35.	Forum’s Liability.

Forum will not be subject to liability in respect of any liability of the Company by virtue only of the holding of the Note or Warrants.

Section 5.36.	Foreign Corrupt Practices Act.

None of the Group Companies, nor to the knowledge of the Company, any agent or person acting with authority on behalf of any of the Group Companies, directly or indirectly, (i) has used any funds or will use such funds or any proceeds from the sale of the Notes for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Group Companies (or made by any person acting on its behalf of which the Company is aware) which is in violation of applicable law, or (iv) violated or taken any other action which violates or would result in a violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended and the rules and regulations thereunder (the “FCPA”).

Section 5.37.	Related Party Transactions.

All related party transactions, as defined in Regulation S-K under the Exchange Act, required to be disclosed in the 2009 Form 20-F have been so disclosed. Any related party transactions have been negotiated in good faith and on an arm’s length basis.

Section 5.38.	Investment Company.

The Company is not required and, as a result of the offer and sale of the Securities contemplated herein and the application of the net proceeds thereof, will not be, required to register as an “investment company” under, and as such term is defined in, the U.S. Investment Company Act of 1940, as amended.

Section 5.39.	PFIC.

None of the Group Companies is or intends to become a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code.

Section 5.40.	OFAC.

Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC. None of the Group Companies does any business, or in the case of sale of residential properties by the Group Companies in the ordinary course of business, none of the Group Companies knowingly does any business, with governments, entities or persons subject to any U.S. sanctions administered by the OFAC or any enabling legislation or executive order relating thereto, or, to the best of the knowledge of the Company, any person or entity in those countries or with those persons, or perform contracts in support of projects in or for the benefit of those countries or those persons.

Section 5.41.	Money Laundering Laws.

The operations of each of the Group Companies are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any of the Group Companies with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

Section 5.42.	Sarbanes-Oxley Act.

The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as to the Company as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

Section 5.43.	No Integrated Offering; No Registration.

(i) None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf (which, for the avoidance of doubt, should not include Forum, any of its Affiliates or any person acting on its or their behalf, as to which the Company makes no representation) has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the Securities Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf (which, for the avoidance of doubt, should not include Forum, any of its Affiliates or any person acting on its or their behalf, as to which the Company makes no representation) will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the Securities Act or cause the offering of the Securities to be integrated with other offerings.

(ii) None of the Company, its Subsidiary, any of their affiliates, or any person acting on its or their behalf (which, for the avoidance of doubt, should not include Forum, any of its Affiliates or any person acting on its or their behalf, as to which the Company makes no representation) has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities; and each of the Company, its Subsidiaries, their respective Affiliates and each person acting on its or their behalf has complied with the offering restrictions requirement of Regulation S.

(iii) Assuming the accuracy of Forum’s representations and warranties set forth in Article 6 hereof and compliance with the transfer restrictions in Section 18.06(b), no registration under the Securities Act of the Securities is required for the initial offer, sale and delivery of the Securities to Forum in the manner contemplated herein.

Section 5.44.	Other Representations and Warranties Relating to PRC Subsidiaries.

(i) The constitutional documents and certificates and related material contracts of each of the PRC Subsidiaries are valid and have been duly approved or registered (as applicable) by competent PRC Governmental Authorities, except where it would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) Except as disclosed in the 2009 Form 20-F, all material consents, approvals, authorizations or licenses requisite under PRC law for the due and proper establishment and operation of each of the PRC Subsidiaries have been duly obtained from the relevant PRC Governmental Authorities and are in full force and effect, except where it would not, individually or in the aggregate, have a Material Adverse Effect.

(iii) All filings and registrations with the PRC Governmental Authorities required in respect of each of the Group Companies and its operations including, without limitation, the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration for Foreign Exchange, tax bureau and customs authorities have been duly completed in accordance with the relevant PRC rules and regulations, except where it would not, individually or in the aggregate, have a Material Adverse Effect.

(iv) Each of the PRC Subsidiaries has complied with all relevant PRC laws and regulations regarding the contribution and payment of its registered share capital, the payment schedule of which has been approved by the relevant PRC Government Authorities. There are no outstanding rights of, or commitments made by the Company or any Subsidiary to sell any equity interest in the WFOE, or by any of the other PRC Subsidiaries’ shareholders to sell any equity interest in such other PRC Subsidiaries.

(v) None of the PRC Subsidiaries is in receipt of any letter or notice from any relevant PRC Governmental Authority notifying it of suspension or revocation of any licenses or qualifications issued to it, or refund or termination of any subsidy or right (including land use right) granted to it by any PRC Governmental Authority for non-compliance with the terms thereof or with applicable PRC laws, or the need for compliance or remedial actions in respect of the activities carried out by such PRC Subsidiary, and the Company has no knowledge of any grounds on which such letter or notice will be issued by the relevant PRC Government Authorities.

(vi) Each of the PRC Subsidiaries has conducted its business activities within the permitted scope of business or has otherwise operated its business in compliance with all relevant legal requirements and with all requisite licenses and approvals granted by competent PRC Governmental Authorities, except where it would not, individually or in the aggregate, have a Material Adverse Effect.

(vii) As to licenses, approvals and government grants and concessions requisite or useful for the conduct of any part of any of the PRC Subsidiaries’ business which are subject to periodic renewal, the Company has no knowledge of any grounds on which such requisite renewals will not be granted by the relevant PRC Governmental Authorities.

(viii) With regard to employment and staff or labor, each of the PRC Subsidiaries has complied with all applicable PRC laws and regulations, including without limitation, laws and regulations pertaining to welfare funds, social benefits, medical benefits, insurance, maternity benefits, retirement benefits, pensions or the like, except where it would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.45.	Full Disclosure.

All disclosure provided to Forum regarding the Company or any of its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct in all material aspects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE 6

FORUM’S REPRESENTATIONS, WARRANTIES AND AGREEMENTS

Section 6.01.	Representations, Warranties and Agreements.

Forum represents and warrants to and agrees with the Company and Xinyuan Real Estate that:

(a) No Public Sale or Distribution. Forum is (i) acquiring the Note and the Warrants, and (ii) upon exercise of the Warrants will acquire the Warrant Shares issuable upon exercise of the Warrants in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided that by making the representations herein, Forum does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. Forum is acquiring the Securities hereunder in the ordinary course of its business. Form does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(b) U.S. Person Status. Forum is not a “U.S. Person” (as defined in Rule 902 of Regulation S) and is not acquiring the securities for the account or benefit of any U.S. Person. Forum is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

(c) Reliance on Exemptions. Forum understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and Forum’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Forum set forth herein in order to determine the availability of such exemptions and the eligibility of Forum to acquire the Securities.

(d) Information. Forum and its advisors have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by Forum. Forum and its advisors have been afforded the opportunity to ask questions of and receive answers from the Company and to obtain any additional information which the Company possesses or can acquire without undue effort or expense, and all such questions have been answered to the satisfaction of Forum. Neither such inquiries nor any other due diligence investigations conducted by Forum or its advisors, if any, or its representatives shall modify, amend or affect such Forum’s right to rely on the Company’s representations and warranties contained herein. Forum understands that its investment in the Securities involves a high degree of risk. Forum has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e) No Governmental Review. Forum understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f) Transfer or Resale. Forum understands and agrees that, except as provided in the Registration Rights Agreement with respect to the Warrant Shares, the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred in the U.S. or to a U.S. Person (as defined in Regulation S) except (i) in accordance with Rule 144A under the Securities Act (“Rule 144A”) to a person that the transferor and any person acting on its behalf reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A) purchasing for its own account or for the account of a qualified institutional buyer, (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an effective registration statement under the Securities Act, or (v) pursuant to any other available exemption under the Securities Act; provided that during the 40-day period beginning from the Closing Date (the “Distribution Compliance Period”), the Securities may not be offered or sold to a U.S. Person or for the account or benefit of a U.S. Person (other than a distributor), except in accordance with Regulation S under the Securities Act. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and Forum effecting a pledge of Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. Forum agrees that it will notify any purchaser of the Securities that the purchaser is subject to the restrictions on transfer set forth in Section 18.06(b) or in the Warrants, as applicable. Forum agrees that the Company is hereby required to refuse to register any transfer of any Securities issued to Forum not made in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. Forum represents that its purchase and payment for and continued beneficial ownership of the Securities does not violate any applicable securities laws or other laws of the jurisdiction or its organization.

(g) Legends. Forum understands and agrees that the certificates or other instruments representing the Notes, the Guaranties and the Warrants and, until such time as the resale of the Warrant Shares has been registered under the Securities Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Warrant Shares, shall bear any legend as required by the “blue sky” law of any state and a restrictive legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to any available exemption from registration and that hedging transactions with regard to such securities may not be conducted unless in compliance with the Securities Act.

(h) Validity; Enforcement. This Agreement, the Registration Rights Agreement and any other Transaction Documents to which it is a party have been duly and validly authorized, executed and delivered on behalf of Forum and shall constitute the legal, valid and binding obligations of Forum enforceable against Forum in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i) No Conflicts. The execution, delivery and performance by Forum of this Agreement, the Registration Rights Agreement and any other Transaction Documents and the consummation by Forum of the transactions contemplated hereby and thereby will not result in a violation of the organizational documents of Forum.

(j) Certain Trading Activities. Forum has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with Forum which had knowledge of the transactions contemplated hereby, (x) has or shares discretion relating to Forum’s investments and trading or information concerning Forum’s investments or (y) is subject to Forum’s review or input concerning such Person’s investments or trading (the foregoing, “Forum Trading Affiliates”), engaged in any sale or purchase in the securities of the Company (including, without limitation, any Short Sales involving the Company’s securities) since the time that such Forum was first contacted by the Company regarding the investment in the Company contemplated herein. “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act (“Regulation SHO”) and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable Common Shares). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect short sales or similar transactions in the future. Forum is not as of the date hereof, and will not be immediately following the Closing, a “beneficial owner” (as defined pursuant to Rule 13d-3 of the Exchange Act) of more than 10% of the Company’s issued and outstanding Common Shares (calculated based on the assumption that all securities exercisable for or convertible into Common Shares owned by Forum, whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) but taking into account any limitations on exercise or conversion contained therein).

(k) General Solicitation. Forum is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar.

ARTICLE 7

OFFERS TO PURCHASE; MANDATORY REPURCHASE AT THE OPTION OF THE HOLDER

Section 7.01.	Offer To Purchase.

(a) In the event that, pursuant to Section 8.11, Section 8.15 or Section 8.31 hereof, the Company shall be required to commence a Asset Sale Offer, Change of Control Offer or a Listing Failure Offer (each of the foregoing, an “Offer to Purchase”), respectively, it shall follow the procedures specified below.

(b) The Company shall commence the Offer to Purchase by sending, by first-class mail, to he Holder at its address appearing in the Company’s register, a notice the terms of which shall govern the Offer to Purchase stating:

(i) that the Offer to Purchase is being made pursuant to Section 8.11, Section 8.15 or Section 8.31, as the case may be, and, in the case of a Change of Control Offer, that such event has occurred, the circumstances and relevant facts regarding such event, and that a Change of Control Offer is being made pursuant to Section 8.15;

(ii) the principal amount of Note required to be paid down pursuant to Section 8.11, Section 8.15 or Section 8.31, as the case may be (the “Offer Amount”), the purchase price set forth in Section 8.11, Section 8.15 or Section 8.31, as applicable (the “Repurchase Price”), the Offer Period and the Purchase Date (each as defined below);

(iii) except as provided in clause (viii), that any portion of the Note when timely tendered and not withdrawn shall be accepted for payment;

(iv) that any portion of the Note not tendered or accepted for payment shall continue to accrue interest;

(v) that, unless the Company defaults in making such payment, any portion of the Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest after the Purchase Date;

(vi) that if the Holder elects to have the Note purchased pursuant to an Offer to Purchase may elect to have the Note purchased in integral multiples of $100,000 only;

(vii) that if a Holder elects to have the Note purchased pursuant to any Offer to Purchase, it shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, before the close of business on the third Business Day before the Purchase Date;

(viii) the Holder shall be entitled to withdraw its election if the Company receives, not later than the expiration of the Offer Period, a letter setting forth the name of the Holder, the principal amount of the Note (or portions thereof) the Holder delivered for purchase and a statement that the Holder is withdrawing his election to have such Note purchased;

(ix) that, in the case of an Asset Sale Offer, if the aggregate principal amount of the Note surrendered by Holders exceeds the Offer Amount, the Company shall select the amount of the Note to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only denominations of $100,000 or integral multiples thereof shall be purchased);

(x) if the Note was purchased in part, the Holder shall be issued new Note equal in principal amount to the unpurchased portion of the Note surrendered; and

(xi) any other procedures the Holder must follow in order to tender their Note (or portions thereof) for payment and the procedures that Holders must follow in order to withdraw an election to tender Note (or portions thereof) for payment.

(c) The Offer to Purchase shall remain open for a period of at least 30 days but no more than 60 days following its commencement, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five (5) Business Days (and in any event no later than the 60th day following any Change of Control) after the termination of the Offer Period (the “Purchase Date”) which shall be a Business Day, the Company shall purchase the Offer Amount or, if less than the Offer Amount has been tendered, all amounts under the Note tendered in response to the Offer to Purchase. Payment for any portion of the Note so purchased shall be made in the same manner as interest payments are made.

(d) Upon receipt of the Note in accordance with Section 7.01(b), the Company shall promptly, and in any event no later than one (1) Business Day prior to the Purchase Date, deliver to the Holder, the Repurchase Price. In the event that any portion of the Note surrendered is not purchased by the Company, the Company shall promptly execute and issue a new Note in a principal amount equal to such unpurchased portion of the Note surrendered, and deliver such new Note to the Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note shall be in a principal amount of $100,000 or an integral multiple thereof. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof.

(e) If the Purchase Date is on or after a Regular Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Regular Record Date, and no further interest shall be payable to Holders who tender Note pursuant to the Offer to Purchase.

Section 7.02.	Replacement of Note.

Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of the Note, and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company, or (b) in the case of mutilation, upon surrender and cancellation thereof, the Holder shall deliver to the Company a lost note affidavit and, in the case of (a) above, a related indemnity in form and substance reasonably satisfactory to the Company and the Company shall then, at its own expense, execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note. If, after the delivery of such replacement Note, a protected purchaser of the original Note in lieu of which such replacement Note was issued presents for payment or registration such original Note, the Company shall be entitled to recover such replacement Note from the Holder or any Person taking therefrom, except a protected purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Company.

Every replacement Note issued in accordance with this Section 7.02 shall be the valid obligation of the Company, evidencing the same debt as the mutilated, destroyed, lost or stolen Note, and shall be entitled to all of the benefits of this Agreement.

Section 7.03.	Mandatory Repurchase Option.

(a) At any time the outstanding principal amount of Corporate Debt exceeds $100,000,000 (the “Corporate Debt Threshold”), the Holders shall have the right and option (the “Mandatory Repurchase Option”) to require that the Company repurchase 100% of the Notes (in whole but not in part) (the “Mandatory Repurchase”) at a price equal to the then aggregate outstanding principal amount of the Notes plus any accrued but unpaid interest thereon (without any premium) (the “Mandatory Repurchase Price”), which right is enforceable and exercisable only on the date(s) and in accordance with the procedures set forth in clauses (b) and (c) immediately below. Without limiting the generality of the foregoing, the Company shall promptly notify the Holders at least fifteen (15) days prior to the Incurrence of Corporate Debt which would result in the Company exceeding the Corporate Debt Threshold on such date when the Company believes that it is reasonably likely to Incur such Corporate Debt on a reasonably certain future date (the actual financial closing of such Incurrence, the “Corporate Debt Closing Date”). The Company shall notify the Holders of the definitive Corporate Debt Closing Date, if any, when such date has been determined. The Company shall also notify the Holders promptly after any reduction in the level of Corporate Debt below the Corporate Debt Threshold.

(b) All (but not less than all) of the Holders may notify the Company of their election to exercise the Mandatory Purchase Option at any time when the outstanding principal amount of Corporate Debt exceeds the Corporate Debt Threshold. Such notice shall set forth a date for the Mandatory Repurchase, which date (the “Mandatory Repurchase Date”) must be (i) the Corporate Debt Closing Date, if any, as definitively notified to the Holders by the Company, or (ii) on (A) the first Interest Payment Date immediately following the date of such notice or (B) the second Interest Payment Date immediately following the date of such notice if the date of such notice precedes the first Interest Payment Date by less than sixty (60) days, provided that the Company shall not be required to consummate the Mandatory Repurchase on any Mandatory Repurchase Date if the Corporate Debt does not exceed the Corporate Debt Threshold (without giving effect to such Mandatory Repurchase) on such date.

(c) On the Mandatory Repurchase Date, the Company shall pay the Mandatory Purchase Price in full in cash, apportioned and paid to each Holder in accordance with their respective outstanding amount under its Note. Upon payment of the Mandatory Purchase Price in full, (i) each Holder shall return to the Company its Note marked “cancelled”, (ii) the Notes shall then be automatically and irrevocably discharged and satisfied in full, (iii) all Liens in favor of the Collateral Agent on behalf of Forum and the Holders shall be automatically and irrevocably terminated and released in full, and (iv) this Agreement, the Guaranties, and all of the Security Documents shall be automatically terminated, except for those specific provisions which by their express terms survive termination.

ARTICLE 8

COVENANTS

Section 8.01.	Payment of Note.

The Company covenants and agrees that it will duly and punctually pay or cause to be paid the principal of (including the repurchase price upon repurchase, in each case pursuant to Article 7), Additional Amounts, interest and Default Interest, if any (including post-petition interest in any proceeding under any Bankruptcy Law), on the Note at the places, at the respective times and in the manner provided herein and in the Note. Payments of principal, Additional Amounts and interest shall be made by the Company to the account designated by the Holder one Business Day prior to the due date and shall be considered paid on the date due if the Holder, holds as of 11:00 a.m. Hong Kong time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, Additional Amounts and interest then due. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period, provided that if such extension would cause payment of interest to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

If the Note becomes due and payable under Section 10.02, the rates of interest payable in respect of the Note thereafter shall nevertheless continue to be calculated as previously calculated in accordance with the provisions (amended as necessary) of paragraph (1) of the Note.

Section 8.02.	Reports.

(a) So long as the Note remains outstanding, the Company will provide to the Holders (i) within (x) 45 days after the close of each Fiscal Quarter of the Company and (y) within ninety (90) days after the close of the Company’s fiscal year (which is ended December 31), an Officers’ Certificate stating the Consolidated Interest Expense Coverage Ratio, the Consolidated Subsidiary Debt to Consolidated Total Tangible Assets Ratio, the Consolidated Net Worth, the Cash Balance and the Working Capital Ratio, each as of the end of the three month period ending on each Fiscal Quarter or fiscal year, as the case may be, and showing in reasonable detail the calculation of such ratios and amounts, including the arithmetic computations of each component of such ratios and amounts; and (ii) as soon as possible and in any event within fourteen (14) days after the Company becomes aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of the Default, and the action that the Company proposes to take with respect thereto. Upon a written request from a Holder, the Company shall temporarily suspend delivery to such Holder of any reports setting forth the calculations in clause (i). Suspension of any such reports shall not affect the obligation of the Company to deliver certificates pursuant to Section 8.03 or reports pursuant to clause (ii) of this Section 8.02(a).

(b) For as long as any of the Securities are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, during any period in which the Company is neither subject to Section 13 or Section 14(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, the Company shall supply (i) to any Holder or Beneficial Owner of any of the Securities or (ii) upon their request to a prospective purchaser of any of the Securities or beneficial interest therein designated by such holder or owner, the information specified in, and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

Section 8.03.	Compliance Certificate.

(a) The Company and each Guarantor shall deliver to Forum, within ninety (90) days after the end of the Company’s and each Guarantor’s fiscal year, an Officers’ Certificate stating that a review of the activities of the Company, the Guarantors and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled their obligations under this Agreement, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in this Agreement and are not in default in the performance or observance of any of the terms, provisions and conditions of this Agreement (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, Additional Amounts or interest on the Note is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

(b) The Company shall deliver to Forum, within 45 days after the close of each Fiscal Quarter, a Officer’s Certificate signed by the Company’s chief financial officer to confirm that the Company has: (i) complied with the Remittance Capacity Requirement as set forth in Section 8.29, and (ii) not, directly or through its Subsidiaries, incurred Pre-Registration Mortgage Guaranties or Contractor Guaranties (other than to any Affiliate of the Company that is not a Wholly Owned Subsidiary) that exceeds 80% of the Total Tangible Assets of the Company in the aggregate as of the last day of the Fiscal Quarter.

(c) The Company shall deliver to Forum, as soon as possible and in any event no later than fourteen (14) days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice and/or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

Section 8.04.	Taxes.

The Company will pay or discharge, or cause to be paid or discharged, before the same may become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all claims for labor, materials and supplies which, if unpaid, might by law become a lien or charge upon the property of the Company or any Subsidiary; provided that, the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim if the amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 8.05.	Stay, Extension and Usury Laws.

The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Agreement; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to any Holder, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 8.06.	Corporate Existence.

(a) Subject to Section 9.01 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Subsidiary and (ii) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Note; provided further that the Company will procure that the business license of Xuzhou Xinyuan Real Estate Co. Ltd. is amended within 180 days of the Closing Date to remove the reference to the brokerage business included therein.

(b) The Company shall (i) deliver to the Holders within thirty (30) days after the Closing Date an Officer’s Certificate declaring that Mr. Zhang Yong and Ms. Yang Yuyan have submitted the required documentation with SAFE to amend the registration in connection with the issue of the Warrants by the Company, as required under PRC regulations, and (ii) use reasonable best efforts to cause the registration to be approved by SAFE within 6 months from the date of such submission. If the Company fails to deliver to the Holders the above-mentioned Officers’ Certificate, then, upon written notice of such failure from the Requisite Holders, the Note will accrue additional interest at the rate of 0.5% per annum from and including the date of such written notice until the Company delivers to the Holders the above mentioned Officers’ Certificate.

Section 8.07.	Payments for Consent.

The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Agreement or the Note unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 8.08.	Incurrence of Additional Debt.

The Company shall not, and shall not permit any of its Subsidiaries to, Incur, directly or indirectly, any Debt unless, (i) after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence; (ii) (a) at the time of and after giving effect to such Incurrence, the Company is, after due inquiry, using its reasonable best efforts to comply with the Minimum Consolidated Interest Expense Coverage Ratio and (b) as of the date of each report delivered (or if the delivery of such report has been temporarily suspended, the date as of which such report was due to be delivered) pursuant to Section 8.02, the Company is in compliance with the Minimum Consolidated Interest Expense Coverage Ratio; and (iii) such Debt is Permitted Debt.

Notwithstanding anything to the contrary contained in this Section 8.08,

(a) the Company shall not, and shall not permit any Subsidiary to, Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Debt shall be subordinated to the Note or the applicable Guaranty, as the case may be, to at least the same extent as such Subordinated Obligations and such Incurrence otherwise complies with this Agreement;

(b) the Company shall not permit any of its Subsidiaries that is not a Guarantor to Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Debt of the Company or any Guarantor; and

(c) accrual of interest, accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt, will be deemed not to be an Incurrence of Debt for purposes of this Section 8.08.

For purposes of determining compliance with this Section 8.08, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (n) of the definition of “Permitted Debt”, the Company shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Debt in any manner that complies with this Section 8.08.

Section 8.09.	Restricted Payments.

The Company shall not make, and shall not permit any of its Subsidiaries to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a) a Default or Event of Default shall have occurred and be continuing,

(b) the Minimum Consolidated Interest Expense Coverage Ratio is not complied with, or

(c) together with all the aggregate amount of all other Restricted Payments declared or made by the Company or its Subsidiaries since the Closing Date would exceed an amount equal to the sum of:

(1) 50% of the aggregate amount of Consolidated Net Income of the Company (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter during which the Note is issued and ending on the last day of the Company’s most recently ended fiscal quarter for which consolidated financial statement of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements), plus

(2) 100% of the aggregate net cash proceeds received by the Company after the Issue Date as a capital contribution to its common equity or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary, including any such net cash proceeds received upon (A) the conversion of any Debt (other than Subordinated Obligations) of the Company into Capital Stock (other than Disqualified Stock) of the Company, or (B) the exercise by a Person who is not a Subsidiary of any options, warrants or other rights to acquire Capital Stock of the Company (other than Disqualified Stock) in each case after deducting the amount of any such net cash proceeds used to redeem, repurchase, defease or otherwise acquire or retire for value any Subordinated Obligations or Capital Stock of the Company, plus

(3) the sum of:

(A)	the aggregate net cash proceeds received by the Company or any Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

(B)	the aggregate amount by which Debt (other than Subordinated Obligations) of the Company or any Subsidiary is reduced on the Company’s consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any Debt (other than Subordinated Obligations) issued or sold on or prior to the Issue Date that is convertible or exchangeable for capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

(X)	any such Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees, and

(Y)	the aggregate amount of any cash, securities (other than such Capital Stock) or other Property distributed by the Company or any of its Subsidiaries upon any such conversion or exchange, plus

(4) an amount equal to the net reduction in Investments made after the Issue Date and counted as a Restricted Payment in any Person, other than the Company or any of its Subsidiaries, resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to the Company or any of its Subsidiaries from such Person.

Notwithstanding the foregoing limitation, the Company may:

(a)	pay dividends on its Capital Stock within 60 days of the declaration thereof if on the declaration date, such dividends could have been paid in compliance with the Note; provided that at the time of such payment of such dividend, no Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further that such dividend shall be included in the calculation of the amount of Restricted Payments;

(b)	purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) of the Company (or options, warrants or other rights to acquire such Capital Stock (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company) of the Company, other than Debt that is convertible into or exchangeable for Capital Stock); provided that:

(1) such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded from the calculation of the amount of Restricted Payments and

(2) the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above; and

(c)	purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded from the calculation of the amount of Restricted Payments.

The amount of any Restricted Payment, if made other than in cash, shall be based upon Fair Market Value at the time of such Restricted Payment.

Section 8.10.	Liens.

(a) The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, Incur, assume or permit to exist any Lien on the Collateral (other than Liens incurred pursuant to or made subject to the Security Documents and other than Liens securing Corporate Debt permitted to be incurred pursuant to Section 8.08 and subject to the conditions of Section 13.05).

(b) The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of any of its Subsidiaries), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Note or the applicable Guaranty will be secured by such Lien equally and ratably with (or, if such other Debt constitutes Subordinated Debt, prior to) all other Debt of the Company or any of its Subsidiaries secured by such Lien for so long as such other Debt is secured by such Lien.

(c) The Company shall not permit a PRC SPV engaged in any Special Purpose Financing Transaction to, directly or indirectly, Incur, assume or permit to exist any Lien on Property (including Capital Stock or a security interest in an intercompany loan) secured or created for the benefit of securing Debt of the Company or any Subsidiary owing to such PRC SPV.

Section 8.11.	Asset Sales.

The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consummate any Asset Sale unless:

(a) no Default or Event of Default shall have occurred and be continuing;

(b) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(c) at least 75% of the consideration paid to the Company or such Subsidiary in connection with such Asset Sale is in the form of cash or Cash Equivalents or the assumption by the purchaser of liabilities of the Company or any of its Subsidiaries (other than contingent liabilities or liabilities that are by their terms subordinated to the Notes or the applicable Guaranty) as a result of which the Company and its Subsidiaries are no longer obligated with respect to such liabilities; and

(d) the Company delivers an Officers’ Certificate to the Holders certifying that such Asset Sale complies with the foregoing clauses (a), (b) and (c).

The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or any of its Subsidiaries, to the extent the Company or such Subsidiary elects (or is required by the terms of any Debt) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by any Subsidiary of the Company with Net Available Cash received by the Company or another Subsidiary of the Company).

The Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 120 days from the date of the receipt of such Net Available Cash shall constitute “Excess Proceeds”.

When the aggregate amount of Excess Proceeds exceeds $30.0 million (taking into account income earned on such Excess Proceeds, if any), the Company will be required to make an offer to repurchase (the “Asset Sale Offer”) the Note, which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $100,000), on a pro rata basis according to the principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest if any to the Purchase Date (subject to the right of holders of record on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in Section 7.01. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all Holders have been given the opportunity to tender their Notes for repurchase in accordance with Section 7.01, the Company or such Subsidiary may use such remaining amount first to repay other Senior Debt of the Company or any Guarantor or Debt of any Subsidiary of the Company that is not a Guarantor (excluding, in any such case, any Debt owed to the Company or an Affiliate of the Company), and only thereafter, for any purpose permitted by this Agreement, and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” shall mean the product of:

(a) the Excess Proceeds and

(b) a fraction, (1) the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Asset Sale Offer, and (2) the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Asset Sale Offer and the aggregate principal amount (or accreted value, if applicable) of other Debt of the Company outstanding on the date of the Asset Sale Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to this Section and requiring the Company to make an offer to repurchase such Debt at substantially the same time as the Asset Sale Offer.

Section 8.12.	Limitation on Restrictions on Distributions from Subsidiaries.

The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any of its Subsidiaries to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock owned by, or pay any Debt or other obligation owed, to the Company or any other Subsidiary of the Company,

(b) make any loans or advances to the Company or any other Subsidiary of the Company, or

(c) transfer any of its Property to the Company or any other Subsidiary of the Company.

The foregoing limitations will not apply:

(i)	with respect to clauses (a), (b) and (c), to restrictions:

(A) in effect on the Issue Date (including, without limitation, restrictions pursuant to the Note, this Agreement, the Convertible Note and the indenture relating thereto),

(B) relating to Debt of any Subsidiary of the Company and existing at the time it became a Subsidiary of the Company if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Subsidiary became a Subsidiary of the Company or was acquired by the Company,

(C) that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (i)(A) or (B) above or in clause (ii)(A) or (B) below, provided such restrictions are not less favorable to the holders of Note than those under the agreements evidencing the Debt so Refinanced,

(D) that result from any Special Purpose Financing Transaction permitted under Section 8.14(b)(iv), and

(ii)	with respect to clause (c) only, to restrictions:

(A) relating to Debt that is permitted to be Incurred and secured without also securing the Note or the applicable Guaranty pursuant to Section 8.08 and Section 8.10 that limit the right of the debtor to dispose of the Property securing such Debt,

(B) encumbering Property at the time such Property was acquired by the Company or any of its Subsidiaries, so long as such restrictions relate solely to the Property so acquired and were not created in connection with or in anticipation of such acquisition,

(C) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder,

(D) customary restrictions contained in asset sale agreements limiting the transfer of such Property pending the closing of such sale, or

(E) with respect to any PRC Subsidiary and imposed pursuant to an agreement that has been entered into for the Incurrence of Debt permitted under clause (j) of the definition of “Permitted Debt” if, as determined by the Board of Directors, the encumbrances or restrictions are (i) customary for such types of agreements and (ii) would not, at the time agreed to, be expected to materially and adversely affect the ability of the Company to make any required payment on the Note and any extension, refinancings, renewals or replacements of any of the foregoing agreements; provided that the encumbrances and restrictions in any such extension, refinancings, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced.

Section 8.13.	Affiliate Transactions.

The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are:

(i) set forth in writing,

(ii) in the best interest of the Company or such Subsidiary, as the case may be, and

(iii) no less favorable to the Company or such Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company,

(b) if such Affiliate Transaction involves aggregate payments or value in excess of $3.0 million, the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(2) and (3) of this paragraph as evidenced by a Board Resolution promptly delivered to Forum, and

(c) if such Affiliate Transaction involves aggregate payments or value in excess of $3.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and its Subsidiaries.

(d) Notwithstanding the foregoing limitation, the Company or any of its Subsidiaries may enter into or suffer to exist the following:

(i) any transaction or series of transactions between the Company and one or more of its Wholly-Owned Subsidiaries or between two or more of its Wholly-Owned Subsidiaries in the ordinary course of business;

(ii) any Restricted Payment set forth in clause (a) and (b) of the definition of Restricted Payment permitted to be made pursuant to Section 8.09;

(iii) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor and the payments made in the ordinary course of business and consistent with past practices of the Company or such Subsidiary; and

(iv) loans and advances to employees made in the ordinary course of business and consistent with the past practices of the Company or such Subsidiary, as the case may be, provided that such loans and advances do not exceed $500,000 in the aggregate at any one time outstanding.

Section 8.14.	Issuance or Sale of Capital Stock of Subsidiaries.

The Company shall not, and shall not permit any of its Subsidiaries to:

(a) sell, pledge, hypothecate or otherwise dispose of any shares of Capital Stock of any of its Subsidiaries, or

(b) permit any Subsidiary of the Company to, directly or indirectly, issue or sell or otherwise dispose of any shares of its Capital Stock,

other than, in the case of either (a) or (b):

(i) directors’ qualifying shares or Capital Stock which is required by applicable law to be held by a Person other than the Company or a Wholly Owned Subsidiary,

(ii) to the Company or a Wholly Owned Subsidiary,

(iii) a disposition of 100% of the shares of Capital Stock of such Subsidiary; provided, however, that, in the case of this clause (iii),

(A) such disposition is effected in compliance with Section 8.11, and

(B) upon consummation of such disposition and execution and delivery of an amendment in form satisfactory to Forum, such Subsidiary shall be released from any Guaranty previously made by such Subsidiary.; or

(iv) a disposition of Capital Stock of any PRC SPV as may be required in connection with a Special Purpose Financing Transaction, provided that, (A) such Special Purpose Financing Transaction would not otherwise result in a Default or Event of Default, and (B) the Company obtains the written consent of the Requisite Holders prior to the consummation of such Special Purpose Financing Transaction, such consent not to be unreasonably withheld, conditioned or delayed, except that if such disposition of Capital Stock is otherwise permitted under this Agreement (e.g., as a Permitted Lien or as a Permitted Debt) or if the terms of such Special Purpose Financing provide that the Capital Stock so disposed is either mandatorily redeemable or repurchaseable or may become so at the option of the holder thereof, then no such consent of the Holders is required, and (C) after giving effect to such disposition, the Company will continue to (i) own, directly or indirectly, a majority of its Capital Stock or similar equity interests or (ii) otherwise maintain, directly or indirectly, control over management, operations and decision-making processes of such PRC SPV.

Section 8.15.	Repurchase at the Option of Holder Following a Change of Control.

(a) Upon the occurrence of a Change of Control, the Company shall, within 7 days thereafter notify the Holder of such Change of Control, and within 30 days of a Change of Control, make an offer (the “Change of Control Offer”) pursuant to the procedures set forth in Section 7.01. The Holder shall have the right to accept such offer and require the Company to repurchase all or any portion (equal to $100,000 or an integral multiple thereof) of such Holder’s Note pursuant to the Change of Control Offer at a purchase price, in cash equal to 101% of the then outstanding principal amount of the Note, plus accrued and unpaid interest, if any, on the Note repurchased, to the Purchase Date.

(b) The Company shall not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Agreement applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

Section 8.16.	Future Guarantors.

The Company shall cause each Person that becomes a Subsidiary, following the Issue Date to execute and deliver to the Holders a Guaranty at the time such Person becomes a Subsidiary; provided that no PRC Subsidiary shall be required to execute a Guaranty unless there has been after the Closing Date a change in PRC law or interpretation in PRC law that permits such Guaranties without approval from the PRC Governmental Authority, and provided further that the refusal of any PRC Governmental Authority, acting solely in its own discretion, to register or approve such Guaranty (if required by PRC law) shall not be deemed as a Default or Event of Default hereunder.

Section 8.17.	Business Activities.

The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, engage in any business other than a Related Business.

Section 8.18.	Sale and Leaseback Transactions.

The Company shall not, and shall not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

(a) the Company or such Subsidiary would be entitled to:

(i) Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to Section 8.08 and

(ii) create a Lien on such Property securing such Attributable Debt without also securing the Note or the applicable Guaranty pursuant to Section 8.10 and

(b) such Sale and Leaseback Transaction is effected in compliance with Section 8.11.

Section 8.19.	Impairment of Security Interest.

Except to the extent excused or permitted under Sections 8.19 or 13.01(h), the Company shall not, and shall not permit any of its Subsidiaries to, take or omit to take any action that might or would have the result of impairing the security interest with respect to the Collateral for the benefit of any Holder, and the Company shall not, and shall not permit any of its Subsidiaries to, grant to any Person other than the Collateral Agent, any security interest with respect to the Collateral for the benefit of any Holder.

Section 8.20.	Amendments to Security.

The Company shall not, and shall not permit any of its Subsidiaries to, amend, waive or otherwise modify, or permit or consent to any amendment, waiver or other modification of, the Security Documents in any way that would be adverse to the Holders, except the Holders and the Company agree to amend the Security Documents as required to give effect to the incurrence of Liens securing Corporate Debt permitted in accordance with Section 8.08 and subject to the conditions of Section 13.05.

Section 8.21.	Maintenance of Insurance.

The Company shall, and shall cause its Subsidiaries to, maintain insurance policies covering such risks, in such amounts and with such terms as are normally carried by similar companies engaged in a similar business to the Related Business in the PRC.

Section 8.22.	Enforcement of Loan Rights.

If at any time there has occurred and is continuing an Event of Default, the Company shall cause Xinyuan Real Estate to immediately exercise all of its rights to require immediate repayment of all amounts outstanding pursuant to loan agreements between Xinyuan Real Estate and the WFOE, whether pursuant to contract or statute, if necessary, to make payments of any amounts demanded hereunder.

Section 8.23.	Government Approvals and Licenses; Compliance with Law.

The Company shall, and shall cause its Subsidiaries to, (a) obtain and maintain in full force and effect all Governmental Approvals, authorizations, consents, permits, concessions and licenses as are necessary to engage in a Related Business, (b) preserve and maintain good and valid title to its properties and assets (including land-use rights) free and clear of any Liens other than Permitted Liens and (c) comply with all laws, regulations, orders, judgments and decrees of any Governmental Authority, except to the extent that failure so to obtain, maintain, preserve and comply would reasonably not be expected to have a Material Adverse Effect.

Section 8.24.	Maintenance of Financial Ratios.

The Company shall:

(a) maintain an average daily Cash Balance of $30.0 million during the last 30 days of each Fiscal Quarter.

(b) maintain at all times a Consolidated Debt to Consolidated Total Tangible Asset Ratio of no more than 0.35 to 1.00.

(c) maintain at all times a Working Capital Ratio of no less than 1.20 to 1.00.

Section 8.25.	Note to Rank Senior.

The Note and all other obligations of the Company and the Guarantors under this Agreement are and at all times shall remain direct and first-priority secured obligations of the Company and each Guarantor ranking pari passu as against the assets of the Company and each Guarantor with all other Notes from time to time issued and outstanding hereunder, without any preference among themselves and senior in right and priority of payment to all other present and future unsecured Debt (actual or contingent) of the Company and each Guarantor (except as otherwise required by law) as well as all Subordinated Obligations.

Section 8.26.	Capital Expenditure.

The Company shall not make or Incur, or permit to be made or incurred, Capital Expenditure during each fiscal year of the Term, in the aggregate, in excess of the greater of (a) one percent (1.0%) of the total contract sales for real estate made by the Company and its Subsidiaries in such fiscal year, and (b) the amount set forth opposite each such period below:

PERIOD	MAXIMUM CAPITAL EXPENDITURES (US$ IN MILLIONS)

FISCAL YEAR ENDING DECEMBER 31, 2010	5.0

FISCAL YEAR ENDING DECEMBER 31, 2011	10.0

FISCAL YEAR ENDING DECEMBER 31, 2012	15.0

FROM JANUARY 1, 2013 TO THE MATURITY DATE	5.0

Section 8.27.	Additional Amounts.

All payments of principal and interest on the Note or under the Guaranties will be made without withholding or deduction for, or on account of, any present or future Taxes, unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company or the applicable Guarantor, as the case may be, will pay such withholding or deduction which is required by law or by regulation or governmental policy having the force of law, and will pay additional amounts (“Additional Amounts”) as will result in receipt by the holder of each Note or the Guaranties, as the case may be, of such amounts as would have been received by such holder had no such withholding or deduction been required, except that no Additional Amounts shall be payable:

(a) for or on account of:

(i) any Tax that would not have been imposed but for:

(A) the existence of any present or former connection between the holder or beneficial owner of such Note or Guaranty, as the case may be, and the Governmental Authority imposing the Tax other than merely holding such Note or the receipt of payments thereunder or under a Guaranty, including, without limitation, such holder or beneficial owner being or having been a national, domiciliary or resident of the jurisdiction of such Governmental Authority or treated as a resident thereof or being or having been physically present or engaged in a business therein or having or having had a permanent establishment therein;

(B) the presentation of the Note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of and interest on, such Note became due and payable pursuant to the terms thereof or was made or duly provided for, except to the extent that the holder thereof would have been entitled to such Additional Amounts if it had presented such Note for payment on any date within such 30-day period;

(C) the failure of the holder or beneficial owner to comply with a timely request of the Company or any Guarantor addressed to the holder or beneficial owner, as the case may be, to provide information concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with any Governmental Authority, if and to the extent that due and timely compliance with such request would have reduced or eliminated any withholding or deduction as to which Additional Amounts would have otherwise been payable to such holder;

(D) the presentation of such Note (in cases in which presentation is required) for payment in a jurisdiction in which the Company, a Surviving Person, or a Guarantor is resident for tax purposes, unless such Note could not have been presented for payment elsewhere;

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar Tax;

(iii) any withholding or deduction that is imposed or levied on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) any combination of Taxes referred to in the preceding clauses (i) and (ii); or

(b) with respect to any payment of the principal of or interest on, such Note or any payment under any Guaranty to a holder, if the holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that the beneficiary or settlor with respect to the fiduciary, or a member of the partnership, or the beneficial owner would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the holder thereof.

Whenever there is mentioned in any context the payment of principal of, and interest on, any Note or under any Guaranty, such mention shall be deemed to include payment of Additional Amounts provided for in this Agreement to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 8.28.	Additional Interest and Delivery of Onshore Share Pledge Agreement.

The Company shall use its reasonable best efforts to deliver to the Holders within thirty (30) days after the receipt of the Forum Information (as defined below) an Officers’ Certificate attaching thereto written evidence that the Company or its agent has submitted the Onshore Share Pledge Agreement to the competent local counterpart of the MOFCOM for the Province of Henan in the PRC and (ii) within fifteen calendar days following the receipt of MOFCOM approval as described in the foregoing clause (i), an Officers’ Certificate attaching thereto written evidence that the Company or its agent has submitted the Onshore Share Pledge Agreement to the local counterpart of the SAFE for approval (if required) and the SAIC for registration with the SAIC. Following the submission of the Onshore Share Pledge Agreement in accordance with clause (i) above, the Company shall use commercially reasonable efforts to cause the Onshore Share Pledge Agreement to be approved and effective within 6 months from the date of such submission. If the Company fails to deliver to the Holders the above-mentioned Officer’s Certificate with the required written evidence attached thereto, then, upon written notice of such failure from the Requisite Holders, the Company is required to pay Additional Interest to Forum. The Company will provide written notice (“Additional Interest Notice”) to the Holders of the Company’s obligation to pay Additional Interest no later than fifteen (15) days prior to the proposed payment date for the payment of the Additional Interest, and the Additional Interest Notice shall set forth the amount of Additional Interest to be paid by the Company on such payment date and manner of calculation thereof. The Holders shall not at any time be under any duty or responsibility to any holder of Note to determine the Additional Interest, or with respect to the nature, extent or calculation of the amount of Additional Interest when made, or with respect to the method employed in such calculation of the Additional Interest. For every Subsidiary that is or becomes a directly wholly foreign owned enterprise in the PRC, the Company will procure that any such Subsidiary and its parent company executes and delivers to the Collateral Agent an Onshore Share Pledge Agreement substantially in the form attached hereto as Exhibit D within thirty (30) days of the formation of such Subsidiary or the Company’s acquisition of the equity interests therein. The Company agrees to use its reasonable best efforts to submit such agreement to the local counterpart of the MOFCOM in the relevant jurisdiction and obtain approval from SAFE and the SAIC for registration with the SAIC. To facilitate the Company’s submission of the Onshore Share Pledge Agreement to the relevant authorities, Forum agrees to provide information and documentation as may by reasonably required to effect the application to MOFCOM (such information, the “Forum Information”).

Section 8.29.	Remittance Capacity.

The Company shall take all reasonable actions pursuant to all known and commonly understood relevant PRC laws which would enable one or more of its PRC Subsidiaries to promptly remit offshore as needed US currency to the extent of the PRC Subsidiaries’ available cash flow up to the amount of the then owing Obligations on the Notes plus all interest that has not yet accrued to the Maturity Date (the “Remittance Capacity Requirement”). Such actions to meet the Remittance Capacity Requirement may include, among others, the Company causing to be maintained retained earnings among its PRC Subsidiaries or entering into intercompany loans to fund such PRC Subsidiaries. As provided in Section 8.03, the Company shall deliver to the Holders an Officer’s Certificate signed by the chief financial officer as of the last day of each fiscal quarter certifying that the Company is in compliance with the Remittance Capacity Requirement. For the avoidance of doubt, (a) nothing in this Section 8.29 or in such Officer’s Certificate shall be construed to mean that the Company represents, warrants or covenants that it can or will cause SAFE to permit any remittance of US currency at any time and (b) the failure of SAFE to permit remittance for any reason shall not by itself constitute a breach by the Company of this Section 8.29.

Section 8.30.	Cash Management.

The Company shall cause each of its PRC Subsidiaries (other than the WFOE), to the extent permissible under applicable laws or regulations, to maintain only a minimum level of Cash Balance for its respective operations that is appropriate and desirable in accordance with good business practice in maximizing the interests of the Company, as shareholder of the WFOE, and shall transfer any cash and Cash Equivalents in excess of such amounts to the WFOE on the 30th day of each month.

Section 8.31.	Repurchase at the Option of the Holder Following a Listing Failure.

If the Company’s American Depositary Shares are suspended from trading from the NYSE, the Company will notify the Holder within one Business Day of such suspension. Upon the occurrence of a Listing Failure, the Company shall promptly notify the Holder of such Listing Failure and make an offer (the “Listing Failure Offer”) pursuant to the procedures set forth in Section 7.01. The Holders shall have the right to accept such offer and require the Company to repurchase all or any portion (equal to $100,000 or an integral multiple thereof) of such Holder’s Note pursuant to the Listing Failure Offer at a purchase price, in cash equal to 100% of the then outstanding principal amount of the Note, plus accrued and unpaid interest, if any, on the Note repurchased, to the Purchase Date.

Section 8.32.	Use of Proceeds.

The Company will use the proceeds from the sale of the Note to for working capital and general corporate purposes.

Section 8.33.	Disclosure of Transaction.

On or before the first Business Day following the Closing Date, the Company shall issue a press release and file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Document, in the form required by the Exchange Act (the “6-K Filing”). The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Holder with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the Commission without the express written consent of such Holder, provided, however, that this shall not apply to any information provided by the Company necessary to obtain a consent or waiver under any Transaction Document and any information required to comply with any Transaction Document. Subject to the foregoing, neither the Company, its Subsidiaries nor the Holder shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Holder, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing therewith and (ii) as is required by applicable law and regulation (provided that in the case of clause (i) the Holder shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior consent of any Holder, neither the Company nor any of its Subsidiaries or Affiliates shall disclose the name of such Holder in any filing, announcement, release or otherwise, except as required by applicable law or regulation.

ARTICLE 9

SUCCESSORS

Section 9.01.	Merger, Consolidation and Sale of Assets.

(a) The Company shall not merge or consolidate with or into any other Person (other than a merger of a Wholly Owned Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its Property in any one transaction or series of transactions unless:

(i) the Company shall be the Surviving Person in such merger or consolidation or the Surviving Person (if other than the Company) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or the Cayman Islands;

(ii) the Surviving Person (if other than the Company) expressly assumes the due and punctual payment of the principal of, Additional Amounts and interest on, all the Note, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Agreement to be performed by the Company;

(iii) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Property of the Company, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(iv) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (iv) and clause (v) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Subsidiary of the Company as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(v) immediately after giving effect to such transaction or series of transactions on a pro forma basis:

(A) the Company or the Surviving Person, as the case may be, would be in compliance with the Minimum Consolidated Interest Expense Coverage Ratio; and

(B) the Company or the Surviving Person, as the case may be, would have a Consolidated Interest Expense Coverage Ratio that is not lower than the Consolidated Interest Expense Coverage Ratio of the Company immediately prior to such transaction;

immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Surviving Person shall have a Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction or series of transactions. The foregoing provisions (other than clause (iii)) shall not apply to any transaction or series of transactions which constitute an Asset Sale if the Company has complied with Section 8.11.

(b) The Company shall not permit any Guarantor to merge or consolidate with or into any other Person (other than a merger of a Wholly Owned Subsidiary into the Company or such Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(i) the Surviving Person (if not such Guarantor) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation, company (including a limited liability company) or partnership organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or the Cayman Islands;

(ii) the Surviving Person (if other than such Guarantor) expressly assumes the due and punctual performance and observance of all the obligations of such Guarantor under its Guaranty;

(iii) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or a substantial part of all the Property of such Guarantor, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(iv) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (iv) and clause (v) and (vi) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, the Company or any of its Subsidiaries as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, the Company or such Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(v) immediately after giving effect to such transaction or series of transactions on a pro forma basis:

(A) the Company would be in compliance with the Minimum Consolidated Interest Expense Coverage Ratio, and

(B) the Company would have a Consolidated Interest Expense Coverage Ratio which is not lower than the Consolidated Interest Expense Coverage Ratio of the Company immediately prior to such transaction; and

(vi) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company shall have a Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction or series of transactions.

The foregoing provisions (other than clause (iii)) shall not apply to any transaction or series of transactions which constitute an Asset Sale if the Company has complied with Section 8.11.

Section 9.02.	Successor Corporation.

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company or a Guarantor, as applicable, under this Agreement; provided, however, that the predecessor entity shall not be released from any of the obligations or covenants under this Agreement, including with respect to the payment of the Note and obligations under the Guaranty, as the case may be, in the case of:

(a) a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all or substantially all of the assets of the Company, taken as a whole or, in the case of a Guarantor, such sale, transfer, assignment, conveyance or other disposition is of (i) all or substantially all of the assets of such Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, or (ii) such portion of the Capital Stock of such Guarantor such that it ceases to be a Subsidiary of the Company), or

(b) a lease.

ARTICLE 10

DEFAULTS AND REMEDIES

Section 10.01.	Events of Default.

Each of the following constitutes an “Event of Default” with respect to the Note:

(a) failure to make the payment of any interest on the Note when the same becomes due and payable, and such failure continues for a period of fifteen (15) days; provided that if such payment is not made by reason of having been prohibited by PRC Governmental Authorities, then such failure to make such payment shall be an Event of Default only if such failure continues for a period of thirty (30) days;

(b) failure to make the payment of any principal of the Note when the same becomes due and payable at its Stated Maturity, upon acceleration, optional prepayment, required repayment or otherwise;

(c) failure to comply with Sections 8.08, 8.09, 8.11, 8.15 or 9.01;

(d) failure to comply with any other covenant or agreement in the Note or in this Agreement (other than a failure that is the subject of the foregoing clause (a), (b) or (c)), and such failure continues for forty-five (45) days after written notice is given to the Company by the Holders specifying the default, demanding that it be remedied and stating that such notice is a “Notice of Default;”

(e) a default under any Debt by the Company or any of its Subsidiaries (except for the PRC Subsidiaries) whereby such Debt becomes, or becomes capable of being declared, due and payable prior to its stated maturity, or failure to pay any such Debt when due, in an aggregate amount greater than $10.0 million or its foreign currency equivalent at the time;

(f) a default under any Debt by the Company or any of its Subsidiaries that results in acceleration of the maturity of such Debt, or failure to pay any such Debt when due, in an aggregate amount greater than $10.0 million or its foreign currency equivalent at the time;

(g) one or more final judgments or orders for the payment of money are rendered against the Company or any Subsidiary and are not paid or discharged, and there is a period of sixty (60) consecutive days following entry of the final judgment or order and the aggregate amount of all such final judgments or orders outstanding and not paid or discharged against all such Persons exceed $10.0 million (or its foreign currency equivalent at the time) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(h) any Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) or any Guarantor or a group of Guarantors that, taken as a whole, would constitute a Significant Subsidiary denies or disaffirms its obligations under its Guaranty;

(i) the Company, any of its Significant Subsidiaries (or any group of Subsidiaries that, when taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law;

(i) commences a voluntary case or gives notice of intention to make a proposal under any Bankruptcy Law;

(ii) consents to the entry of an order for relief against it in an involuntary case or consents to its dissolution or winding up;

(iii) consents to the appointment of a receiver, interim receiver, receiver and manager, liquidator, trustee or custodian of it or for all or substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors; or

(v) admits in writing its inability to pay its debts as they become due or otherwise admits its insolvency;

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company, any of its Significant Subsidiaries (or any group of Subsidiaries that, when taken together, would constitute a Significant Subsidiary) in an involuntary case; or

(ii) appoints a receiver, interim receiver, receiver and manager, liquidator, trustee or custodian of the Company, any of its Significant Subsidiaries (or any group of Subsidiaries that, when taken together, would constitute a Significant Subsidiary) for all or substantially all of the property of the Company, any of its Significant Subsidiaries (or any group of Subsidiaries that, when taken together, would constitute a Significant Subsidiary); or

(iii) orders the liquidation of the Company, any of its Significant Subsidiaries (or any group of Subsidiaries that, when taken together, would constitute a Significant Subsidiary);

and such order or decree remains unstayed and in effect for 60 consecutive days;

(k) any default by the Company or Future Guarantor Pledgor or any other Person that pledges Collateral on behalf of the holders in any of its obligations under the Security Documents; the security interest under the Security Documents shall, at any time, cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under this Agreement and discharge of this Agreement or any security interest created thereunder shall be declared invalid or unenforceable or the Company or any Guarantor shall assert that any such security interest is invalid or unenforceable;

(l) the Company or any Future Guarantor Pledgor or any other Person that pledges Collateral on behalf of the holders denies or disaffirms its obligations under any Security Document or, other than in accordance with this Agreement and the Security Documents, any Security Document ceases to be or is not in full force and effect or the Holders cease to have a first priority interest in the Collateral;

(m) the WFOE ceases to be a Wholly Owned Subsidiary of the Company; or

(n) (i) the confiscation, expropriation or nationalization by any Governmental Authority of any Property of the Company or any of its Subsidiaries that is material to the operation of the Related Business; or (ii) if such revocation or repudiation could reasonably be expected to have a Material Adverse Effect, the revocation or repudiation by any Governmental Authority of any previously granted Governmental Approval to any PRC Subsidiary; or (iii) the imposition or introduction of material and discriminatory taxes, tariffs, royalties, customs or excise duties imposed on any PRC Subsidiary, or the material and discriminatory withdrawal or suspension of privileges or specifically granted rights of a fiscal nature, or (iv) the Company or any of its Subsidiary is prevented from exercising normal control over all or any material part of its property, assets or revenues.

Section 10.02.	Acceleration.

If any Event of Default (other than those of the type described in Section 10.01(i) or (j)) occurs and is continuing, the Requisite Holders may declare the principal of all the Note, together with all accrued and unpaid interest, to be due and payable by notice in writing to the Company specifying the respective Event of Default and that such notice is a notice of acceleration (the “Acceleration Notice”), and the same shall become immediately due and payable.

In the case of an Event of Default specified in Section 10.01 (i) or (j) hereof, the Note shall become due and payable immediately without any further declaration or other act on the part of any Holder.

Section 10.03.	Other Remedies.

If an Event of Default occurs and is continuing, the Holders may pursue any available remedy to collect the payment of principal and interest on the Note or to enforce the performance of any provision of the Note or this Agreement.

A delay or omission by the Holders in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies shall be cumulative to the extent permitted by law.

Section 10.04.	Waiver of Defaults.

The Holders may waive any existing Default or Event of Default, and its consequences, except a continuing Default or Event of Default (i) in the payment of the principal of, or interest, on the Note and (ii) in respect of a covenant or provision under this Agreement. In the event of any Event of Default specified in Section 10.01(e), such Event of Default and all consequences of that Event of Default, including without limitation any acceleration or resulting payment default, shall be annulled, waived and rescinded, automatically and without any action by the Holder, if within thirty (30) days after the Event of Default arose:

(a) the Debt that is the basis for the Event of Default has been discharged;

(b) the holders of such Debt have rescinded or waived the acceleration, notice or action, as the case may be, giving rise to the Event of Default; or

(c) if the default that is the basis for such Event of Default has been cured.

Upon any waiver of a Default or Event of Default, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed cured for every purpose of this Agreement but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

ARTICLE 11

AMENDMENT, SUPPLEMENT AND WAIVER

Section 11.01.	Amendment and Waiver Generally.

This Agreement, the Note and any Security Document may be amended, and the observance of any term hereof, thereof or of the Note may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Requisite Holders, except that the consent of Holders holding 100% of the outstanding principal amount of the Notes shall be required for any amendment or waiver which would:

(a) postpone any date for any payment of principal or interest under any Note;

(b) reduce the principal of, or rate of interest specified herein payable on, any Note; or

(c) amend or waive any term or provision of this Section 11.01 or any other Section expressly requiring the consent or approval of 100% of the Holders.

Section 11.02.	Binding Effect of Amendments.

Any amendment or waiver consented to as provided in this Article 11 shall be binding upon the Holders and upon any future holder of the Note, or any interest therein, and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company, the Guarantor and the Holders nor any delay in exercising any rights hereunder or under any Note or under the Guaranty shall operate as a waiver of any rights of the Holder. As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

ARTICLE 12

GUARANTIES

Section 12.01.	Guaranty.

Subject to this Article 12, each Guarantor hereby unconditionally guaranties to the Holders: (a) the due and punctual payment of the principal of, Additional Amounts and interest on the Note, subject to any applicable grace period, whether at Stated Maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on the overdue principal of, Additional Amounts and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Company to the Holders under this Agreement or any other agreement with or for the benefit of the Holders, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Note or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration pursuant to Section 10.02, redemption or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

Each Guarantor hereby agrees that its obligations with regard to its Guaranty shall be joint and several, unconditional, irrespective of the validity or enforceability of the Note or the obligations of the Company under this Agreement, the absence of any action to enforce the same, the recovery of any judgment against the Company or any other obligor with respect to this Agreement, the Note or the Obligations of the Company under this Agreement or the Note, any action to enforce the same or any other circumstances (other than complete performance) which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor further, to the extent permitted by law, waives and relinquishes all claims, rights and remedies accorded by applicable law to guarantors and agrees not to assert or take advantage of any such claims, rights or remedies, including but not limited to: (a) any right to require any of the Holders or the Company (each a “Benefited Party”), as a condition of payment or performance by such Guarantor, to (1) proceed against the Company, any other guarantor (including any other Guarantor) of the Obligations under the Guaranties or any other Person, (2) proceed against or exhaust any security held from the Company, any such other guarantor or any other Person, (3) proceed against or have resort to any balance of any deposit account or credit on the books of any Benefited Party in favor of the Company or any other Person, or (4) pursue any other remedy in the power of any Benefited Party whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Company including any defense based on or arising out of the lack of validity or the unenforceability of the Obligations under the Guaranties or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Company from any cause other than payment in full of the Obligations under the Guaranties; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Benefited Party’s errors or omissions in the administration of the Obligations under the Guaranties, except behavior which amounts to bad faith; (e)(1) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of the Guaranties and any legal or equitable discharge of such Guarantor’s obligations hereunder, (2) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (3) any rights to set-offs, recoupments and counterclaims and (4) promptness, diligence and any requirement that any Benefited Party protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentations, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance of the Guaranties, notices of Default under the Note or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Obligations under the Guaranties or any agreement related thereto, and notices of any extension of credit to the Company and any right to consent to any thereof; (g) to the extent permitted under applicable law, the benefits of any “One Action” rule and (h) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of the Guaranties. Except to the extent expressly provided herein, including Section 12.05, each Guarantor hereby covenants that its Guaranty shall not be discharged except by complete performance of the obligations contained in its Guaranty and this Agreement.

If any Holder is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either the Holder, the Guaranty of such Guarantor, to the extent theretofore discharged, shall be reinstated in full force and effect.

Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 10.02 hereof for the purposes of this Guaranty, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby and (y) in the event of any declaration of acceleration of such Obligations as provided in Section 10.02 hereof, such Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guaranty. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guaranty.

Section 12.02.	Limitation on Guarantor.

(a) Each Guarantor, and by its acceptance of Note, each Holder, hereby confirms that it is the intention of all such parties that the Guaranty of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any guarantee. To effectuate the foregoing intention, the Holders and the Guarantors hereby irrevocably agree that each Guarantor’s liability shall be that amount from time to time equal to the aggregate liability of such Guarantor under the guarantee, but shall be limited to the lesser of (x) the aggregate amount of the Company’s obligations under the Note and this Agreement or (y) the amount, if any, which would not have (1) rendered the Guarantor “insolvent” (as such term is defined in Bankruptcy Law and in the Debtor and Creditor Law of the State of New York) or (2) left it with unreasonably small capital at the time its guarantee with respect to the Note was entered into, after giving effect to the incurrence of existing Debt immediately before such time; provided, however, it shall be a presumption in any lawsuit or proceeding in which a Guarantor is a party that the amount guaranteed pursuant to the guarantee with respect to the Note is the amount described in clause (x) above unless any creditor, or representative of creditors of the Guarantor, or debtor in possession or trustee in bankruptcy of the Guarantor, otherwise proves in a lawsuit that the aggregate liability of the Guarantor is limited to the amount described in clause (y).

(b) In making any determination as to the solvency or sufficiency of capital of a Guarantor in accordance with the proviso of Section 12.02(a), the right of each Guarantor to contribution from other Guarantors and any other rights such Guarantor may have, contractual or otherwise, shall be taken into account.

Section 12.03.	Execution and Delivery of Guaranty.

To evidence its Guaranty set forth in Section 12.01, an Officer or director of each Guarantor has executed and delivered on the Closing Date a notation of such Guaranty in substantially the form included in Exhibit E attached hereto. All references to “Guarantor hereby agrees” and to any similar express agreement of a Guarantor to a term or condition in this Agreement shall be construed to mean a Guarantor accepts and accedes to all such terms or conditions by its execution and delivery of a notation of Guaranty, notwithstanding that no Guarantor is or is required to be a signatory party to this Agreement.

Each Guarantor hereby agrees that its Guaranty set forth in Section 12.01 and its execution and deliver of a notation of Guaranty shall remain in full force and effect notwithstanding any failure to directly endorse on each Note a notation of such Guaranty.

The Company hereby agrees that it shall cause each Person that becomes obligated to provide a Guaranty pursuant to Section 8.16 (each, a “Future Guarantor”) to immediately execute an amendment to this Agreement in form and substance satisfactory to the Holders and the Company, pursuant to which such Person provides the guarantee set forth in this Article 12 and otherwise assumes the obligations and accepts the rights of a Guarantor under this Agreement, in each case with the same effect and to the same extent as if such Person had been named herein as a Guarantor. The Company also hereby agrees to immediately cause each such new Guarantor to evidence its guarantee by endorsing a notation of such guarantee on each Note as provided in this Section 12.03.

Section 12.04.	Guarantors May Consolidate, etc., on Certain Terms.

Except as otherwise provided in Section 12.05, no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the Surviving Person) another Person whether or not affiliated with such Guarantor unless:

(a) subject to Section 12.05, the Person formed by or surviving any such consolidation or merger (if other than a Guarantor or the Company) unconditionally assumes all the obligations of such Guarantor under this Agreement, the Guaranty on the terms set forth herein or therein; and

(b) the Guarantor complies with the requirements of Article 9 hereof.

In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person of the Guaranty endorsed upon the Note and the due and punctual performance of all of the covenants and conditions of this Agreement to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Guaranties to be endorsed upon all of the Note issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Holders. All the Guaranties so issued shall in all respects have the same legal rank and benefit under this Agreement as the Guaranties theretofore and thereafter issued in accordance with the terms of this Agreement as though all of such Guaranties had been issued at the date of the execution hereof.

Except as set forth in Articles 8 and 9, and notwithstanding clauses (a) and (b) above, nothing contained in this Agreement or in any of the Note shall prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

Section 12.05.	Releases Following Merger, Consolidation or Sale of Assets, Etc.

In the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor, in each case to a Person that is not (either before or after giving effect to such transactions) the Company or a Subsidiary of the Company, then such Guarantor (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the Capital Stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall (subject to the other provisions of this Section 12.05) be released and relieved of any obligations under its Guaranty; provided that the net proceeds of such sale or other disposition shall be applied in accordance with the applicable provisions of this Agreement, including without limitation Section 8.11. Upon delivery by the Company to the Holders of an Officers’ Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made by the Company in accordance with the provisions of this Agreement, including without limitation Section 8.11, the Holders shall execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Guaranty.

Any Guarantor not released from its obligations under its Guaranty shall remain liable for the full amount of principal of and interest on the Note and for the other obligations of any Guarantor under this Agreement as provided in this Article 12.

ARTICLE 13

COLLATERAL AND SECURITY

Section 13.01.	Security Documents.

(a) The due and punctual payment of the principal of and interest on the Note when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and interest on the Note and performance of all other obligations of the Company to the Holders under this Agreement and the Note, according to the terms hereunder or thereunder, are secured as provided in the Security Documents which the Company has entered into simultaneously with the execution of this Agreement. The Holder, by its acceptance thereof, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with its terms. The Company will do or cause to be done all such acts and things as may be required by applicable law or may be necessary or proper, or as may be required by the provisions of the Security Documents, to assure and confirm to the Holders, the security interest in the Collateral contemplated hereby, by the Security Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Agreement and of the Note secured hereby, according to the intent and purposes herein expressed. The Company will take, and will cause its Subsidiaries to take, upon request of the Holders, any and all actions required to cause the Security Documents to create and maintain, as security for the Obligations of the Company hereunder, a valid and enforceable perfected first priority Lien in and on all the Collateral, for the benefit of the Holders, superior to and prior to the rights of all third Persons and subject to no other Liens than Permitted Liens.

(b) So long as no Default or Event of Default has occurred and is continuing, and subject to certain terms and conditions, the Company and the Guarantors will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the Collateral pledged by them.

(c) So long as there has occurred no Event of Default, then the Company and the Guarantors shall have the right to exercise any voting and other consensual rights pertaining to the Collateral pledged by them.

(d) Upon the occurrence and during the continuance of a Default or Event of Default, all rights of the Company and the Guarantors to receive all cash dividends, interest and other payments made upon or with respect to the Collateral will cease and such cash dividends, interest and other payments will be paid to the Collateral Agent;

(e) Upon the occurrence and during the continuance of an Event of Default:

(i) all rights of the Company and the Guarantors to exercise such voting or other consensual rights will cease, and all such rights will become vested in the Holders, which, to the extent permitted by law, will have the sole right to exercise such voting and other consensual rights; and

(ii) the Collateral Agent may sell the Collateral or any part of the Collateral in accordance with the terms of the Security Documents. The Collateral Agent, in accordance with the provisions of this Agreement, will distribute all funds distributed under the Security Documents and received by the Collateral Agent for the benefit of the holders of the Note.

(f) If at any time after the Issue Date there is a change in PRC law or interpretation in PRC law that permits the encumbrance of the WFOE’s assets or Property by a Lien without the approval of any governmental body of the PRC, then the Company shall cause the WFOE to, concurrently:

(i) execute and deliver to a Security Document upon substantially the same terms granting a Lien upon such property for the benefit of the Holders, which Lien shall be first priority if such assets or Property is not then encumbered by any other Lien (other than Liens required by law) or a second priority Lien if such assets or Property is at that time so encumbered;

(ii) cause the Lien to be granted in such Security Document to be duly perfected in any manner permitted by law; and

(iii) deliver to the Holders an Opinion of Counsel confirming as to such Security Document the matters set forth as to the Security Documents and Liens thereunder in the Opinions of Counsel delivered to holders on the Issue Date and, if the property subject to such Security Document is an interest in real estate, such local counsel opinions, insurance policies, surveys and other supporting documents as the Holders may reasonably request.

(g) Notwithstanding (i) anything to the contrary contained in this Agreement, the Security Documents, the Note or any other instrument governing, evidencing or relating to any Debt, (ii) the time, order or method of attachment of any Liens, (iii) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral, (iv) the time of taking possession or control over any Collateral or (v) the rules for determining priority under any law of any relevant jurisdiction governing relative priorities of secured creditors, the Liens will rank at least equally and ratably with all valid, enforceable and perfected Liens, whenever granted upon any present or future Collateral, but only to the extent such Liens are permitted under this Agreement to exist and to rank equally and ratably with the Note and the Guaranties.

(h) Each Holder acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement or in the Security Documents, no breach or default of the Company or its Subsidiaries shall exist or arise under this Agreement or under any Security Document in the event that any Onshore Agreement or any Lien created thereunder is terminated, invalidated, deregistered, defaulted, not perfected or no longer in force and effect due to an OSPA Pledgee Transfer Event (as defined in Section 18.06(h)), provided that if a Holder is designated and agrees to act as the “Pledgee” under and enter into the relevant replacement Onshore Agreement upon or following an OSPA Pledgee Transfer Event, then the Company shall use its reasonable best efforts to submit such replacement Onshore Agreement to the local counterpart of MOFCOM in the relevant jurisdiction and obtain approval from SAFE (if required) and the SAIC for registration with the SAIC within six (6) months of the date that the initial application for approval has been submitted, subject to the completion of the deregistration of the original Onshore Agreement at the relevant Governmental Authorities and the delivery from such Holder of information and documentation as may be reasonably required to effect the application to MOFCOM.

Section 13.02.	Future Guarantor Pledgors.

(a) The Company will use its commercially reasonable efforts promptly to obtain any necessary consents and waivers and to take all other actions necessary to pledge and to cause each Future Guarantor to pledge (i) the Capital Stock and the then existing or future assets of any future Subsidiary (other than any PRC Subsidiary) in each case owned by the Company or such Future Guarantor and (ii) any loan or other extension of credit by such Future Guarantor or any other Guarantor to the WFOE, on a first priority basis in order to secure the obligations of the Company under the Note and this Agreement and of such Future Guarantor under its Guaranty; provided that in exercising such reasonable best efforts the Company shall not be required to take any action that is commercially unreasonable.

(b) The Company will, for the benefit of the Holders, pledge, or cause each Guarantor to pledge, (i) the Capital Stock owned by the Company or such Guarantor of any Person that becomes a Subsidiary (other than any PRC Subsidiary unless there has been after the Issue Date a change in PRC law or interpretation in PRC law that permits such pledges without approval of any Governmental Authority) after the Issue Date and (ii) any loan or other extension of credit by such Future Guarantor or any other Guarantor to the WFOE, immediately upon such Person becoming a Subsidiary or a creditor of the WFOE, to secure the obligations of the Company under the Note and this Agreement, and of such Guarantor under its Guaranty, in the manner described above.

(c) Each Guarantor that pledges Capital Stock of a Subsidiary or a loan or extension of credit to the WFOE after the Issue Date is referred to as a “Future Guarantor Pledgor” and, upon giving such pledge, will be a “Guarantor Pledgor.”

(d) Upon each pledge by a Future Guarantor of the Capital Stock of any Subsidiary that is not a Guarantor or any future Subsidiary, or a loan or extension of credit to the WFOE, in accordance with Section 13.02(a) or Section 13.02(b), the Company will deliver to the Holders an Officers’ Certificate stating that entry into the applicable pledge agreement has been duly and validly authorized and an Opinion of Counsel to the effect that (i) in the opinion of such counsel, such action has been taken with respect to the recording, registering and filing of or with respect to this Agreement and the applicable pledge agreement and all other instruments of further assurance as are necessary to make effective the lien created by such pledge agreement in the Capital Stock referenced in Section 13.02(a) or Section 13.02(b), and referencing the details of such action; or (ii) in the opinion of such counsel, no such action is necessary to make such lien effective; provided that any such Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials with respect to matters of fact.

(e) All Opinions of Counsel delivered pursuant to Section 13.02(d) may contain assumptions, qualifications, exceptions and limitations as are appropriate and customary for similar opinions relating to the nature of the Capital Stock pledged.

(f) Upon each pledge by any Future Guarantor of the Capital Stock of any Subsidiary that is not a Guarantor or any future Subsidiary, or a loan or extension of credit to the WFOE, in accordance with Section 13.02(a) or Section 13.02(b), the Company will give notice, file, register or record any financing statements, continuation statements, pledge agreements, intercreditor agreement or other instruments or cause each such Future Guarantor Pledgor to give notice, file, register or record any financing statements, continuation statements, pledge agreements or other instruments and take any other actions necessary in order to perfect and protect the first priority lien thereby created.

Section 13.03.	Release of Collateral.

(a) Subject to subsections (b), (c) and (d) of this Section 13.03, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided hereby. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent provided in the Security Documents or as provided hereby have been met and stating whether or not such release is in connection with an Asset Sale and (at the sole cost and expense of the Company) the Holders will cause the Collateral Agent to release Collateral that is sold, conveyed or disposed of in compliance with the provisions of this Agreement; provided, that if such sale, conveyance or disposition constitutes an Asset Sale, the Company will apply the Net Available Cash in accordance with Section 8.11 hereof. Upon receipt of such Officers’ Certificate, the Holders will cause the Collateral Agent to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to this Agreement or the Security Documents.

(b) No Collateral may be released from the Lien and security interest created by the Security Documents pursuant to the provisions of the Security Documents unless the certificate required by this Section 13.03 has been delivered to the Holders.

(c) At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Note has been accelerated (whether by declaration or otherwise), no release of Collateral pursuant to the provisions of the Security Documents will be effective.

(d) The release of any Collateral from the terms of this Agreement and the Security Documents will not be deemed to impair the security under this Agreement in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the terms of the Security Documents and hereof.

Section 13.04.	Termination of Security Interest.

Upon the payment in full of all Obligations of the Company under this Agreement and the Note, the Liens and any Security Documents created pursuant to or in connection with this Agreement shall be automatically released, and the Holders will take all reasonable action to give further effect to the release of such Liens and Security Documents pursuant to this Agreement and the Security Documents.

Section 13.05.	Permitted Pari Passu Secured Debt.

On or after the Closing Date, the Company may incur any amount of Corporate Debt (in addition to the Debt created under this Agreement and the Notes), provided that (a) the Company was permitted to Incur such Corporate Debt pursuant to Section 8.08, and (b) the total amount of Corporate Debt that is Incurred up to (but not including) the first anniversary of the Closing Date shall not exceed the Corporate Debt Threshold without the prior written approval of the Requisite Holders. Without limiting the generality of the foregoing, on and after the Closing Date, the Company may create Liens on the Collateral pari passu with, or subordinated to, the Lien for the benefit of the Holders to secure any Corporate Debt of the Company, provided that (1) the holders of such Corporate Debt (or their representative) become party to a customary and reasonable form intercreditor agreement with respect to all Collateral described therein, (2) the agreement in respect of such Corporate Debt contains provisions with respect to the releases of Collateral that are substantially similar to and not more restrictive on the Company than the provisions of this Agreement and the Security Documents, and (3) the Company delivers to the Holders an opinion of counsel and officer’s certificate signed by the chief financial officer with respect to compliance with the conditions stated immediately above and other corporate and collateral security matters in connection with the Security Documents, in each case in form and substance reasonably acceptable to the Requisite Holders acting on behalf of all Holders. In connection with the foregoing, Forum, together with each of the Requisite Holders, and the Collateral Agent shall execute and deliver any relevant document or provide its consent to any amendments to any Security Document required for the Company’s compliance with this Section 13.05 on behalf of all Holders, which execution, delivery or consent shall not be unreasonably withheld, conditioned, or delayed.

ARTICLE 14

INDEMNIFICATION.

Section 14.01.	Indemnification.

(a) In consideration of the Holder’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company and Xinyuan Real Estate, jointly and severally, shall defend, protect, indemnify and hold harmless the Holders and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, and employees (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company or by any other Group Company in the Transaction Documents or in any other certificate, instrument or document contemplated hereby or thereby, or (b) any breach of any covenant, agreement or obligation of the Company or of any other Group Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, provided, however, that the Company or Xinyuan Real Estate shall not be liable for indemnification hereunder with regard to any grossly negligent act or omission or willful misconduct of Forum which is the sole cause of the purported Indemnified Liability.

(b) As promptly as reasonably practical after receipt by an Indemnified Person under this Article 14 of notice of the commencement of any action for which such Indemnified Person is entitled to indemnification under this Section 14.01, such Indemnified Person will, if a claim in respect thereof is to be made against the indemnifying party under this Section 14.01, notify the indemnifying party of the commencement thereof in writing; but the omission to so notify the indemnifying party (i) will not relieve such indemnifying party from any liability under paragraph (a) above unless and only to the extent it is materially prejudiced as a result thereof and (ii) will not, in any event, relieve the indemnifying party from any obligations to any Indemnified Person other than the indemnification obligation provided in paragraph (a) above. In case any such action is brought against any Indemnified Person, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may determine, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such Indemnified Person (who shall not, except with the written consent of such Indemnified Person, be counsel to the indemnifying party) at the expense of the indemnifying party; provided, however, that if (i) the use of counsel chosen by the indemnifying party to represent the Indemnified Person would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or are targets of, any such action include both the Indemnified Person and the indemnifying party, and the Indemnified Person shall have been advised by counsel that there may be one or more legal defenses available to it and/or any other Indemnified Person that are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party shall not have employed counsel satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action, then, in each such case, the indemnifying party shall not have the right to direct the defense of such action on behalf of such Indemnified Person or Persons and such Indemnified Person or Persons shall have the right to select separate counsel (including an additional local counsel) to defend such action on behalf of such Indemnified Person or Persons at the expense of the indemnifying party. After notice from the indemnifying party to such Indemnified Person of its election so to assume the defense thereof and approval by such Indemnified Person of counsel appointed to defend such action, the indemnifying party will not be liable to such Indemnified Person under this Section 14.01 for any legal or other expenses, other than reasonable costs of investigation, subsequently incurred by such Indemnified Person in connection with the defense thereof, unless (i) the Indemnified Person shall have employed separate counsel in accordance with the proviso to the immediately preceding sentence (it being understood, however, that in connection with such action the indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to local counsel) in any one action or separate but substantially similar actions in the same jurisdiction arising out of the same general allegations or circumstances, representing the Indemnified Persons who are parties to such action or actions) or (ii) the indemnifying party has authorized in writing the employment of counsel for the Indemnified Person at the expense of the indemnifying party. After such notice from the indemnifying party to such Indemnified Person, the indemnifying party will not be liable for the costs and expenses of any settlement of such action effected by such Indemnified Person without the prior written consent of the indemnifying party (which consent shall not be unreasonably withheld or delayed).

(c) No indemnifying party shall, without the prior written consent of any Indemnified Person, effect any settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action, claim, suit or proceeding in respect of which the Indemnified Person is or could have been a party, or indemnity could have been sought hereunder by any Indemnified Person (whether or not the Indemnified Person is an actual or potential party to such action or claim), unless such settlement (A) includes an unconditional express written release of any Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person, from all losses, claims, damages or liabilities arising out of such action, claim, suit or proceeding and (B) does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of such Indemnified Person. If a claim or action is settled, or if there be a final judgment for the plaintiff with respect to any such claim or action, each indemnifying party jointly and severally agrees, subject to the exceptions and limitations set forth above, to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages or liabilities (and legal and other expenses as set forth above) incurred by reason of such settlement or judgment.

(d) The indemnity and expense reimbursement obligations set forth herein (i) shall be in addition to any liability any of the Company or Xinyuan Real Estate may have to any Indemnified Person at common law or otherwise, (ii) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Forum or any other Indemnified Person and (iii) shall be binding on any successor or assignee of the Company and successors or assignees of any of the Company’s or Xinyuan Real Estate’s business and assets.

ARTICLE 15

SURVIVAL.

Section 15.01.	Survival of Representations and Indemnities.

The representations and warranties, covenants, indemnities and contribution and expense reimbursement provisions and other agreements of the Company and the Holders set forth in this Agreement shall remain operative and in full force and effect, and will survive, regardless of (i) any investigation, or statement as to the results thereof, made by or on behalf of the Holders or the Company, and (ii) acceptance of the Note and Warrants, and payment for them hereunder.

ARTICLE 16

SATISFACTION AND DISCHARGE

Section 16.01.	Satisfaction and Discharge.

This Agreement shall be discharged and shall cease to be of further effect and the Note shall be deemed discharged and all Liens on Collateral for the benefit of the Holders under the Security Documents shall be deemed released, when the Company or any Guarantor has (a) paid and discharged the entire Debt on the Note, and (b) paid all other sums payable by the Company with respect to the Note under this Agreement.

ARTICLE 17

[NOT USED].

ARTICLE 18

MISCELLANEOUS

Section 18.01.	Notices.

Any notice or communication by the Company or the Holders to the each of the other parties is duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next-day delivery, to the other’s address:

If to the Company:

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Attention: Mr. Tom Gurnee, Chief Financial Officer

Facsimile No: +86 0371 6565 1168

With a copy to:

Baker & McKenzie LLP

1114 Avenue of the Americas

New York, NY 10036

Attention: Carol B. Stubblefield

Facsimile: +1 212 310 1653

If to Forum:

Suite 2604, 26th Floor, Alexandra House

18 Chater Road, Central

Hong Kong

Attention: Mr. Steve Kim/Mr. Albert Hon

Facsimile No: +852 2522 2708

All amounts payable to Forum under or in connection with this Agreement shall be paid to the bank account set forth in a written notice to the Company.

The Company or the Holder, by notice to each of the other parties, may designate additional or different addresses for subsequent notices, communications or payments.

All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if sent by facsimile transmission; and the second Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next-day delivery.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

Section 18.02.	Legal Holidays.

In any case where any Interest Payment Date, Purchase Date or Stated Maturity of any Note is not a Business Day in Hong Kong, then (notwithstanding any other provision of this Agreement or of the Note) payment of interest or principal (and Additional Amounts) need not be made on such date, but such payment may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or Purchase Date, or at the Stated Maturity and such extension of time shall in such case be included in the computation of interest accruing on such Note; provided, however, that if such extension would cause payment of interest to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

Section 18.03.	No Personal Liability of Directors, Officers, Employees and Stockholders.

No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or of the Guarantors under the Note, this Agreement, the Guaranties or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of a Note by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Note. The waiver and release may not be effective to waive or release liabilities under the U.S. federal securities laws.

Section 18.04.	Governing Law; Submission to Jurisdiction.

THIS AGREEMENT, THE GUARANTY AND THE NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, Xinyuan Real Estate, and each other Guarantor existing as of the Closing Date hereby appoint CT Corporation System, with offices at CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011, as its agent for service of process in New York Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 18.05.	No Adverse Interpretation of Other Agreements.

This Agreement may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Agreement or the Note.

Section 18.06.	Assignment and Assumption of Notes.

(a) Subject to the provisions of this Section 18.06 and the legend set forth in the Note, the Note, or a portion thereof, may be transferred by Forum (or an applicable subsequent Holder) to one or more third parties from time-to-time. In the event of any such transfer of a portion of the Note, the term “Note” as used within this Agreement shall also mean “Notes,” and, to the extent the context of a particular sentence dictates, this Agreement shall be automatically modified, such that sentences containing the singular word “Note” will be revised according to common United States English grammatical form and structure to accommodate the use of the plural word “Notes”. Any use of the word “Notes” in this Section 18.06 or in any other Section of this Agreement shall have the same meaning as the defined term “Note” with appropriate provision made for the plural form of the word.

(b) Each Holder and each assignee of a Holder upon a Note assignment and assumption agrees not to resell the Notes except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration, and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Securities Act. Upon a Note assignment and assumption, each Holder agrees that during the Distribution Compliance Period the Note may not be offered or sold to a U.S. Person or for the account or benefit of a U.S. Person (other than a distributor) and that it will notify any purchaser of the Note that the purchaser is subject to the same restrictions on offers and sales of the Note. Forum agrees and each subsequent Holder is deemed to agree that the Company is hereby required to refuse to register any transfer of any Note not made in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration.

(c) The Company shall keep at its principal executive office a register for the registration of transfers of Notes. The name and address of each Holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to presentation of the documents necessary to effect a transfer and the registration thereof, the Person in whose name any Note shall be registered shall be deemed and treated as the Holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.

(d) Forum, or such subsequent Holder, may transfer all or any portion of the Note held by Forum, or such subsequent Holder, pursuant to an assignment and assumption agreement in form set forth as Exhibit G hereto. The Company shall not be obligated to issue any such new or replacement Note in connection with any transfer or enter such proposed new Holder in the register in accordance with Section 18.06(c) above, and such purported assignment and assumption shall not be valid and effective, unless the Company approves and acknowledges the assignment and assumption of such Note in writing, and all conditions precedent to the transfer of such Note and all other documentation necessary to evidence such transfer is delivered to the Company.

(e) Any new Holder of any Note or Notes shall represent and warrant to the Company, in the assignment and assumption agreement effecting such transfer pursuant to Section 18.06(d) above, that registration of the assigned Note or Notes is not required under the Securities Act and deliver a legal opinion of counsel opining that registration of such Note or Notes is not required under the Securities Act.

(f) Upon the satisfaction of all of the requirements of this Section 18.06, the Company shall issue a new Note to such new Holder in the form of the Note attached hereto as Exhibit A, subject to appropriate revision to reflect the principal amount being transferred to such new Holder and any such other subsequent amendments agreed to as between Forum and the Company with respect to the original form of the Note.

(g) Notwithstanding anything to the contrary contained in this Agreement or in any other Transaction Document, Notes shall not be transferred in denominations less than US$10,000,000 in principal amount and each Note held by any Holder shall be for at least US$10,000,000 in principal amount, except as permitted for any Foreclosure Transferee under clause (h) immediately below.

(h) So long as Forum is the Holder of 100% of the outstanding principal amount of the Note, Forum shall be the sole “Pledgee” under the Onshore Share Pledge Agreement and under any other share pledge agreement for its own benefit in connection with the pledging of the shares of any other directly wholly foreign owned entity in accordance with Section 8.28 (collectively, the “Onshore Agreements”). If Forum assigns any portion of its interest in the Note, then Forum shall request that the other new Holder(s) agree, upon the consummation of such assignment, to enter into with the Company replacement Onshore Agreement(s), as applicable, and submit with the Company such agreement for registration and approval pursuant to Section 13.01(h). Any subsequent Holder acting as “Pledgee” under any Onshore Agreement and assigning all of its interests in the Note shall follow the procedure in the immediately preceding sentence (such assignment of the Note by Forum or any subsequent Holder acting as “Pledgee”, an “OSPA Pledgee Transfer Event”). The effectiveness, registration or approval of any replacement Onshore Agreement under this Section shall not be a condition precedent to or otherwise affect the effectiveness and consummation of the assignment and assumption of any Holder’s interests in the Note.

(i) Notwithstanding the foregoing, the Notes may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Notes, provided, that, any transferee of a Note out of a foreclosure (or similar process) of such pledged Note is in compliance with the restrictions on transfer contained in this Section 18.06 (other than the restriction contained in Section 18.06(g)) (a “Foreclosure Transferee”). The minimum denomination in principal amount of any Note held by any Foreclosure Transferee shall be $1,000,000.

Section 18.07.	Successors; Assignment.

All covenants and agreements of the Company and any Guarantor in this Agreement and the Note shall bind their respective successors. All covenants and agreements of Forum in this Agreement shall bind its successors. Unless otherwise expressly permitted hereunder, neither the Company nor the Guarantors shall transfer or assign any of its rights, benefits, interest, duties or obligations under any of the Transaction Documents without the prior written consent of the Holders. The Holders may sell, assign, pledge or otherwise transfer the Securities to a third party only in accordance with Section 18.07 with respect to the Notes and in accordance with the Warrants Agreement with respect to the Warrants.

Section 18.08.	Severability.

In case any provision in this Agreement, the Guaranty or in the Note shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions, to the fullest extent permitted by applicable law, shall not in any way be affected or impaired thereby.

Section 18.09.	Counterpart Originals.

The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 18.10.	Table of Contents, Headings, etc.

The Table of Contents and Headings in this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement and shall in no way modify or restrict any of the terms or provisions hereof.

Section 18.11.	Judgment Currency.

(a) If for the purpose of obtaining or enforcing judgment against the Company or any Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 18.11 referred to as the “Judgment Currency”) an amount due in US dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 18.10(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company or any Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

[Signatures on following page]

SIGNATURES

Dated April 15, 2010

COMPANY:

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name: Thomas Gurnee
Title: Director and Chief Financial Officer

GUARANTOR:

XINYUAN REAL ESTATE LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Director and Chief Financial Officer

HOLDER:

FORUM ASIAN REALTY INCOME II, L.P.
By:	Forum Asian Realty Income II GP Limited,
its general partner

By:	/s/ Mark W. Pearson
Name: Mark W. Pearson
Title: Director

SIGNATURE PAGES TO THE SECURITIES PURCHASE AGREEMENT

EXHIBIT A

Form of Note

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR (II) UNLESS (A) SOLD PURSUANT TO RULE 144 OR RULE 144A, IF APPLICABLE, UNDER SAID ACT, (B) SOLD IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER SAID ACT OR (C) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT, AND IN EACH OF (A), (B) OR (C) THE HOLDER PROVIDES TO THE COMPANY AN OPINION OF COUNSEL SELECTED BY THE HOLDER IN A FORM REASONABLY SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID SECURITIES ACT, PROVIDED, HOWEVER THAT, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON UNTIL 40 DAYS AFTER THE DATE OF ORIGINAL ISSUANCE, EXCEPT IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE.

GUARANTEED SENIOR SECURED NOTE

US$40,000,000.00	April 15, 2010

FOR VALUE RECEIVED, the undersigned, XINYUAN REAL ESTATE CO., LTD. (the “Company”), pursuant to the terms of this Senior Secured Note (this “Note”), promises to pay to FORUM ASIAN REALTY INCOME II, L.P. (“Forum”) or, unless Forum is the Holder thereof, to the Holder, on or before April 15, 2013, the principal sum of FORTY MILLION UNITED STATES DOLLARS (US$40,000,000), or such lesser amount as may be advanced from time to time by Forum to the Company, together with interest thereon, from the date hereof until maturity, at the rate per annum and at the times described below on the balance of said principal remaining from time to time unpaid, to be paid in lawful money of the United States of America as follows:

1. Interest. The Company promises to pay interest on the outstanding principal amount of the Note at the rate per annum equal to 15.6% (the “Interest Rate”). The Company shall pay interest semi-annually on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day with the same force and effect and such extension of time shall in such case be included in the computation of interest accruing on the Note (each an “Interest Payment Date”). Interest shall accrue from and including the most recent date to which interest has been paid on the Note or, if no interest has been paid, from the date of issuance, to but excluding the following Interest Payment Date; provided, however, that the first Interest Payment Date shall be October 15, 2010. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, and Additional Amounts from time to time at the Default Interest Rate; the Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods), at the same Default Interest Rate to the extent lawful. Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed. The amount of interest for each day that the Note is outstanding (the “Daily Interest Amount”) will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Note. The amount of interest to be paid on the Note for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one decimal place. The Company’s calculation of all interest payments shall govern absent manifest error.

2. Method of Payment. The Company shall pay, or cause to be paid, the principal, interest, and Additional Amounts (including post-petition interest in any proceeding under any Bankruptcy Law), on this Note at the place, at the respective time and in the manner provided in the SPA. Payments of principal, interest, and Additional Amounts shall be made by the Company to the account designated by the Holder one Business Day prior to the due date and shall be considered paid on the date due if Forum receives, as of 11:00 a.m. Hong Kong time on the due date, amounts then due. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period, provided, however, that if such extension would cause payment of Interest to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

3. Securities Purchase Agreement. The Company issued this Note pursuant to that certain Securities Purchase Agreement dated April 15, 2010 (the “SPA”) among the Company, the guarantor parties thereto (the “Guarantors”) and Forum. To the extent any provision of this Note conflicts with the express provisions of the SPA, the provisions of the SPA shall govern and be controlling.

4. Mandatory Redemption. Except in accordance with Article 7 of the SPA, the Company shall not be required to make mandatory prepayment or redemption with respect to, or offer to purchase, this Note.

5. Defaults and Remedies. If the Company fails to make any payments of principal, interest, or Additional Amounts under this Note, or any Event of Default otherwise occurs and is continuing under SPA, the Holder may declare all this Note to be due and payable.

6. No Recourse Against Others. No past, present or future director, officer, employee, incorporator or stockholder of the Company or of any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the SPA, this Note, the Guaranties or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Holder by accepting this Note waives and releases all such liability.

7. Authentication. This Note shall not be valid until authenticated by the manual signature of an authorized officer of the Company.

8. Capitalized/Defined Terms. Capitalized terms used herein shall have the meanings assigned to them in the SPA referenced above unless otherwise indicated.

9. Governing Law. The SPA, the Guaranties and this Note shall be governed by and construed in accordance with the law of the state of New York.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually by its duly authorized officer.

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

EXHIBIT B

Definitions

For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

“Additional Amounts” means such additional amounts as required to be paid by the Company in accordance with Section 8.29.

“Additional Assets” means:

(a) any Property (other than cash, Cash Equivalents and securities) to be owned by the Company or any of its Subsidiaries and used in a Related Business; or

(b) Capital Stock of a Person that becomes a Subsidiary of the Company as a result of the acquisition of such Capital Stock by the Company or another Subsidiary of the Company from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of clause (b), such Subsidiary is primarily engaged in a Related Business.

“Additional Interest” means an annual rate of interest equal to 0.5% payable on the outstanding Note if the Company fails to deliver to the Collateral Agent an Officers’ Certificate with the required written evidence pursuant to Section 8.28, such interest accruing from and including the relevant date in Section 8.28 (or, if interest has been paid since such date, from and including the most recent Interest Payment Date thereafter) to but excluding each date of payment thereof until the earlier of (x) the filing of Onshore Share Pledge Agreement with the MOFCOM (or, if approved by the MOFCOM, all subsequent filings with the SAFE, the SAIC and any other PRC Governmental Authorities (to the extent required by law to perfect a security interest)) and (y) the repayment in full of the Note. “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of Section 8.11 and Section 8.13 and the definition of “Additional Assets” only, “Affiliate” shall also mean any Beneficial Owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such Beneficial Owner pursuant to the first sentence hereof.

“Agent” means any Collateral Agent, and collectively they are referred to herein as “Agents”.

“American Depositary Shares” means American Depositary Shares, each representing two Common Shares evidenced by American Depositary Receipts issued pursuant to the Deposit Agreement, dated as of December 11, 2007, among the Company, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of the American Depositary Receipts, as amended from time to time.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any of its Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a) any shares of Capital Stock of a Subsidiary of the Company (other than directors’ qualifying shares), or

(b) any other Property of the Company or any of its Subsidiaries outside of the ordinary course of business of the Company or such Subsidiary,

other than, in the case of clause (a) or (b) above, the following, none of which shall be deemed to be an Asset Sale:

(1) any disposition by a Subsidiary of the Company to the Company or by the Company or one of its Subsidiaries to a Wholly Owned Subsidiary,

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by Section 8.09,

(3) any disposition effected in compliance with the first paragraph of Section 9.01,

(4) any disposition of inventory (including, without limitation, residential units held for sale in the ordinary course of business), receivables and other current assets of the Company or any of its Subsidiaries (including properties under development for sale and completed properties for sale) in the ordinary course of business, or inventory or other property that in the reasonable judgment of the Company have become uneconomic, obsolete or worn out,

(5) the sale or discount of accounts receivable in connection with the compromise or collection thereof in the ordinary course of business,

(6) any disposition in a single transaction or a series of related transactions of assets for aggregate consideration and with a Fair Market Value of less than $10.0 million, and

(7) any disposition, sale or transfer of Property or Capital Stock of any Subsidiary pursuant to a Special Purpose Financing Transaction to the extent permitted in accordance with Section 8.14(b)(iv).

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a) if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of “Capital Lease Obligations,” and

(b) in all other instances, the present value (discounted at the weighted average interest rate implicit in the Sale and Leaseback Transaction, compounded annually in the most recently completed twelve months) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such principal payment by

(b) the sum of all such principal payments.

“Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors, or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition or passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means (1) except as set out in clause (3), in respect of a corporation, the board of directors of the corporation, or (except if used in the definition of “Change of Control”) any duly authorized committee thereof; (2) except as set out in clause (3), in respect of any other Person, the board or committee of that Person serving an equivalent function; and (3) in the case of each PRC Subsidiary other than the WFOE, one executive director.

“Board Resolution” of a Person means a copy of a resolution (in form and substance satisfactory to the Requisite Holders) certified by the secretary (or individual performing comparable duties) of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to Forum.

“Business Day” means any day other than a Legal Holiday.

“Capital Expenditures” means expenditures (whether paid in cash or other consideration or accrued as a liability and including that portion of Capital Lease Obligations which is capitalized on the consolidated balance sheet of the Company and its Subsidiaries) by the Company and its Subsidiaries that, in conformity with GAAP, are included in “additions to property, plant and equipment” or as capitalized internally developed software or comparable items reflected in the consolidated balance sheet of the Company and its Subsidiaries, excluding, however, (i) the application of insurance loss proceeds and (ii) the purchase, development, construction or improvement of real estate or land-use rights used in a Related Business.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of Section 8.10 a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

“Cash Balance” means cash and Cash Equivalents in hand or at a bank or financial institution and credited to an account in the name of the Company or any Subsidiary of the Company and to which the Company or such Subsidiary is alone beneficially entitled and has sole control.

“Cash Equivalents” means any of the following:

(a) Investments in U.S. Government Securities maturing within 180 days of the date of acquisition thereof;

(b) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500 million and whose long-term debt is rated “A” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(c) repurchase obligations with a term of not more than 7 days for underlying securities of the types described in clause (a) entered into with:

(1) a bank meeting the qualifications described in clause (b) above, or

(2) any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(d) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(e) direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state are pledged and which are not callable or redeemable at the issuer’s option, provided that:

(1) the long-term debt of such state is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(2) such obligations mature within 180 days of the date of acquisition thereof; and

(f) time deposit accounts, certificates of deposit and money market deposits with (i) Bank of China, Industrial and Commercial Bank of China, China Construction Bank and China Merchants Bank or (ii) any other bank or trust company organized under the laws of the PRC whose long-term debt is rated as high or higher than any of those banks, provided that in the case of clause (ii), such deposits do not exceed at any time with respect to any single bank or trust company or other financial institution, $3 million (or the equivalent thereof).

“Change of Control” means the occurrence of any of the following events:

(a) the Permitted Holders are no longer collectively the Beneficial Owners of the largest percentage of voting power of the Voting Stock of the Company (for purposes of this clause (a), the Permitted Holders will be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation so long as the Permitted Holders beneficially own, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation and “control” means the ability, directly or indirectly, to influence any decision of, or to direct or cause the direction of, the management and policies of the Company, including, without limitation, decisions pertaining to operations and maintenance); or

(b) whether as a result of the issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, persons holding a majority of the Voting Stock of the Company prior to such transaction hold less than a majority of the Surviving Person’s Voting Stock after such transaction; or

(c) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all of the Property of the Company and its Subsidiaries, considered as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to a Wholly Owned Subsidiary or one or more Permitted Holders), shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person (other than one or more Permitted Holders) or any other Person (other than one or more Permitted Holders) merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1) the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the Surviving Person, and

(2) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the Surviving Person immediately after such transaction and in substantially the same proportion as before the transaction; or

(d) Continuing Directors cease for any reason to constitute a majority of the Board of Directors then in office; or

(e) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means all the collateral described in the Security Documents.

“Collateral Agency Agreements” means the Collateral Agency Agreement, dated as of the date hereof, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum, and the Company.

“Collateral Agent” means The Bank of New York Trust Company (Cayman) Limited or The Bank of New York Mellon, as applicable, in its capacity as collateral agent under each Security Document to which it is a party.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, par value $0.0001 per share.

“Company” is defined in the preamble.

“Consolidated Interest Expense” means, for any period, the gross total interest expense (excluding tax) of the Company and its consolidated Subsidiaries (whether paid or accrued on a consolidated income statement of the Company and its Subsidiaries prepared in accordance with GAAP for such period), plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Subsidiaries, without duplication,

(a) interest expense attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

(b) amortization of debt discount and debt issuance cost, including commitment fees, but excluding debt issuance costs attributable solely to the warrants issued contemporaneously with the Note,

(c) capitalized interest,

(d) non-cash interest expense,

(e) the interest portion of any deferred payment obligation,

(f) commissions, discounts and other fees and charges owed with respect to letters of credit and banker’s acceptance financing,

(g) net costs associated with Hedging Obligations (including amortization of fees),

(h) Disqualified Stock Dividends (other than dividends payable in Capital Stock other than Disqualified Stock),

(i) Preferred Stock Dividends (other than dividends payable in Capital Stock other than Disqualified Stock) of Subsidiaries,

(j) interest accruing on (x) any Debt of any other Person to the extent such Debt is guaranteed by the Company or any of its Subsidiaries (other than Pre-Registration Mortgage Guaranties), and (y) any Debt of any other Person secured by assets or property of the Company or any of its Subsidiaries,

(k) the cash contributions to any employee stock ownership plan or similar trust, if any and to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by such plan or trust; and

(l) to the extent any Capital Stock may become mandatorily redeemable or repurchaseable or become so at the option of the holder thereof, the amortized portion of any premium payable upon such redemption or repurchase measured as the maximum liability upon the contingency giving rise to the obligation amortized on a straight-line basis from the date of the transaction to the earliest date such redemption or repurchase obligation may arise according to its terms.

For the avoidance of doubt, where the term “Net Interest Income,” or terms with similar meaning, are used in the financial statements of the Company and its consolidated Subsidiaries, only the interest expense component used to calculate such “Net Interest Income” shall be used when calculating the Consolidated Interest Expense.

“Consolidated Interest Expense Coverage Ratio” means, as of any date of determination, the ratio of:

(a) the aggregate amount of EBITDA for the most recent four consecutive Fiscal Quarters ending at least 45 days prior to such determination date to

(b) Consolidated Interest Expense for such four Fiscal Quarters;

provided, however, that:

if

(A) since the beginning of such period the Company or any of its Subsidiaries has Incurred any Debt that remains outstanding or Repaid any Debt, or

(B) the transaction giving rise to the need to calculate the Consolidated Interest Expense Coverage Ratio is an Incurrence or Repayment of Debt,

Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated as if the Company or such Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and provided further that the amount of Debt Incurred under revolving credit facilities shall be deemed to be the average daily balance of such Debt during such period (or any shorter period in which such facilities are in effect) and if

(A) since the beginning of such period the Company or any of its Subsidiaries shall have made any Asset Sale or an Investment (by merger or otherwise) in any Subsidiary of the Company (or any Person which becomes a Subsidiary of the Company) or an acquisition of Property which constitutes all or a substantial part of an operating unit of a business,

(B) the transaction giving rise to the need to calculate the Consolidated Interest Expense Coverage Ratio is such an Asset Sale, Investment or acquisition, or

(C) since the beginning of such period any Person (that subsequently became a Subsidiary of the Company or was merged with or into the Company or any Subsidiary of the Company since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition, then EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Subsidiary of the Company is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable (whether directly or indirectly, contingently or otherwise) for such Debt after such sale and have not provided any security or pledged any assets with respect thereto.

“Consolidated Debt to Consolidated Total Tangible Asset Ratio” means the ratio of (a) the aggregate amount of outstanding Debt of the Company’s consolidated Subsidiaries (other than any Debt owed by a Subsidiary of the Company to the Company or any Wholly Owned Subsidiary) less restricted and unrestricted cash to (b) the sum of the consolidated Total Tangible Assets of the Company less restricted and unrestricted cash (as reflected in the Company’s consolidated balance sheet) as of the end of the Fiscal Quarter.

“Consolidated Net Income” for any period, the net income (loss) of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(a) any net income (loss) of any Person (other than the Company) if such Person is not a Subsidiary of the Company, except that:

(1) subject to the exclusions contained in clauses (c), (d) and (e) below, equity of the Company and its consolidated Subsidiaries in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or any of its Subsidiaries as a dividend or other distribution (subject, in the case of a dividend or other distribution to such Subsidiary, to the limitations contained in clause (b) below), and

(2) the equity of the Company and its consolidated Subsidiaries in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income,

(b) any net income (loss) of any Subsidiary of the Company if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

(1) subject to the exclusions contained in clauses (c), (d) and (e) below, the equity of the Company and its consolidated Subsidiaries in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Subsidiary during such period to the Company or another of its Subsidiaries as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary of the Company, to the limitation contained in this clause (b)), and

(2) the equity of the Company and its consolidated Subsidiaries in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income,

(c) any gain (but not loss) realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(d) any extraordinary or non-recurring gain or loss,

(e) the cumulative effect of a change in accounting principles, and

(f) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock)

“Consolidated Net Worth” means the total of the amounts shown on the consolidated balance sheet of the Company and its Subsidiaries as of the end of the most recent Fiscal Quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as:

(a) the par or stated value of all outstanding Capital Stock of the Company, plus

(b) paid-in capital or capital surplus relating to such Capital Stock, plus

(c) any retained earnings or earned surplus, less:

(1) any accumulated deficit, and

(2) any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Debt, the cost of treasury stock and the principal amount of any promissory Note receivable from the sale of Capital Stock of the Company or any of its Subsidiaries, each item to be determined in conformity with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the date of this Agreement or (b) was nominated for election to the Board of Directors by, or whose election was ratified with the approval of, a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

“Contractor Guaranties” means Guaranties by the Company or any Subsidiary of Debt of any contractor, builder or other similar Person engaged by the Company or such Subsidiary in connection with the development, construction or improvement of real property, which Debt was Incurred by such contractor, builder or other similar Person solely to finance the cost of such development, construction or improvement.

“Convertible Note” has the meaning in the introduction to this Agreement.

“Convertible Note Trustee” has the meaning in the introduction to this Agreement.

“Convertible Note Repurchase Obligation” means the obligation of the Company to repurchase the Convertible Note in accordance with Section 3.06 of the indenture governing the terms of the Convertible Note.

“Corporate Debt” means any Debt of the Company Incurred directly by the Company only, for any corporate purpose in connection with a Related Business. For the avoidance of doubt, the Obligations under the Notes constitute Corporate Debt. The Company shall comply with Sections 7.03, 8.08, and 13.05 in connection with the Incurrence of any Corporate Debt.

“Credit Facilities” means, with respect to any PRC Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, Note, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, in each case together with any Refinancings thereof by any lender or syndicate of lenders.

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and in respect of:

(1) debt of such Person for money borrowed, and

(2) debt evidenced by a note, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(c) all obligations of such Person representing the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f) all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property and the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Debt shall not include any capital commitments or similar obligations Incurred in the ordinary course of business in connection with the acquisition, development, construction or improvement of real or personal property (including land use rights) to be used in a Related Business; provided that such Debt is not reflected and is not required under GAAP to be reflected on the balance sheet of the Company or any Subsidiary (contingent obligations and commitments referred to in a note to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet).

The amount of Debt of any Person at any date shall be the outstanding balance, or the accreted value of such Debt in the case of Debt issued with original issue discount, at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to the net amount payable by such Person if such Hedging Obligation terminated at that time due to default by such Person.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock of the Company or any of its Subsidiaries that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b) or may become redeemable or repurchaseable at the option of the holder thereof (except that any Capital Stock that would constitute Disqualified Stock solely because the holders of such Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 8.09 hereof and such repurchase rights are no more favorable to holders of such Capital Stock than rights under Section 8.11 and Section 8.15 granted to Holders hereunder), in whole or in part, or

(c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the Note.

“Disqualified Stock Dividends” means all dividends or the distributions with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Subsidiary.

“EBITDA” means, for any period, an amount equal to, for the Company and its consolidated Subsidiaries:

(a) the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

(1) provision for taxes based on income or profits or utilized in computing net loss,

(2) Consolidated Interest Expense,

(3) depreciation,

(4) amortization of intangibles, and

(5) any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of, or reserve for, cash expenditures in any future period or amortization of a prepaid cash expense paid in a period prior to the period that is subject to calculation), minus

(b) all non-cash items increasing Consolidated Net Income for such period.

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its shareholders.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

“Eligible Market” means The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, or The NYSE Amex.

“Fair Market Value” means, with respect to any Property at the time of determination, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(a) if such Property has a Fair Market Value equal to or less than $5.0 million, by any Officer of the Company,

(b) if such Property has a Fair Market Value in excess of $5.0 million, by a majority of the Board of Directors and evidenced by a Board Resolution delivered to Forum, or

(c) if such Property has a Fair Market Value in excess of $10.0 million, by an Independent Financial Advisor and evidenced by a written opinion from such Independent Financial Advisor dated within 30 days of the relevant transaction delivered to Forum.

“Fiscal Quarter” means each of the three month periods ending on March 31, June 30, September 30 and December 31.

“GAAP” means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth in:

(a) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(b) the statements and pronouncements of the Financial Accounting Standards Board,

(c) such other statements by such other entity as approved by a significant segment of the accounting profession, and

(d) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

All ratios and computations based on GAAP contained in this Agreement will be computed in conformity with GAAP.

“Governmental Authority” means any federal, state, national, provincial, municipal, local, territorial or other government department, ministry (including local counterparts thereof), commission, board, agency, regulatory authority, instrumentality, judicial or administrative body, domestic or foreign.

“Group Company” or “Group Companies” means, individually or in the aggregate, as applicable, the Company, Xinyuan Real Estate, the Offshore Hong Kong Subsidiaries, the WFOE, and the other PRC Subsidiaries listed on Exhibit F attached hereto (together with the Company, Xinyuan Real Estate, the WFOE and any other Subsidiary).

“guaranty” means any obligation, contingent or otherwise, of any Person directly or indirectly guarantying any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” shall not include:

(1) endorsements for collection or deposit in the ordinary course of business, or

(2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (a), (b) or (c) of the definition of “Permitted Investment.”

The term “guarantee” used as a verb has a corresponding meaning. The term “guarantor” shall mean any Person Guarantying any obligation.

“Guaranty” means the Guaranty of the Note by each of the Guarantors pursuant to Article 12 and evidenced by a document, referred to in this Agreement as a “notation of Guaranty”, in the form attached as Exhibit E and any additional notation of Guaranty of the Note to be executed by any Subsidiary of the Company pursuant to Section 8.16.

“Guarantor” means Xinyuan Real Estate, Victory Good Development, South Glory International, Elite Quest Holdings and any Subsidiary of the Company that becomes a Guarantor pursuant to Section 8.16 provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guaranty is released in accordance with the terms of this Agreement.

“Hedging Obligation” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement or any other similar agreement or arrangement.

“Holder” or “holder” has the meaning set forth in Section 2.01(d), which on the Closing Date shall be Forum.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with Section 8.08, amortization of debt discount shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

“Independent Financial Advisor” means an investment banking firm of international standing or any third party appraiser of international standing, provided that such firm or appraiser is not an Affiliate of the Company.

“Intangible Assets” shall mean as of the date of any determination thereof the total amount of all assets of the Company and its Subsidiaries classified as goodwill, patents, trade names, trademarks, copyrights, franchises, experimental expense, organization expense, unamortized debt discount and expense, deferred assets other than prepaid insurance and prepaid taxes, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as “intangible assets” in accordance with GAAP.

“Intercompany Loan Agreements” means the intercompany loan agreement, dated as of April 10, 2007, between Xinyuan Real Estate and the WFOE, and the intercompany loan agreement, dated as of December 7, 2007, between Xinyuan Real Estate and the WFOE, each as amended, restated, supplemented, refinanced or otherwise modified from time to time.

“Interest Payment Dates” shall have the meaning set forth in paragraph 1 of each Note.

“Interest Period” means the period commencing on and including an Interest Payment Date and ending on and excluding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and exclude October 15, 2010.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, Note, debentures or other securities or evidence of Debt issued by, any other Person.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Issue Date” means April 15, 2010.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the PRC, Hong Kong, the city in which the payment on the Note is authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Listing Failure” means the suspension from trading or failure of the American Depositary Shares to be listed on an Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period; provided, however, that such suspension or failure shall not be deemed a Listing Failure if it is a result of any action or actions taken by the Commission or the Eligible Market on which the American Depositary shares are then listed, which action or actions were generally applicable and affected all issuers with a class of securities listed on such Eligible Market.

“London Banking Day” means any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Material Adverse Effect” means a material adverse effect on (a) the property, business, operations, financial condition, liabilities, capitalization or prospects of the Company and its Subsidiaries taken as a whole, (b) the ability of any Person to perform its payment obligations or any of its material obligations under any of the Security Documents to which such Person is a party, (c) the validity or enforceability of any of the Security Documents, (d) the material rights and remedies of the Collateral Agent under any of the Security Documents or (e) the timely payment of any principal or Additional Amounts of, or interest on, or performance or compliance with any of the obligations under, any of the Note or this Agreement.

“Minimum Consolidated Interest Expense Coverage Ratio” means a Consolidated Interest Coverage Ratio greater than 2.5 to 1.00.

“MOFCOM” means the Ministry of Commerce of the PRC.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Cayman Islands national, provincial, foreign and local taxes required to be accrued as a liability under the GAAP, as a consequence of such Asset Sale,

(b) all payments made on or in respect of any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale,

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, and

(d) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with the GAAP, against any liabilities directly arising from the disposal of the Property in such Asset Sale and retained by the Company or any of its Subsidiaries after such Asset Sale.

“Note” is defined in Article 1.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

“Officer” means, with respect to any of the Group Companies, its Chief Executive Officer, Chief Financial Officer, President or Vice-President, and in the case of any PRC Subsidiary, an executive director or legal representative thereof.

“Officers’ Certificate” means a certificate, in form and substance satisfactory to the Requisite Holders, signed by one Officer or, if two Officers exist, two Officers (the list of Officers and the specimen signatures of whom shall be provided to the Holder from time to time) of the relevant Group Company and which is delivered to Requisite Holders.

“Offshore Hong Kong Subsidiaries” means those Subsidiaries of Company organized and existing in Hong Kong, as of the Closing Date or as may be organized and exist after the Closing Date, including VICTORY GOOD DEVELOPMENT LIMITED, a company incorporated under the laws of Hong Kong with limited liability (“Victory Good Development”), SOUTH GLORY INTERNATIONAL LIMITED, a company incorporated under the laws of Hong Kong with limited liability (“South Glory International”), and ELITE QUEST HOLDINGS LIMITED, a company incorporated under the laws of Hong Kong with limited liability (“Elite Quest Holdings”).

“Offshore Subsidiaries” means those Subsidiaries of the Company organized and existing outside of the PRC and Hong Kong, as of the Closing Date or as may be organized and exist after the Closing Date, including Xinyuan Real Estate.

“Opinion of Counsel” means the legal opinion of counsel to the Company in form and substance satisfactory to the Requisite Holders.

“Permitted Debt” means:

(a) Debt of the Company evidenced by the Note and Debt of the Guarantors evidenced by Guaranties, and (iii) any other Corporate Debt, incurred pursuant to the terms of this Agreement;

(b) Debt of any PRC Subsidiary under Credit Facilities;

(c) Debt of the Company owing to and held by any Wholly Owned Subsidiary and Debt of any Subsidiary of the Company owing to and held by the Company or any Wholly Owned Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(d) Debt of any PRC Subsidiary of the Company outstanding on the date on which such Subsidiary is acquired by the Company or otherwise becomes a Subsidiary of the Company (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Subsidiary became a Subsidiary of the Company or was otherwise acquired by the Company), provided that at the time such Subsidiary is acquired by the Company or otherwise becomes a Subsidiary of the Company and after giving effect to the Incurrence of such Debt, the Minimum Consolidated Interest Expense Coverage Ratio would have been complied with.

(e) Debt under Interest Rate Agreements entered into by the Company or a Guarantor for the sole purpose of, and designed solely to protect the Company or such Guarantor from, interest rate risk in the ordinary course of the financial management of such Company or Guarantor and not for speculative purposes, provided that the obligations under such agreements are directly related to and do not exceed payment obligations on Debt otherwise permitted by the terms of this definition;

(f) Debt under Currency Exchange Protection Agreements entered into by the Company or any of its Subsidiaries for the purpose of, and designed solely for the purpose of, limiting currency exchange rate risks directly related to transactions entered into by the Company or such Subsidiary in the ordinary course of business and not for speculative purposes;

(g) Debt in connection with one or more standby letters of credit, performance bonds, return of money bonds or surety bonds issued by the Company or a Guarantor in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit, such Debt not exceeding $1.0 million in the aggregate at any time;

(h) Debt of any of the Company’s Subsidiaries outstanding on the Issue Date not otherwise described in clauses (a) through (g) above;

(i) Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clauses (a), (d) and (h) above;

(j) Debt Incurred by any PRC Subsidiary for the purpose of financing (i) all or any part of the purchase price of assets, real or personal property (including the lease purchase price of land-use rights) or equipment to be used in the ordinary course of business by a Subsidiary of the Company in the Related Business, including such purchase through the acquisition of Capital Stock of any Person all or substantially all of the assets of which consist of real or personal property or equipment which will, upon such acquisition, become a Subsidiary of the Company, (ii) all or any part of the purchase price or the cost of development, construction or improvement of real or personal property (including the lease purchase price of the land-use rights) or equipment to be used in the ordinary course of business by a Subsidiary of the Company in the Related Business; provided, however that (A) the aggregate principal amount of such Debt shall not exceed such purchase price or cost and (B) such Debt shall be Incurred no later than 75 days after the acquisition of such property or completion of such development, construction or improvement, or (iii) any Special Purpose Financing Transaction satisfying the foregoing requirements in clauses (i) or (ii) of this paragraph (j);

(k) Pre-Registration Mortgage Guaranties by the Company or any Subsidiary that do not exceed 80% of the Total Tangible Assets of the Company in the aggregate at any one time outstanding;

(l) Debt Incurred by any Subsidiary constituting reimbursement obligations with respect to workers’ compensation claims or self-insurance obligations or bid, performance or surety bonds (in each case other than for an obligation for borrowed money) and in any such case Incurred in the ordinary course of business;

(m) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Debt is extinguished within five Business Days of Incurrence;

(n) (i) (A) guarantees by the WFOE or any future PRC Subsidiary which is directly wholly-foreign owned by the Company or Xinyuan Real Estate of any Debt of any PRC Subsidiary or of any PRC SPV or (B) guarantees by any other PRC Subsidiary of Debt of any PRC Subsidiary other than a PRC SPV, in each case that was permitted to be Incurred by any provision of Section 8.08, or (ii) guarantees by any Subsidiary of the Company of Debt of another Subsidiary of the Company that was permitted to be incurred under clause (e) or (f) of this definition; and

“Permitted Holders” means Mr. ZHANG Yong, a resident of Zhengzhou in Henan Province, PRC and Ms. YANG Yuyan, a resident of Zhengzhou in Henan Province, PRC, and their respective estates, ancestors and lineal descendants, the legal representatives of any of the foregoing and the trustee of any bona fide trusts of which the foregoing are the sole beneficiaries or the grantors, or any Person of which the foregoing “beneficially owns” (as defined in Rule 13d-3 under the Exchange Act), individually or collectively with any of the foregoing, at least 80% of the total voting power of the Voting Stock of such Person.

“Permitted Investment” means any Investment by the Company or any of its Subsidiaries in:

(a) the Company or any of its Subsidiaries engaged in a Related Business;

(b) any Investment by a PRC SPV for a Special Purpose Financing Transaction to the extent permitted in accordance with Section 8.14(b)(iv);

(c) any Person that will, upon the making of such Investment, become a Subsidiary of the Company, provided that the primary business of such Subsidiary is a Related Business;

(d) any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Subsidiary of the Company, provided that such Person’s primary business is a Related Business;

(e) Cash Equivalents;

(f) receivables owing to the Company or any of its Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Subsidiary deems reasonable under the circumstances;

(g) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business not exceeding $100,000 in the aggregate at any time;

(h) loan and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Subsidiary, as the case may be, provided that such loans and advances do not exceed $100,000 in the aggregate at any one time outstanding;

(i) stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or one of its Subsidiaries or in satisfaction of judgments;

(j) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with (A) an Asset Sale consummated in compliance with Section 8.11 or (B) any disposition of Property not constituting an Asset Sale;

(k) Hedging Obligations by the Company or any Guarantor that are otherwise permitted to be incurred under this Agreement, and which were entered into for financial management of interest rates, foreign currency exchange rates and are directly related to transactions entered into by such Person in the ordinary course of its business, and not for speculative purposes;

(l) any Investment pursuant to Pre-Registration Mortgage Guaranties or Contractor Guaranties (other than to any Affiliate of the Company that is not a Wholly Owned Subsidiary) by the Company or any Subsidiary that do not exceed 80% of the Total Tangible Assets of the Company in the aggregate at any one time outstanding;

(m) advances to contractors or suppliers (other than any Affiliate of the Company) for the acquisition of assets or consumables or services in ordinary course of business that are recorded as deposits or prepaid expenses on the Company’s consolidated balance sheet not exceeding $100,000 in the aggregate at any time;

(n) deposits of pre-sale proceeds made in order to secure the completion and delivery of pre-sold properties and issuance of the related land use title in ordinary course of business; and

(o) deposits made in order to secure the performance of the Company or any of its Subsidiaries in connection with the acquisition, construction, development or improvement of real property or land-use rights by the Company or any Subsidiaries in the ordinary course of business.

Notwithstanding the foregoing, “Permitted Investment” shall not include any Investment by the Company or any of its Subsidiaries in a PRC SPV engaged in a Special Purpose Financing Transaction made by means of transfer to such PRC SPV of Property of the Company or any Subsidiaries existing on the Issue Date, except that such Investment shall be a “Permitted Investment” if (i) such Investment is in cash or Cash Equivalents, (ii) the value of such Investment by the Company or any Subsidiary does not exceed 120% of the total cost of the acquisition of the real property or land-use rights owned or to be owned by such PRC SPV multiplied by the percentage ownership of the Company or any Subsidiary in such PRC SPV after giving effect to such Investment, and (iii) any third party Investment in such PRC SPV pursuant to such Special Purpose Financing Transaction is made by the issuance of Capital Stock or rights in Capital Stock and without such third party providing any Debt or other financing to such PRC SPV.

“Permitted Liens” means:

(a) Liens in favor of the Company, any Guarantor or any Wholly Owned Subsidiary;

(b) Liens securing, or created for the benefit of securing, the Note, the Guaranties;

(c) Liens to secure Debt permitted to be Incurred under clause (b) of the definition of “Permitted Debt” and other obligations thereunder, provided that any such Lien is limited to the accounts receivable and inventory of a PRC Subsidiary under the Credit Facility;

(d) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any of its Subsidiaries if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(e) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of the Company or any of its Subsidiaries arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(f) Liens on the Property of the Company or any of its Subsidiaries Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property or any other Debt and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company or any of its Subsidiaries;

(g) Liens on Property at the time the Company or any of its Subsidiaries acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Subsidiaries; provided, however, that any such Lien may not extend to any other Property of the Company or any of its Subsidiaries; provided further, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company or any of its Subsidiaries;

(h) Liens on the Property of a Person at the time such Person becomes a Subsidiary of the Company; provided, however, that any such Lien may not extend to any other Property of the Company or any other Subsidiary of the Company that is not a direct Subsidiary of such Person; provided further, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Subsidiary of the Company;

(i) pledges or deposits by the Company or any of its Subsidiaries under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property or any other Debt or for the payment of Debt) or leases to which the Company or any of its Subsidiaries is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(j) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character and that do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company and its Subsidiaries;

(k) Liens existing on the Issue Date not otherwise described in clauses (a) through (j) above;

(l) Liens on the Property of the Company or any of its Subsidiaries to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (g), (h) or (k) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property), and the aggregate principal amount of Debt (and other obligations thereunder) that is secured by such Lien shall not be increased to an amount greater than the sum of:

(1) the outstanding principal amount, or, if greater, the committed amount, of the Debt (and other obligations thereunder) secured by Liens described under clause (g), (h) or (k) above, as the case may be, at the time the original Lien became a Permitted Lien under this Agreement, and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Subsidiary in connection with such Refinancing;

(m) Liens encumbering property or assets under construction in the ordinary course of business arising from progress or partial payments by a customer of the Company or its Subsidiary relating to such property or assets;

(n) Liens (including extensions and renewals thereof) upon real property acquired after the Issue Date and Liens upon the Capital Stock of any PRC SPV in connection with its Special Purpose Financing Transaction; provided that such Lien is created solely for the purpose of securing Debt Incurred under clause (j) of the definition of “Permitted Debt” and such Lien is created prior to, at the time of or within 60 days after the later of the transaction contemplated in such clause (j) or completion of construction, (ii) the principal amount of the Debt secured by such Lien shall not exceed 100% of such purchase price or cost for the transaction referred to in clause (j) or for the construction of such real property, and (iii) such Lien shall not extend to or cover any property or assets other than such item of property and any improvements on such item;

(o) Liens on deposits of pre-sale proceeds made in order to secure the completion and delivery of pre-sold properties and issuance of the related land use title in ordinary course of business and not securing Debt of the Company or any Subsidiary;

(p) Liens on deposits made in order to secure the performance of the Company or any of its Subsidiary in connection with the acquisition of real property or land-use rights by the Company or any Subsidiary in the ordinary course of business and not securing Debt of the Company or any Subsidiary;

(q) Liens to secure cash collateral in respect of Hedging Obligations pursuant to which Merrill Lynch Capital Services, Inc. or any of its Affiliates is the counterparty; provided that such Liens in the aggregate shall not initially exceed $10.0 million;

(r) Liens arising from the rendering of a final judgment or order against the Company or any of its Subsidiaries that does not give rise to an Event of Default;

(s) easements, rights-of-way, municipal and zoning ordinances or other restrictions as to the use of properties in favor of governmental agencies or utility companies that do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any of its Subsidiaries; and

(t) Liens securing permitted Corporate Debt, subject to the requirements of Section 13.05.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

such refinancing Debt is used to refinance the entire outstanding principal amount of the Note, or

(a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced, and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing,

(b) the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced,

(c) the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced,

(d) the new Debt shall not be senior in right of payment to the Debt that is being Refinanced, and

(e) the new Debt, the proceeds of which are used to Refinance the Note or any Debt that is pari passu with or subordinate to the Note or a Guaranty, shall only be permitted if (A) in case the Note are refinanced in part or the Debt to be Refinanced is pari passu with the Note or a Guaranty, such new Debt, by its terms or by terms of any agreement or instrument pursuant to which such new Debt is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Note or such Guaranty, or (B) in case the Debt to be Refinanced is subordinated in right of payment to the Note or a Guaranty, such new Debt, by its terms or by the terms of any agreement or instrument to which such new Debt is issued or remains outstanding, is expressly made subordinate in right of payment to the Note or such Guaranty at least to the extent that the Debt to be Refinanced is subordinated to the Note or the Guaranty;

provided, however, that Permitted Refinancing Debt shall not include the Debt of any Subsidiary that is not a Guarantor, if such Debt is used to Refinance Debt of the Company or a Subsidiary.

“Person” means a corporation, an association, a partnership, a limited liability company, an individual, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“PRC” means the People’s Republic of China, exclusive of Taiwan, Macau and Hong Kong.

“PRC SPV” means Shandong Xinyuan Real Estate Co, Ltd. or a Subsidiary formed after the Issuance Date for the purpose of engaging in a Special Purpose Financing Transaction.

“PRC Subsidiary” means any Subsidiary of the Company incorporated in the PRC.

“Pre-Registration Mortgage Guaranties” means any Guaranty by the Company or any Subsidiary in the ordinary course of business of secured loans of purchasers of properties from the Company or any Subsidiary; provided that any such Guaranty shall be released in full on or before the perfection of security interest in such properties under applicable law in favor of the relevant lender.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

“Preferred Stock Dividends” means all dividends or other distributions with respect to Preferred Stock of the Company’s Subsidiaries held by Persons other than the Company or any of its Wholly Owned Subsidiaries.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, or otherwise a calculation made in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, as the case may be.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including intellectual property rights and Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to this Agreement, the value of any Property shall be its Fair Market Value.

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund or Repay (in whole or in part), or to issue other Debt, in exchange or replacement for (in whole or in part), such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Regular Record Date” for the interest payable on any Interest Payment Date means the first calendar day of the month in which such Interest Payment Date occurs.

“Related Business” means real estate acquisition, financing, disposition, development, sales, leasing and management, landscaping, brokerage and other services related to the aforementioned businesses, in each case commensurate with the activities of the PRC Subsidiaries on the Issue Date.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of Section 8.11 and the definitions of “Consolidated Interest Expense Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Requisite Holders” means, collectively, the Holders holding at least 50% of the outstanding principal amount of Notes.

“Restricted Payment” means:

(a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any of its Subsidiaries (including any payment in connection with any merger or consolidation with or into the Company or any of its Subsidiaries), except for any dividend or distribution that is made solely to the Company or any of its Subsidiaries (and, if such Subsidiary is not a Wholly Owned Subsidiary, to the other shareholders of such Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or any of its Subsidiaries of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

(b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries (other than from the Company or any of its Wholly-Owned Subsidiaries) or any securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock);

(c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation (A) purchased to satisfy the Convertible Note Repurchase Obligation or (B) in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

(d) any Investment (other than Permitted Investments) in any Person.

“RMB” means the lawful currency of the PRC.

“SAFE” means the State Administration of Foreign Exchange of the PRC.

“SAIC” means the PRC State Administration for Industry and Commerce.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw Hill, Inc., or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or any of its Subsidiaries transfers such Property to another Person and the Company or any of its Subsidiaries leases it from such Person.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Security Documents” means all of the documents listed in Section 2.04, any document perfecting such security interests pursuant to the terms of Article 13 hereof and any one or more security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust or other grants or transfers for security executed and delivered by the Company, any Person beneficially owning Capital Stock issued by the Company, or any other Obligor creating a Lien upon Capital Stock issued by the Company or upon property owned or to be acquired by the Company or such other Obligor.

“Senior Debt” of the Company means:

(a) all obligations consisting of the principal, premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such post-filing interest is allowed in such proceeding) in respect of:

(1) Debt of the Company for borrowed money, and

(2) Debt of the Company evidenced by Note, debentures, bonds or other similar instruments permitted under this Agreement for the payment of which the Company is responsible or liable;

(b) all Capital Lease Obligations of the Company and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by the Company;

(c) all obligations of the Company

(1) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction,

(2) under Hedging Obligations, or

(3) issued or assumed as the deferred purchase price of Property and all conditional sale obligations of the Company and all obligations under any title retention agreement permitted under this Agreement; and

(d) all obligations of other Persons of the type referred to in clauses (a), (b) and (c) for the payment of which the Company is responsible or liable as Guarantor;

provided, however, that Senior Debt shall not include:

(A) Debt of the Company that is by its terms subordinate in right of payment to the Note, including any Subordinated Obligations;

(B) any Debt Incurred in violation of the provisions of this Agreement;

(C) accounts payable or any other obligations of the Company to trade creditors created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials or services (including Guaranties thereof or instruments evidencing such liabilities);

(D) any liability any state, national, provincial, local or other taxes owed or owing by the Company;

(E) any obligation of the Company to any of its Subsidiaries; or

(F) any obligations with respect to any Capital Stock of the Company.

To the extent that any payment of Senior Debt (whether by or on behalf of the Company as proceeds of security or enforcement or any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to a trustee, receiver or other similar party under any bankruptcy, insolvency, receivership or similar law, then if such payment is recovered by, or paid over to, such trustee, receiver or other similar party, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

“Senior Debt” of any Guarantor has a correlative meaning.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Special Purpose Financing Transaction” means the sale or pledge to an unrelated third Person of Capital Stock in or Incurrence of Debt by any PRC SPV from an unrelated third Person solely for the purpose of engaging in furthering a Related Business and for the financing of one or more specific real estate development projects being developed by such PRC SPV. Without limiting the generality of the foregoing and by way of example only, a Special Purpose Financing Transaction may include (a) the sale by the WFOE of Capital Stock in a PRC SPV to an unrelated third party at a book value or appraised value in return for cash or Cash Equivalent consideration used by the PRC SPV or the WFOE to pay back Debt of the PRC SPV or buy or lease real property, or (b) the buy-back of Capital Stock in a PRC SPV at the original price sold using Debt borrowed from the WFOE.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Debt (including, without limitation, a scheduled repayment or a scheduled sinking fund payment), the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Debt, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment hereof.

“Subordinated Obligation” means any Debt of the Company or any Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Note or the applicable Guaranty pursuant to a written agreement to that effect, including all obligations consisting of the principal, premium, if any, Additional Amounts and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such post-filing interest is allowed in such proceeding) in respect of the Convertible Note.

“Subsidiary,” with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, through one or more intermediaries, by such Person or (ii) any other Person of which a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, through one or more intermediaries, owned by such Person.

“Surviving Person” means the surviving Person formed by a merger, consolidation or amalgamation and, for purposes of Section 9.01, a Person to whom all or substantially all of the Property of the Company or a Guarantor is sold, transferred, assigned, leased, conveyed or otherwise disposed.

“Taxes” means any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Governmental Authorities.

“Total Tangible Assets” means, as of any date, the total consolidated assets of the Company and its Subsidiaries, minus (a) any minority interest in any Person that is not a Wholly Owned Subsidiary of the Company, if such minority interest would be reflected at such date on a consolidated balance sheet of the Company and its Subsidiaries and (b) any securities issued by the Company held as treasury securities, and (c) all Intangible Assets, measured in accordance with GAAP for the most recent quarterly or semi-annually period for which consolidated financial statements of the Company (which the Company shall use its best efforts to compile in a timely manner) are available (which may be internal consolidated financial statements). Total Tangible Assets shall be calculated after giving pro forma effect to include the cumulative value of all of the real property the acquisition, development, construction or improvement of which requires or required the Incurrence of Debt and calculation of Total Tangible Assets thereunder, as measured by the purchase price or cost providing such Debt.

“Trading Day” means any day on which the America Depositary Shares are traded on the principal securities exchange or securities market on which the American Depositary Shares are then traded, provided that “Trading Day” shall not include any day on which the American Depositary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the American Depositary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time.

“U.S. Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America are pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“WFOE” means Xinyuan (China) Real Estate Co., Ltd., a wholly foreign-owned limited liability company organized and existing under the laws of the PRC.

“Wholly Owned Subsidiary” means, at any time, a Subsidiary all the Voting Stock of which (except directors’ qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

“Working Capital Ratio” means, the ratio of (a) the sum of current assets of the Company and its Subsidiaries on a consolidated basis to (b) the sum of the current liabilities of the Company and its Subsidiaries on a consolidated basis.

OTHER DEFINITIONS.

Term	Defined in Section

“6-K Filing”	8.33

“2009 Form 20-F”	5.02

“Acceleration Notice”	10.02

“Additional Amounts”	8.27

“Additional Interest Notice”	8.28

“Affiliate Transaction”	8.13

“Agreement”	Introduction

“Allocable Excess Proceeds”	8.11

“Applicable Agreements”	5.08

“Applicable Law”	5.08

“Asset Sale Offer”	8.11

“Benefited Party”	12.01

“Cayman Offshore Share Pledge Agreement”	2.04

“Change of Control Offer”	8.15

“Charter Documents”	5.08

“Closing”	Introduction

“Closing Date”	3.01

“Corporate Debt Closing Date”	7.03

“Corporate Debt Threshold”	7.03

“Daily Interest Amount”	2.02

“Default Interest Rate”	2.02

“Distribution Compliance Period”	6.01

“Environmental Laws”	5.29

“Event of Default”	10.01

“Excess Proceeds”	8.11

“FCPA”	5.36

“Foreclosure Transferee”	18.06

“Forum”	Introduction

“Forum Information”	8.28

“Forum Trading Affiliates”	6.01

“Fully-Diluted”	5.04

“Future Guarantor”	12.03

“Future Guarantor Pledgor”	13.02

“Guarantor Pledgor”	13.02

“Hong Kong Share Pledge Agreements”	2.04

“Indemnified Liabilities”	14.01

“Indemnitees”	14.01

“Intellectual Property”	5.17

“Interest Rate”	2.02

“Judgment Conversion Date”	18.11f

“Judgment Currency”	18.11

“JV”	5.02

“Listing Failure Offer”	8.31

“Mandatory Repurchase”	7.03

“Mandatory Repurchase Date”	7.03

“Mandatory Repurchase Option”	7.03

“Mandatory Repurchase Price”	7.03

“Maturity Date”	2.02

“Money Laundering Laws”	5.41

“Note Pledge Agreement”	2.04

“NYSE”	5.11

“OFAC”	5.40

“Offer Amount”	7.01

“Offer Period”	7.01

“Offer to Purchase”	7.01

“Offshore Security Agreements”	2.04

“Offshore Share Pledge Agreements”	2.04

“Onshore Share Pledge Agreement”	2.04

“OSPA Pledgee Transfer Event”	18.06(h)

“Onshore Agreements”	18.06(h)

“Permits”	5.13

“PFIC”	5.39

“Proceeding”	5.12

“Purchase Date”	7.01

“Purchase Price”	2.01

“Regulation S”	2.01(b)

“Regulation SHO”	6.01

“Remittance Capacity Requirement”	8.29

“Repurchase Price”	7.01

“Rule 144A”	6.01

“SEC Documents”	5.23

“Securities”	2.01

“Security Documents”	2.04

“Transaction Documents”	2.04

“Warrants”	Introduction

“Warrant Shares”	Introduction

“Xinyuan Real Estate”	Introduction

Rules of Construction

(d) Unless the context otherwise requires:

(i) a term has the meaning assigned to it;

(ii) an accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP;

(iii) “or” is not exclusive;

(iv) words in the singular include the plural, and in the plural include the singular;

(v) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

(vi) “including” means “including without limitation;”

(vii) provisions apply to successive events and transactions;

(viii) “$”, “US$” or “US Dollars” means the lawful currency of the United States of America;

(ix) references to sections of or rules under the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time thereunder;

(x) any references to any Person shall include its permitted successors and permitted assigns in the capacity indicated, and in the case of any Governmental Authority, any Person succeeding to its functions and capacities; and

(xi) references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a “Schedule”, “Article” or an “Exhibit” attached to this Agreement; references to “Articles” or “Sections” are, unless otherwise specified, references to Sections of this Agreement.

EXHIBIT C

Form of Registration Rights Agreement

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 15, 2010, by and between Xinyuan Real Estate Co., Ltd. (the “Company”), and Forum Asian Realty Income II, L.P. (the “Buyer”).

WHEREAS, in connection with the Securities Purchase Agreement by and between the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Buyer warrants (the “Warrants”) to purchase Common Shares (collectively, the “Warrant Shares”), including any Warrant Shares in the form of American Depositary Shares issued pursuant to the deposit agreement dated December 11, 2007 between the Company and JPMorgan Chase Bank, N.A. (the “American Depositary Shares” or “ADSs”); and

WHEREAS, in accordance with the terms of the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agrees as follows:

ARTICLE I. DEFINITIONS; USAGE.

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble hereof.

“American Depositary Shares” or “ADSs” has the meaning set forth in the preamble hereof.

“Allowable Grace Period” has the meaning set forth in Section 2.01(i).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Hong Kong are authorized or required by law to remain closed.

“Company” has the meaning set forth in the preamble hereof.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any similar successor statute.

“Filing Deadline” means the date that is fifteen (15) calendar days after the date hereof.

“Grace Period” has the meaning set forth in Section 2.01(i).

“Holders” means the Buyer and any transferee or assignee thereof to whom the Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 5.02 hereof, at such times as such Person shall own Registrable Securities.

“Majority Holders” means those Holders whose Registrable Securities included in the Registration Statement represent a majority of the Registrable Securities.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

“register,” “registered,” and “registration” refer to a registration effected by preparing and filing the Registration Statement (as defined below) in compliance with the Securities Act and pursuant to Rule 415, and the declaration or ordering of effectiveness of the Registration Statement by the SEC.

“Registrable Securities” means each Warrant Share issued or issuable upon exercise of the Warrants and any shares of the Company issued or issuable with respect to a Warrant Share (including any ADSs) or the Warrants as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on exercise of the Warrants. A Registrable Security shall cease to be a Registrable Security upon the earlier of (i) a sale of such Registrable Security and (ii) the first day on which all the Registrable Securities held by a Holder may be sold by such Holder without restriction pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act.

“Registration Expenses” has the meaning set forth in Section 2.03.

“Registration Period” has the meaning set forth in Section 2.01.

“Registration Statement” means the registration statement on Form F-3 filed with the SEC covering the resale of the Warrant Shares in the form of American Depositary Shares, each representing two Common Shares.

“Rule 144” has the meaning set forth in Section 4.01.

“Rule 415”means Rule 415 promulgated under the Securities Act or any successor rule providing for offering securities on a continuous or delayed basis.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in the preamble hereof.

“Securities Purchase Agreement” has the meaning set forth in the preamble hereof.

“Violations” has the meaning set forth in Section 3.01 hereof.

“Warrants” has the meaning set forth in the preamble hereof.

“Warrant Shares” has the meaning set forth in the preamble hereof.

Section 1.02 Usage.

(a) References to a Person are also references to its assigns and successors in interest (by means of merger, consolidation or sale of all or substantially all the assets of such Person or otherwise, as the case may be).

(b) References to Registrable Securities “owned” by a Holder shall include Registrable Securities beneficially owned by such Person but which are held of record in the name of a nominee, trustee, custodian, or other agent, but shall exclude any Common Shares or ADSs held by a Holder in a fiduciary capacity for customers of such Person.

(c) References to a document are to it as amended, waived and otherwise modified from time to time and references to a statute or other governmental rule are to it as amended and otherwise modified from time to time (and references to any provision thereof shall include references to any successor provision).

(d) References to Sections or to Schedules or Exhibits are to sections hereof or schedules or exhibits hereto, unless the context otherwise requires.

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(e) The definitions set forth herein are equally applicable both to the singular and plural forms and the feminine, masculine and neuter forms of the terms defined.

(f) The term “including” and correlative terms shall be deemed to be followed by “without limitation” whether or not followed by such words or words of like import.

(g) The term “hereof” and similar terms refer to this Agreement as a whole.

ARTICLE II. REGISTRATION.

Section 2.01 Registration; Procedures.

(a) The Company shall prepare and, as soon as practicable but in no event later than the Filing Deadline, file with the SEC the Registration Statement. The Registration Statement shall contain the “Plan of Distribution” section in substantially the form attached hereto as Exhibit A and the “Selling Shareholder” section in substantially the form attached hereto as Exhibit A, unless otherwise required by the SEC. The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC within the three month period beginning April 15, 2010. The Company shall use reasonable best efforts to file with the SEC in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to the Registration Statement by 9:30 am (NYT) on the Business Day following the date on which the SEC declares the Registration Statement effective, but in any case no later than the deadline required by Rule 424.

(b) The Company shall use its reasonable best efforts to keep the Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) April 15, 2013 or (ii) until such time as all Holders who have Registrable Securities included in the Registration Statement no longer hold any Registrable Securities (the “Registration Period”).

(c) The Company shall furnish to one firm of counsel for the Holders (selected by the Majority Holders) copies of the Registration Statement or prospectus or any amendments or supplements thereto (except for Annual Reports on Form 20-F, Current Reports on Form 6-K or any similar or successor reports) in the form substantially as proposed to be filed with the SEC at least five (5) business days prior to filing for review and comment by such counsel.

(d) The Company shall prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Securities Act and rules thereunder with respect to the disposition of all securities covered by the Registration Statement. The Company shall amend the Registration Statement or supplement the prospectus so that it will remain current and in compliance with the requirements of the Securities Act for the Registration Period, and if during such period any event or development occurs as a result of which the Registration Statement or prospectus contains a misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Company shall promptly notify each Holder of Registrable Securities registered on the Registration Statement, amend the Registration Statement or supplement the prospectus so that each will thereafter comply with the Securities Act and furnish to each Holder of Registrable Securities such amended or supplemented prospectus, which each such Holder shall thereafter use in connection with any offers or sales pursuant to the Registration Statement of Registrable Securities. Pending such amendment or supplement each such Holder shall cease making offers or transfers of Registrable Securities pursuant to the prior prospectus. In the event that any Registrable Securities included in the Registration Statement remain unsold at the end of the Registration Period, the Company may file a post-effective amendment to the Registration Statement for the purpose of removing such Securities from registered status.

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(e) The Company shall furnish to each Holder of Registrable Securities registered on the Registration Statement, without charge, such numbers of copies of the Registration Statement, any pre-effective or post-effective amendment thereto, the prospectus, including each preliminary prospectus and any amendments or supplements thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as any such Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Holder.

(f) The Company shall use its reasonable best efforts (i) to register and qualify the securities covered by the Registration Statement under such other securities or blue sky laws of such states or jurisdictions as shall be reasonably requested by the Majority Holders, and (ii) to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any jurisdiction, as soon as practicable; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation in any such states or jurisdictions or to file a general consent to service of process in any such states or jurisdictions.

(g) The Company shall promptly notify each Holder of any stop order issued or threatened to be issued by the SEC in connection therewith (and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered).

(h) The Company shall make generally available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than ninety (90) days after the end of the twelve (12)-month period beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of the Registration Statement.

(i) Notwithstanding anything to the contrary herein, the Company may delay the filing the Registration Statement or the effectiveness thereof for an additional period of up to ninety (90) days if, in the good faith opinion of the Board of Directors of the Company and its counsel, such filing or effectiveness might reasonably be expected to have an adverse effect on any plan or proposal by the Company to engage in any corporate transaction, including any financing by the Company. Notwithstanding anything to the contrary herein, at any time after effectiveness of the Registration Statement, the Company may delay the disclosure of material, non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interests of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”); provided, that the Company shall promptly notify the Holders in writing of the existence of material, non-public information giving rise to the Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Holders) and the date on which the Grace Period will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends, and, provided further, that no Grace Period shall exceed fifteen (15) consecutive days and during any three hundred sixty-five (365) day period such Grace Periods shall not exceed an aggregate of thirty (30) days (each, an “Allowable Grace Period”).

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Section 2.02 Holders’ Obligations.

(a) It shall be a condition precedent to the obligations of the Company to take any action with respect to the registration of the Registrable Securities of any Holder pursuant to this Agreement that such Holder shall furnish on a timely basis to the Company such information regarding such Holder and the number of the Registrable Securities owned by it and such other information as may be reasonably requested by the Company from time to time to effect the registration of the Registrable Securities, and cooperate with the Company in preparing such registration.

(b) Each Holder of Registrable Securities agrees that, if the Company is issuing securities in a Rule 144A offering or a public offering and the placement agent or underwriter so requires, the Holder will execute a lock-up agreement in the same form as requested by the placement agent or underwriter of the executive officers and directors of the Company.

Section 2.03 Expenses of Registration.

The Company shall bear and pay all expenses incurred in connection with the Registration Statement, including all registration, filing and Financial Industry Regulatory Authority fees, all fees and expenses of complying with securities or blue sky laws, all out-of-pocket word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company, and of the Company’s independent registered public accountants, and the reasonable fees and disbursements of one firm of counsel for the Holders of Registrable Securities (selected by the Majority Holders) up to a maximum of $10,000 (collectively, the “Registration Expenses”), but excluding any placement agent fees, broker’s fees and commissions or similar discounts, fees or commissions relating to Registrable Securities (which shall be paid by the Holders).

ARTICLE III. INDEMNIFICATION; CONTRIBUTION.

Section 3.01 Indemnification Obligations.

(a) To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Holder of Registrable Securities included in the Registration Statement, each Person, if any, who controls such Holder within the meaning of the Securities Act, and each officer, director, manager or partner of such Holder and such controlling Person, against any and all losses, claims, damages, liabilities and reasonable expenses, including attorneys’ fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of the Registration Statement or contained in the final prospectus (as amended or supplemented, if the Company files any amendment or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any other law, including, without limitation, any state securities laws, or any rule or regulation thereunder related to the offer or sale of the Registrable Securities pursuant to the Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”), provided, however, that the indemnification required by this Section 3.01 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or expense to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished to the Company by the indemnified party expressly for use in connection with the registration.

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(b) To the extent permitted by applicable law, each Holder shall indemnify and hold harmless the Company, each of its directors and each of its officers, each Person, if any, who controls the Company within the meaning of the Securities Act, and each officer, director, manager or partner of such controlling Person, any other Holder, any controlling Person of any such other Holder and each officer, director, manager or partner of such other Holder and such controlling Person, against any and all losses, claims, damages, liabilities and expenses, including attorneys’ fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; provided, however, that (x) the indemnification required by this Section 3.01 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if settlement is effected without the consent of the relevant Holder of Registrable Securities, which consent shall not be unreasonably withheld, and (y) in no event shall the amount of any indemnity under this Section 3.01 exceed the gross proceeds from the applicable offering received by such Holder.

(c) The obligations of the Company and the Holders of Registrable Securities under this Article III shall survive the completion of any offering of Registrable Securities pursuant to a registration statement under this Agreement, and otherwise.

(d) Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Article III shall be the same as those set forth in Section 14.01, Indemnification, of the Securities Purchase Agreement.

Section 3.02 Contribution.

(a) If the indemnification required by this Article III from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Article III, the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any Violation has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations pursuant to Section 3.01, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.02 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 3.02(a). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

6

ARTICLE IV. COVENANTS OF THE COMPANY.

Section 4.01 Rule 144.

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act (“Rule 144”) or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Company to the public without registration, the Company agrees to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144;

(ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(iii) furnish to each Holder, so long as such Holder owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, a copy of the most recent annual or quarterly report (if the Company files quarterly reports) of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.

Section 4.02 Listing.

The Company shall make a supplemental application to list the Registrable Securities (in the form of ADSs) on the New York Stock Exchange.

ARTICLE V. MISCELLANEOUS.

Section 5.01 Amendment, Modification and Waivers; Further Assurances.

(a) Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders owning Registrable Securities possessing a majority in number of the Registrable Securities outstanding at the time of the amendment or waiver. Any amendment or waiver effected in accordance with this Section 5.01 shall be binding upon each Holder and the Company. No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

(b) Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

7

Section 5.02 Transfer of Rights.

The rights under this Agreement shall be assignable by the Buyer to any transferee of all or any portion of the Buyer’s Registrable Securities if: (i) the Buyer agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to assume and be bound by all of the provision contained herein; and (v) such transfer is made in accordance with the transfer conditions contained in the Warrant.

Section 5.03 Assignment; Benefit.

This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing herein expressed or implied is intended to confer upon any Person, other than the parties hereto or their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 5.04 Term; Termination.

This Agreement may be terminated at any time by a written instrument signed by the parties hereto. Unless sooner terminated in accordance with the preceding sentence, this Agreement (other than Article III hereof) shall terminate in its entirety on such date as the Registration Period shall end.

Section 5.05 Governing Law.

(a) This Agreement shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being serviced in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints C T Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in the State of New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

8

Section 5.06 Notices.

All notices and requests given pursuant to this Agreement shall be in writing and shall be made by hand-delivery, first-class mail (registered or certified, return receipt requested), confirmed facsimile or overnight air courier guaranteeing next business day delivery to the relevant address specified on Schedule 1 to this Agreement or in the relevant agreement whereby such party became bound by the provisions of this Agreement; provided that any notice given by facsimile shall also be given by overnight courier guaranteeing next business day delivery. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if sent by facsimile transmission; and the second Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next-day delivery.

Any party, by notice to each of the other parties, may designate additional or different addresses for subsequent notices or communications.

Section 5.07 Counterpart Originals.

The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement. Any signature page delivered pursuant to this Agreement via facsimile shall be binding to the same extent as an original signature. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party that requests it.

Section 5.08 Headings, etc

The Section and Heading references in this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement and shall in no way modify or restrict any of the terms or provisions hereof.

Section 5.09 Severability.

If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions of this Agreement, unless the result thereof would be unreasonable, in which case the parties hereto shall negotiate in good faith as to appropriate amendments hereto.

Section 5.10 Entire Agreement.

This Agreement and the mechanics and procedures set forth in Section 14.01, Indemnification, of the Securities Purchase Agreement constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement. This Agreement and the mechanics and procedures set forth in Section 14.01, Indemnification, of the Securities Purchase Agreement supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

[Signature Page Follows]

9

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

FORUM ASIAN REALTY INCOME II, L.P.

By:	Forum Asian Realty Income II GP Limited, its general partner

By:
Name:
Title:

SCHEDULE 1

NOTICE ADDRESSES

Xinyuan Real Estate Co., Ltd.

27F, China Central Place

Tower 2, 79 Jianguo Road

Chaoyang District

Beijing 100025 China

Attention: Tom Gurnee

Fax: (86-10) 8588-9300

With a copy to:

Baker & McKenzie LLP

1114 Avenue of the Americas

New York, NY 10036

Attention: Carol B. Stubblefield

Fax: +1 (212) 310-1653

Forum Asian Realty Income II L.P.

Suite 2604, 26th Floor, Alexandra House

18 Chater Road, Central

Hong Kong

Attention: Albert Hon / Steve Kim

Fax: +852 2522 2708

EXHIBIT A

SELLING SECURITYHOLDER

The ADSs being offered by the selling securityholder are those issuable to the selling securityholder upon exercise of the warrants. For additional information regarding the issuance of the warrants, see “Private Placement of Senior Note and Warrant” above. We are registering the ADSs in order to permit the selling securityholder to offer ADSs for resale from time to time. Except for the ownership of the ADSs, the note and the warrants issued pursuant to the Securities Purchase Agreement and prior ownership of our floating rate notes due April 15, 2010 and warrants issued in connection therewith, the selling securityholder has not had any material relationship with us within the past three years.

The table below lists the selling securityholder and other information regarding the beneficial ownership of our ADSs by the selling securityholder. The second column lists the number of ADSs beneficially owned by the selling securityholder, based on its ownership of the warrants, as of April 15, 2010. The third column lists the ADSs being offered by this prospectus by the selling securityholder. The fourth column assumes the sale of all of the ADSs offered by the selling securityholder pursuant to this prospectus.

Under the terms of the warrants, the selling securityholder may not exercise the warrants to the extent such exercise would cause the selling securityholder, together with its affiliates, to beneficially own a number of common shares (directly or indirectly through ADSs) which would exceed 4.99% of our then outstanding common shares following such exercise, excluding for purposes of such determination common shares or ADSs issuable upon exercise of the warrants that have not been exercised. The number of ADSs in the second column reflects this limitation. The selling securityholder may sell all, some or none of its ADSs in this offering. See “Plan of Distribution.”

The ADSs offered by this prospectus may be offered from time to time by the persons or entities named below.

Name of Selling Security-holder	Number of ADSs Owned Prior to Offering	Maximum Number of ADSs to Be Sold Pursuant to this Prospectus	Number of ADSs Owned After Offering
Forum Asian Realty Income II, L.P.(1)	0	758,441	0

(1) The share amount represents common shares that may be acquired within 60 days from the date of this prospectus upon the exercise of outstanding warrants. The securities are beneficially owned by Forum Asian Realty Income II, L.P., or FARI II LP, a Cayman Islands limited partnership, and by its general partner, Forum Asian Realty Income II GP Limited, or FARI II GP, a Cayman Islands limited company. The investment committee of FARI II GP has voting and investment control over FARI II LP. The current members of such investment committee are Russell C. Platt, Caroline M. McBride and Merrit Maddux. The address of FARI II LP is c/o Forum Partners Asia (HK) Limited, Suite 2604, 26th Floor, Alexandra House, 18 CHATER Road, Central, Hong Kong.

PLAN OF DISTRIBUTION

We are registering the ADSs issuable upon exercise of the warrants to permit the resale of these ADSs by the selling securityholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholder of the ADSs. We may receive proceeds upon the exercise of the warrants if the selling securityholder pays the exercise price in cash rather than exercising on a cashless basis. We will bear all fees and expenses incident to our obligation to register the ADSs.

The selling securityholder may sell all or a portion of the ADSs beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholder to sell a specified number of such ADSs at a stipulated price per ADS;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholder effects such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholder or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ADSs or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging in positions they assume. The selling securityholder may also sell ADSs short and deliver ADSs covered by this prospectus to close out short positions and to return borrowed ADSs in connection with such short sales. The selling securityholder may also loan or pledge ADSs to broker-dealers that in turn may sell such ADSs.

The selling securityholder may pledge or grant a security interest in some or all of the warrants or ADSs owned by it and, if it default in the performance of it’s secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholder(s) to include the pledgee, transferee or other successor in interest as a selling securityholder under this prospectus. The selling securityholder also may transfer and donate the ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholder and any broker-dealer participating in the distribution of the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed or fees paid to, any such broker-dealer and any profit on the resale of the ADSs sold by them may be deemed to be underwriting commissions or discounts. In the event any underwriter, dealer or agent who is a member of the Financial Industry Regulatory Authority, or FINRA, participates in the distribution of any securities offered pursuant to this prospectus and any applicable prospectus supplement, the maximum underwriters’ compensation to be received by such FINRA member will not be greater than eight percent (8%) of the gross proceeds from the sale of the ADSs. At the time a particular offering of the ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless such ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling securityholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ADSs by the selling securityholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs to engage in market-making activities with respect to the ADSs. All of the foregoing may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

We will pay all expenses of the registration of the ADSs pursuant to the registration rights agreement, estimated to be $[            ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling securityholder will be entitled to contribution. We may be indemnified by the selling securityholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the ADSs will be freely tradable in the hands of persons other than our affiliates.

There can be no assurance that the selling securityholder will sell any or all of the ADSs registered pursuant to the registration statement of which this prospectus forms a part.

EXHIBIT D

Form of Onshore Share Pledge Agreement

Form of Equity Pledge Agreement

among

Forum Asian Realty Income II, L.P.

and

Xinyuan Real Estate, Ltd.

and

Xinyuan (China) Real Estate Co., Ltd.

Appendix: Securities Purchase Agreement

Equity Pledge Agreement	1

This EQUITY PLEDGE AGREEMENT (the “Agreement”) is made on April 15, 2010 in Beijing, People’s Republic of China (the “PRC”),

by and among

(1)	Forum Asian Realty Income II, L.P., a corporation duly incorporated and established under the laws of the Cayman Islands, with its registered address at Suite 2604, 26th Floor, Alexandra House,18 Chater Road, Central, Hong Kong ( “Party A”);

and

(2)	Xinyuan Real Estate, Ltd., a corporation duly incorporated and established under the laws of the Cayman Islands, with its registered address at PO Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands (“Party B”);

and

(3)	Xinyuan (China) Real Estate Co., Ltd., a wholly foreign owned enterprise duly incorporated and existing under the laws of the People’s Republic of China with its registered address at 129 No. 5 Street, Zhengzhou Economic & Technological Development Area, Henan, PRC (“Party C”).

(individually a “Party” and collectively the “Parties”)

WHEREAS:

A.	Party B holds 100% of the equity interest in Party C; the registered capital of Party C is US$307,000,000.

B.	Party A and Party B have entered into a securities purchase agreement with Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability in the Cayman Islands and holding a 100% equity interest in Party B (as listed in the Appendix, the “Securities Purchase Agreement”) dated April 15, 2010, pursuant to which Xinyuan Real Estate Co., Ltd. has issued, and Party A has purchased, a 15.6% guaranteed senior secured note in the principal amount of US$40,000,000 due on April 15, 2013 (the “Note”).

Equity Pledge Agreement	2

C.	In accordance with the Property Law of the PRC, the Guarantee Law of the PRC, the Contract Law of the PRC as well as other relevant PRC laws and regulations (collectively, the “PRC Laws”), and after the Parties’ friendly consultations based on the principles of equality, free will and mutual benefit, Party B agrees to provide an equity pledge (the “Pledge”) of the Pledged Equity (as defined below) as a security for the Note, and Party A is willing to accept the Pledge, in accordance with the terms and conditions hereof.

NOW, THEREFORE, the Parties agree as follows:

1.	Secured Obligations

The Parties acknowledge and agree that the secured obligations under this Agreement (the “Secured Obligations”) include: the total principal amount of the Note and any interest thereon, and any liquidated damages and indemnification amounts payable in respect of losses suffered by Party A as a result of a default on the Note by Xinyuan Real Estate Co., Ltd. Party A acknowledges and agrees that the Secured Obligations shall be due and payable in full on 15 April 2013.

2.	Pledged Equity

Party B agrees to pledge the 100% equity interests it holds in Party C, representing its full contribution to Party C’s registered capital of US$307,000,000 as of the date of this Agreement and any further contributions as may be made by Party B from time to time for the duration of this Agreement, (the “Pledged Equity”) to Party A as a security for Party B’s performance of its Secured Obligations.

3.	Perfection of the Pledge

The Parties shall perform their obligations under the Securities Purchase Agreement for both the approval of the Pledge by the competent local counterpart of the PRC Ministry of Commerce and the registration of the Pledge with the competent local counterpart of the PRC State Administration of Industry and Commerce.

4.	Effective Date and Pledge Term

4.1	This Agreement shall enter into effect on the date first indicated above.

Equity Pledge Agreement	3

4.2	The Pledge shall be effective as of the date on which the procedures to approve/register it have been completed in accordance with the PRC Laws, and the competent approval/registration authorities have issued certificates evidencing the same. It shall remain in full force and effect until the Secured Obligations have been fulfilled and discharged by Party B and/or Party C.

5.	Representations and Warranties

Party B represents and warrants to Party A that all legal and beneficial title in the Pledged Equity rests solely with Party B, and that the Pledged Equity is free from any encumbrances or third party claims.

6.	Restriction of Rights

6.1	For the duration of this Agreement, (i) Party B undertakes not to sell, pledge, hypothecate, issue or otherwise dispose of any Pledged Equity, and (ii) Party C undertakes not to sell, pledge, hypothecate, issue or otherwise dispose of any equity interests of any of its subsidiaries, other than, in the case of either (i) or (ii): (a) to an entity which is wholly owned by Party B directly or indirectly, provided such action is not restricted by the terms of the Securities Purchase Agreement; (b) to a Person other than Party B or Party C, as applicable, or any of their subsidiaries (if any), as required by applicable law; or (c) the other circumstances which are allowed pursuant to the Securities Purchase Agreement.

6.2	For the duration of this Agreement, Party C further undertakes not to (i) incur any borrowing or provide any guarantee other than (a) borrowings from Party C’s affiliates; or (b) for the purposes of financing the ordinary real estate development business of Party C and its subsidiaries, or (ii) create or permit to exist any lien upon or with respect to any of its assets or property other than for the purposes of financing the ordinary real estate development business of Party C and its subsidiaries. The undertakings set forth in clauses (i) and (ii) above are subject to the limitations of the Securities Purchase Agreement.

Equity Pledge Agreement	4

7.	Foreclosure

If an Event of Default occurs (as defined in the Section 10.01 of the Securities Purchase Agreement), Party A shall be entitled to foreclose on the Pledged Equity, and Party B shall ensure that Party A at all times has the first priority claim to proceeds from the disposal of the Pledged Equity.

8.	Breach

Except as provided in the Securities Purchase Agreement, if any Party breaches its obligations hereunder, it shall be liable to the other Party(ies) for any and all losses and damages incurred by the other Party(ies) as a result.

9.	Governing Law

The execution, implementation and interpretation of this Agreement and the settlement of disputes hereunder shall be governed by the PRC Laws.

10.	Dispute Resolution

All disputes arising out of or in connection with this Agreement shall be submitted to the China International Economic and Trade Arbitration Commission (the “CIETAC”) for arbitration by three arbitrators in accordance with the CIETAC’s rules in effect at the time of any one of the Parties’ application for arbitration. Arbitration shall be conducted in Chinese and English in Beijing. The arbitral award is final and binding upon the Parties.

11.	Indemnity

Party B and Party C, jointly and severally, agree to indemnify and hold harmless Party A, its directors, officers, employees and agents in full at all times against all losses, expenses, costs, actions and other liabilities whatsoever which may be incurred, suffered or brought against such indemnified party as a result or in connection with the exercise of any of their rights hereunder or the taking of any acts in accordance with the terms of this Agreement. The Parties hereto acknowledge that the foregoing indemnities shall survive the termination of this Agreement.

12.	Amendments and Supplements

12.1	Any amendment or supplement to this Agreement shall only be valid if it is made in writing by the Parties pursuant to negotiations between them.

Equity Pledge Agreement	5

12.2	The Appendix forms an integral part of, and shall have the same legal effect as, this Agreement. If there are any discrepancies between the provisions of this Agreement and any Appendix, the Appendix shall prevail.

13.	Definitions and Interpretations

13.1	A reference herein to a day is to a calendar day. A reference to a business day is to a day on which banks are open for commercial business in the PRC.

13.2	References to Articles or Appendices are to the articles or appendices of this Agreement. The use of the plural shall include the use of the singular, and vice versa; the use of a gender shall include the use of any other genders, and vice versa.

14.	Language and Versions

This Agreement is executed in 5 sets of originals, with each set comprising a Chinese and an English version. Each set of originals shall have equal legal effect. If there is a discrepancy between the Chinese version and the English version, the English version will prevail. 1 set of originals shall be for each of the Parties, and the other 2 sets of originals shall be submitted to the relevant governmental authorities for approval or registration of the Pledge.

[The remainder of this page is intentionally left blank.]

Equity Pledge Agreement	6

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the date first indicated above.

By and on behalf of

Forum Asian Realty Income II, L.P.

By: Forum Asian Realty Income II GP Limited, its general partner

Signature:
Authorized Representative:

Xinyuan Real Estate, Ltd.

Signature:
Authorized Representative: Zhang Yong

Xinyuan (China) Real Estate Co., Ltd.
(Seal)

Signature:
Legal Representative: Zhang Yong

Equity Pledge Agreement	7

Appendix

Securities Purchase Agreement

Equity Pledge Agreement	8

EXHIBIT E

FORM OF NOTATION OF GUARANTY

THIS NOTATION OF GUARANTY MAY NOT BE TRANSFERRED SEPARATELY FROM THE NOTE TO WHICH IT RELATES.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR (II) UNLESS (A) SOLD PURSUANT TO RULE 144 OR RULE 144A, IF APPLICABLE, UNDER SAID ACT, (B) SOLD IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER SAID ACT OR (C) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT, AND IN EACH OF (A), (B) OR (C) THE HOLDER PROVIDES TO THE COMPANY AN OPINION OF COUNSEL SELECTED BY THE HOLDER IN A FORM REASONABLY SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID SECURITIES ACT, PROVIDED, HOWEVER THAT, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON UNTIL 40 DAYS AFTER THE DATE OF ORIGINAL ISSUANCE, EXCEPT IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

NOTATION OF GUARANTY

For value received, each Guarantor (which term includes any successor Person under the Agreement (as hereinafter defined)), jointly and severally, unconditionally guarantees, to the extent set forth in the Agreement and subject to the provisions in the Securities Purchase Agreement, dated April 15, 2010 (the “Agreement”), among Xinyuan Real Estate Co., Ltd., as issuer (the “Company”), the Guarantor listed on the signature pages thereto, and Forum Asian Realty Income II, L.P. (“Forum”), (a) the due and punctual payment of the principal of, premium, if any, Additional Amounts and interest on the Note, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, if any, Additional Amounts and, to the extent permitted by law, interest and the due and punctual performance of all other obligations of the Company to the Holder all in accordance with the terms of the Agreement and (b) in case of any extension of time of payment or renewal of any Note or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holder pursuant to the Guaranty and the Agreement are expressly set forth in Article 12 of the Agreement and reference is hereby made to the Agreement for the precise terms of the Guaranty. This Guaranty is subject to release as and to the extent set forth in Section 12.05 of the Agreement. This notation of Guaranty shall be governed by and construed in accordance with the laws of the State of New York. Each Holder of a Note, by accepting the same agrees to and shall be bound by such provisions. This Capitalized terms used herein and not defined are used herein as so defined in the Agreement. The signatories may sign any number of copies of this Notation of Guaranty. Each signed copy shall be an original, but all of them together represent the same agreement.

[GUARANTOR NAME]

By:

Name:

Title:

EXHIBIT F

List of Group Companies

Xinyuan Real Estate, Co., Ltd.

Xinyuan Real Estate, Ltd.

South Glory International Ltd.

Victory Good Development Ltd.

Elite Quest Holdings Ltd.

Xinyuan (China) Real Estate Ltd.

Henan Xinyuan Real Estate Co., Ltd.

Suzhou Xinyuan Real Estate Co., Ltd.

Anhui Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate (Chengdu) Co., Ltd.

Kunshan Xinyuan Real Estate Co., Ltd.

Beijing Xinyuan Wanzhong Real Estate Co., Ltd.

Beijing Xinyuan Heju Construction Material Co., Ltd.

Xinyuan Renju (Beijing) Asset Management Co., Ltd.

Xuzhou Xinyuan Real Estate Co., Ltd.

Henan Jiye Real Estate Co., Ltd.

Henan Wanzhong Real Estate Co., Ltd.

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.

Shandong Xinyuan Real Estate Co., Ltd.

Xinyuan Property Management Co., Ltd.

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.

EXHIBIT G

Form of Note Assignment and Assumption Agreement

NOTE ASSIGNMENT AND ASSUMPTION AGREEMENT

This NOTE ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [INSERT DATE] is by and between [NAME OF ORIGINAL HOLDER] (the “Assignor”) and [NAME OF ASSIGNEE] (the “Assignee”).

RECITALS

WHEREAS, the Assignor is a Holder, under and as such term is defined in Securities Purchase Agreement, dated as of April 15, 2010, among Xinyuan Real Estate Co., Ltd. (the “Company”), Xinyuan Real Estate, Ltd., and Forum Asian Realty Income II, L.P. (“Forum”) (as amended, restated, supplemented or otherwise modified from time to time, the “Securities Purchase Agreement”);

WHEREAS, Assignor desires to assign certain of its interests under the Securities Purchase Agreement and the Note as defined and issued thereunder to Assignee in accordance with Section 18.06 thereof;

WHEREAS, Assignor proposes to sell, assign and transfer to the Assignee, and the Assignee proposes to accept and assume from the Assignor, a portion of the Note held by the Assignor in the principal amount of US$             and the Assignor’s interests, to the extent of such portion of the Note so assigned, in all of the rights and obligations of the Assignor solely as a Holder under the Securities Purchase Agreement and the other Transaction Documents to which Assignor is a party or is a beneficiary of, all on the terms and subject to the conditions of this Agreement (such interest in such rights and obligations being hereinafter referred to as the “Assigned Interest”); and

WHEREAS, after giving effect to the assignment and assumption under this Agreement, the respective outstanding principal amounts of the Note held by Assignor and Assignee shall be in the amounts set forth on Annex 1 hereto.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions. All capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.

Section 2. Assignment.

(a) As of the effective date set forth on the signature page to this Agreement (the “Effective Date”), subject to and in accordance with the Securities Purchase Agreement, the Assignor irrevocably sells, transfers, conveys and assigns, without recourse, representation or warranty (except as expressly set forth herein), to Assignee, and the Assignee irrevocably purchases from the Assignor, the Assigned Interest, which shall include (i) all of Assignor’s rights and obligations solely in its capacity as a Holder with respect to the Assigned Interest under the Securities Purchase Agreement, each other Transaction Document, and any other documents or instruments delivered pursuant thereto or in connection therewith to the extent related to the Assigned Interest, subject to the procedures for termination or replacement of any Onshore Agreement under Sections 13.01(h) and 18.06(h) of the Securities Purchase Agreement] and (ii) to the extent permitted to be assigned under applicable Law, all claims, suits, causes of action and any other right of the Assignor (solely in its capacity as a Holder), to the extent related to the Assigned Interest, against any Person, whether known or unknown, arising under or in connection with the Securities Purchase Agreement, each other Transaction Document, and any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity (the foregoing rights, obligations and interests, collectively, the “Assigned Rights”).

(b) Upon acceptance and recording of the assignment and assumption made pursuant to this Agreement by the Company, from and after the Effective Date, the Company shall make all payments in respect of the Assigned Interest and the Assigned Rights (including all payments of principal, interest, fees and other amounts) to the Assignor for amounts that have accrued prior to the Effective Date and to the Assignee for amounts that have accrued on and after the Effective Date. Upon the Effective Date, the respective outstanding principal amounts of the Note held by Assignor and Assignee shall be in the amounts set forth on Annex 1 hereto, which Annex 1 reflects the specific assignment, transfer and sale of Note consummated under this Agreement only, and shall be adjusted on the Company’s register. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Company for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves. Each of the Assignor and the Assignee agrees that if it receives any amount under the Securities Purchase Agreement or any other Transaction Document that is for the account of the other, it shall hold the same for the other to the extent of the other’s interest therein and shall pay promptly the same to the other.

Section 3. Representations, Warranties and Undertakings.

(a) The Assignor (i) represents and warrants that (A) it is the legal and beneficial owner of the Assigned Interest and such Assigned Interest is free and clear of any Lien or adverse claim and (B) it has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and (ii) makes no representation or warranty and assumes no responsibility with respect to (A) any statements, warranties or representations made in or in connection with the Securities Purchase Agreement or the other Transaction Documents or the execution, legality, validity, enforceability or genuineness, or sufficiency of value of the Securities Purchase Agreement, the other Transaction Documents, or any other instrument or document furnished pursuant thereto or in connection therewith or (B) the financial condition of the Company or any other Group Company, the performance or observance by the Company or the Guarantors or any other Person of any of its obligations under the Securities Purchase Agreement, any other Transaction Document, or any other instrument or document furnished pursuant thereto or in connection therewith.

(b) The Assignee (i) represents and warrants that it (A) has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to become a Holder under the Securities Purchase Agreement and the other Transaction Documents, and (B) is in compliance with Section 18.06(b) and will be in compliance with Section 18.06(b) upon the consummation of the assignment, assumption, sale and transfer of Note contemplated under this Agreement, (ii) acknowledges and confirms that it has received a copy of the Securities Purchase Agreement, each other Transaction Document and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement and to purchase the Assigned Interest and assume the Assigned Rights, on the basis of which it has made such analysis and decision independently and without reliance on the Company or any other Group Company, (iii) agrees that it will, independently and without reliance upon the Company, any other Group Company, or any other Holder and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Securities Purchase Agreement or any other Transaction Document, (iv) appoints and authorizes the Collateral Agent and the OSPA Pledgee (defined below) to take such action as agent on its behalf and to exercise such powers under the Securities Purchase Agreement or the other Transaction Documents as are delegated to the Collateral Agent or the OSPA Pledgee, as the case may be, by the terms thereof, together with such powers as are reasonably incidental thereto and (v) will perform in accordance with their terms all of the obligations, if any, that by the terms of the Transaction Documents are required to be performed by it as a Holder. The Assignee further confirms and agrees that in becoming a Holder under the Securities Purchase Agreement, such actions have and will be made without recourse to, or representation or warranty, by any Holder. “OSPA Pledgee” means Forum or any subsequent Holder(s) becoming the “Pledgee” under any Onshore Agreement in accordance with Sections 8.28 and 13.01(h) of the Securities Purchase Agreement.

Section 4. Effectiveness.

(a) The effectiveness of the sale, assignment and transfer hereunder is subject to (i) the due execution and delivery of this Agreement by the Assignor and the Assignee, and (ii) registration by the Company in its register in accordance with Section 2.01(e) of the Securities Purchase Agreement, as evidenced and effected by counter-execution and delivery of this Agreement. The Company shall not be required to counter-sign this Agreement and register the assignment to Assignee unless it shall have received a legal opinion of U.S. counsel to the Assignee addressed to the Company and in form and substance satisfactory to the Company as required under Section 18.06(e) of the Securities Purchase Agreement.

(b) Simultaneously with the execution and delivery by the Assignor and Assignee hereto of this Agreement to the Company for its recording in the Register, the Assignor may deliver its Note (if any) to the Company and may request that new Notes be executed and delivered to the Assignor and Assignee reflecting the respective assigned and assumed outstanding principal set forth on Annex 1 hereto, provided that, in accordance with Section 18.06(c) of the Securities Purchase Agreement, the Company shall not be required to issue any new Note or replacement Note to any Person. The Assignor’s legal address for all notices and bank account information for all payments required under the Securities Purchase Agreement is set forth on Annex 1.

(c) Except as otherwise provided in the Securities Purchase Agreement, effective as of the Effective Date:

(i) the Assignee shall be deemed automatically to have become a party to, and the Assignee agrees that it will be bound by the terms and conditions set forth in, the Securities Purchase Agreement, and shall have all the rights and obligations of a “Holder” under the Securities Purchase Agreement and the other Transaction Documents to which a Holder is a party as if it were an original signatory thereto or an original Holder thereunder with respect to the Assigned Interest and the Assigned Rights; and

(ii) the Assignor shall relinquish its rights and be released from its obligations under the Securities Purchase Agreement and the other Transaction Documents to the extent specified herein and therein.

Section 6. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, WITHOUT REFERENCE TO CONFLICTS OF LAWS (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Section 7. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by telecopy or portable document format (“pdf”) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8. Further Assurances. The Assignor and the Assignee hereby agree to execute and deliver such other instruments, and take such other action, as either party or the Company may reasonably request in connection with the transactions contemplated by this Agreement including, without limitation, any disclosure of this Agreement required under the Securities Act or delivery of any notices to the other Group Companies or the Collateral Agent that may be required in connection with the assignment contemplated hereby.

Section 9. Binding Effect; Amendment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, subject, however, in all respects to the provisions of the Securities Purchase Agreement. No provision of this Agreement may be amended, waived or otherwise modified except by an instrument in writing signed by each party hereto and by the Company.

[The remainder of this page is intentionally blank. The next page is the signature page.]

IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Note Assignment and Assumption Agreement to be executed by their duly authorized officers.

[INSERT NAME], as Assignor

By:
Name:
Title:

[INSERT NAME], as Assignee

By:
Name:
Title:

Accepted and Acknowledged on [INSERT DATE] (the “Effective Date”):

Xinyuan Real Estate Co., Ltd.

By:
Name:
Title:

Annex 1

to Note Assignment and Assumption Agreement

	Assignor’s Outstanding Principal Amount assigned by it hereunder	Assignee’s Outstanding Principal Amount assigned to it hereunder
Principal Amount of Note:	$	$

All notices and correspondence to Assignee as a Holder should be sent to:

[INSERT LEGAL ADDRESS AND CONTACT INFO FOR ASSIGNEE]

All payments required to be made to Assignee as a Holder should be paid to:

[INSERT BANK ACCT INFO/WIRING INSTRUCTIONS]